Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

AMONG

BEAR ACQUISITION I, LLC,

BRISTOW GROUP INC. (solely for purposes of Sections 3.2(b), 4.2(b), 5.9, 8.3, 8.7, and 14.15),

COLUMBIA HELICOPTERS, INC.,

THE SHAREHOLDERS LISTED ON SCHEDULE 1,

AND

THE SHAREHOLDER REPRESENTATIVE

Dated as of November 9, 2018

6.9	Rights or Stock Options	19
6.10	Financial Statements	20
6.11	No Undisclosed Liabilities	20
6.12	Absence of Changes	20
6.13	Tangible Personal Property	20
6.14	Real Property	22
6.15	Intellectual Property	23
6.16	Insurance	24
6.17	Labor Relations	24
6.18	Certificates	25
6.19	Compliance With Laws	26
6.20	Litigation	28
6.21	Personnel	29
6.22	Employee Benefit Plans; ERISA	29
6.23	Tax Matters	31
6.24	Environmental Matters	34
6.25	Scheduled Contracts	36
6.26	Government Contracts	38
6.27	Transactions With Affiliates	43
6.28	Powers of Attorney	43
6.29	Brokers	43
6.30	Significant Customers	43
6.31	Spare Parts Sale Agreement	44

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS		44

7.1	Organization and Standing	44
7.2	Authority; Authorization; Capacity	44
7.3	Enforceability	44
7.4	Ownership of Shares	44
7.5	Noncontravention	45
7.6	Government Approvals	45
7.7	Legal Proceedings	45
7.8	Brokers	46
7.9	Investment Representation	46
7.10	Restricted Securities	46
7.11	Resale of Shares	46
7.12	No Other Representations and Warranties	47

ARTICLE 8 PRE-CLOSING COVENANTS		48

8.1	Access to Information	48
8.2	Company Pre-Closing Activities	49
8.3	Parent Pre-Closing Activities	51
8.4	Efforts to Consummate	52
8.5	Confidentiality	52
8.6	HSR Act Filing	53
8.7	Financing	53
8.8	NYSE Listing	57

STOCK PURCHASE AGREEMENT

8.9	Further Environmental Provisions	57
8.10	FOCI Mitigation	58

ARTICLE 9 CONDITIONS TO CLOSING		59

9.1	Conditions to Obligations of Purchaser	59
9.2	Conditions to Obligations of the Shareholders and the Company	61

ARTICLE 10 ADDITIONAL AGREEMENTS		63

10.1	Further Assurances	63
10.2	Publicity	63
10.3	Business Records; Attorney Records	63
10.4	Tax Matters	64
10.5	Indemnification of Officers and Directors; Exculpation of Liability	69
10.6	Obligations to Continuing Employees	69
10.7	Excluded Assets	70
10.8	Investigation; No Reliance by Purchaser	70
10.9	Limitation of Representations and Warranties	71
10.10	Exclusive Dealings	72
10.11	R&W Insurance Policy	73
10.12	No Control of Other Party’s Business	73
10.13	Limitation of Damages	73
10.14	Termination of Related Party Transactions	74
10.15	Non-Disparagement	74
10.16	Non-Competition; Non-Solicitation	74

ARTICLE 11 REMEDIES FOR BREACH OF THIS AGREEMENT		75

11.1	Survival	75
11.2	Indemnification	76
11.3	Indemnification Procedures	76
11.4	Limitations on Indemnification	78
11.5	Specific Performance	79
11.6	Exclusive Remedy; Limitation of Liability	79
11.7	Tax Treatment of Indemnification Payments	80

ARTICLE 12 TERMINATION		80

12.1	Termination	80
12.2	Effect of Termination	81
12.3	Termination Fee	81

ARTICLE 13 MATTERS RELATING TO THE SHAREHOLDER REPRESENTATIVE		83

13.1	Appointment of the Shareholder Representative	83
13.2	Reliance by the Shareholder Representative	84
13.3	Expenses of the Shareholder Representative	85
13.4	Substitute Shareholder Representative	85
13.5	Reliance by Purchaser	85

STOCK PURCHASE AGREEMENT

ARTICLE 14 MISCELLANEOUS		85

14.1	Notices	85
14.2	Payments	87
14.3	Entire Agreement	87
14.4	Amendment and Waiver	87
14.5	Benefits; Binding Effect; Assignment	88
14.6	No Third Party Beneficiary	88
14.7	Severability	88
14.8	Expenses	88
14.9	Purchaser’s Review	89
14.10	Governing Law; Litigation Expenses; Waiver of Jury Trial	89
14.11	Non-Recourse	91
14.12	Fulfillment of Obligations	91
14.13	Counterparts and Delivery	91
14.14	Acknowledgement Regarding Representation	91
14.15	Obligation of Parent	91

STOCK PURCHASE AGREEMENT

APPENDICES, SCHEDULES AND EXHIBITS

Appendix 1.1	-	Definitions
Appendix 1.2	-	Interpretation
Schedule 1	-	List of Shareholders
Schedule 3.1(b)(iii)	-	Aggregate Aircraft Amount
Schedule 3.1(b)(viii)	-	Illustrative Calculation of Net Working Capital and Net Working Capital Calculation Methodology
Schedule 3.1(b)(ix)	-	NWC Exclusions
Schedule 3.2(c)	-	Projected Cash Purchase Price Calculation
Schedule 5.4	-	Government Approvals
Schedule 5.7(d)	-	Exceptions to Foreign Person Representation
Schedule 5.14	-	Compliance with Laws
Schedule 6	-	Disclosure Schedule
Schedule 8.2	-	Pre-Closing Activities
Schedule 8.3	-	Parent Pre-Closing Activities
Schedule 8.4(a)	-	Required Third-Party Consents
Schedule 8.4(b)	-	Consents from Government Authorities
Schedule 10.5	-	Existing D&O Policy Premiums
Schedule 10.7	-	Excluded Assets
Schedule A-1	-	Designated Consents
Schedule A-2	-	Specified Contract Parties
Exhibit A	-	Form of Closing Certificate

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated November 9, 2018 (the “Execution Date”), is among Bristow Group Inc., a Delaware corporation (the “Parent”), solely for purposes of Sections 3.2(b), 4.2(b), 5.9, 8.3, 8.7, and 14.15, Bear Acquisition I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (including its successors, the “Purchaser”), Columbia Helicopters, Inc., an Oregon corporation (the “Company”), the Persons listed on attached Schedule 1 (each, a “Shareholder” and, collectively, the “Shareholders”), and Nancy C. Lematta, but solely in her capacity as the Shareholder representative (the “Shareholder Representative”). Purchaser, the Company, the Shareholders, and the Shareholder Representative are sometimes referred to in this Agreement each as a “Party” and, collectively, as the “Parties.”

RECITALS

A. The Shareholders own all of the issued and outstanding shares of Company Common Stock (collectively, the “Shares”).

B. The Shares represent all of the issued and outstanding equity securities (and rights to acquire equity securities) of the Company.

C. The Shareholders wish to sell to Purchaser, and Purchaser wishes to purchase from the Shareholders, the Shares, subject to the terms and conditions set forth herein.

D. Concurrently with the execution of this Agreement, certain holders of Phantom Unit Awards (as defined in Appendix 1.1) have entered into subscription agreements with Parent (collectively, the “Subscription Agreements”) pursuant to which, subject to and immediately following the consummation of the Transactions, such holders have agreed to purchase, and Parent has agreed to issue, shares of Parent Common Stock on the terms and subject to the conditions set forth in the applicable Subscription Agreement.

E. Concurrently with the execution of this Agreement, the Family Shareholders (as defined in Appendix 1.1) and Parent have entered into a Stockholders Agreement that will be effective as of, and subject to, the Closing (the “Stockholders Agreement”).

Now therefore in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

STOCK PURCHASE AGREEMENT

AGREEMENT

ARTICLE 1

DEFINITIONS AND INTERPRETATIONS

1.1 Definitions. The initially-capitalized terms used in this Agreement have the meanings set forth in attached Appendix 1.1.

1.2 Interpretation. This Agreement will be interpreted according to the rules of interpretation set forth in Appendix 1.2.

ARTICLE 2

PURCHASE AND SALE OF SHARES

On the terms and subject to the conditions in this Agreement, at Closing, and for the consideration specified in Article 3, the Shareholders will sell, assign, transfer and convey to Purchaser, and Purchaser will purchase and acquire from the Shareholders, the Shares, free and clear of all Liens.

ARTICLE 3

CONSIDERATION

3.1 Aggregate Consideration.

(a) The aggregate consideration for the sale and transfer of the Shares to Purchaser is (i) the Cash Purchase Price as ultimately determined under Section 3.3 (the “Final Cash Purchase Price”) plus (ii) the Stock Consideration, plus (iii) the Additional Cash Amount, if applicable (the Final Cash Purchase Price, Stock Consideration and, if applicable, the Additional Cash Amount together, the “Consideration”).

(b) Defined Terms.

(i) “Cash Purchase Price” means an amount, without duplication, equal to the sum of:

(A) $492,400,000;

(B) plus the Closing Cash;

(C) minus the Closing Indebtedness;

(D) minus the Company Transaction Expenses;

(E) minus the Phantom Plan Payments;

(F) plus the Net Working Capital Adjustment (which may be a negative number); and

STOCK PURCHASE AGREEMENT

(G) plus the Aircraft Adjustment Amount (which may be a negative number).

(ii) “Aircraft Adjustment Amount” means:

(A) if the Aggregate Aircraft Amount is greater than $325,000,000, then the lesser of (1) the amount by which the Aggregate Aircraft Amount is greater than $325,000,000 and (2) $5,000,000;

(B) if the Aggregate Aircraft Amount is less than $305,000,000, then a negative number equal to the lesser (in absolute terms) of (1) the amount by which the Aggregate Aircraft Amount is less than $305,000,000 and (2) $5,000,000; or

(C) If the Aggregate Aircraft Amount is between $305,000,000 and $325,000,000, then the Aircraft Adjustment Amount shall be $0.

(iii) “Aggregate Aircraft Amount” means, as of the Effective Closing Time the sum of (A) aircraft; (B) aircraft in process; and (C) Inventory, each determined in accordance with GAAP in strict accordance with the Aggregate Aircraft Amount Calculation Methodology. Schedule 3.1(b)(iii) sets forth an illustrative calculation of the Aggregate Aircraft Amount. Schedule 3.1(b)(iii) also provides the methodology by which the Aggregate Aircraft Amount is determined for all purposes under this Agreement (the “Aggregate Aircraft Amount Calculation Methodology”).

(iv) “Closing Cash” means the aggregate amount of cash and cash equivalents of the Acquired Companies at the Closing, determined in accordance with GAAP in effect on the Closing Date, but excluding any insurance proceeds received or receivable under any insurance policy in connection with the damage or destruction of any property, plant and equipment reflected in the Most Recent Balance Sheet (“Insurance Proceeds”); for the avoidance of doubt, (A) Closing Cash shall be calculated net of issued (i.e., checks mailed or, if payment is made electronically, the effective date of such payment has occurred) but uncleared checks and drafts and (B) Closing Cash shall include checks and drafts which are immediately convertible into cash received by the Company as of the close of business on the day immediately before the Closing Date but not yet deposited (provided that clearance actually occurs within 10 Business Days of such deposit).

(v) “Closing Indebtedness” means the aggregate amount of all Indebtedness of the Acquired Companies, other than Intercompany Indebtedness and Excluded Obligations, that is funded and outstanding as of the Effective Closing Time.

(vi) “Company Transaction Expenses” means all expenses of the Acquired Companies (or for which the Acquired Companies are responsible) not paid before Closing that were incurred in connection with preparing and executing this Agreement, the Transaction Documents and consummating the Transactions, including (A) fees and disbursements of brokers, attorneys, accountants, financial advisors and other advisors and service providers, payable by any Acquired Company under Section 14.8, (B) any severance resulting from any termination of employment prior to the Closing Date (other than termination of employment resulting from the actions of, or at the request of, Purchaser or its Affiliates) and any payroll

STOCK PURCHASE AGREEMENT

Taxes payable by any Acquired Company in connection therewith, (C) any Excluded Environmental Liabilities and (D) any amounts to be included pursuant to Section 8.4 with respect to obtaining the Designated Consents.

(vii) “Net Working Capital Adjustment” means the positive (or negative) amount, if any, by which Net Working Capital exceeds (or is less than) Target Net Working Capital.

(viii) “Net Working Capital” means, as of the Effective Closing Time and determined on a consolidated basis in accordance with GAAP, in strict accordance with the Net Working Capital Calculation Methodology, the excess, if any, of:

(A) the sum of all current assets of the Acquired Companies that are included in the line item categories of current assets of the type identified on Schedule 3.1(b)(viii), excluding for the avoidance of doubt any (1) current assets in Closing Cash, Excluded Assets or NWC Exclusions; and (2) the items reflected in the Aggregate Aircraft Amount; minus

(B) all current liabilities of the Acquired Companies that are included in the line item categories of current liabilities of the type identified on Schedule 3.1(b)(viii), excluding for the avoidance of doubt (1) any current liabilities in NWC Exclusions; (2) the current portion of the Closing Indebtedness; (3) the current portion of any liability arising from the Company Transaction Expenses and Phantom Plan Payments; and (4) any current liabilities arising from obligations of the Company relating to life insurance policies on the life of Nancy C. Lematta.

Schedule 3.1(b)(viii) sets forth an illustrative calculation of Net Working Capital. Schedule 3.1(b)(viii) also provides the methodology by which the Net Working Capital is determined for all purposes under this Agreement (the “Net Working Capital Calculation Methodology”).

(ix) “NWC Exclusions” means those items identified as NWC Exclusions on attached Schedule 3.1(b)(ix).

(x) “Target Net Working Capital” means $9,854,353.

STOCK PURCHASE AGREEMENT

3.2 Payments at Closing.

(a) At Closing, Purchaser will pay the Projected Cash Purchase Price as follows: (i) to each Management Shareholder, an amount equal to (A) the Shareholder’s Pro Rata Share multiplied by (B) the sum of (1) the Projected Cash Purchase Price and (2) $67,000,000, and (ii) to each Family Shareholder, the product of (A) such Family Shareholder’s Proportion and (B) the difference between (1) the Projected Cash Purchase Price and (2) the total amounts paid to all Management Shareholders pursuant to clause (i) above.

(b) At Closing, Parent will issue, or will cause to be transferred, to each Family Shareholder the Family Shareholder’s Proportion of the Stock Consideration, rounded down to the nearest whole share, which shares may be represented by book-entry interests or one or more certificates issued to each Family Shareholder, at Parent’s election.

(c) Attached Schedule 3.2(c) sets forth an illustrative calculation of the Projected Cash Purchase Price, including projected Net Working Capital, based on information available as of the Execution Date and certain assumptions as to items that cannot be determined until the Effective Closing Time.

(d) Notwithstanding anything to the contrary herein, the Shareholder Representative shall be solely responsible for determining the allocation of the Consideration for distribution in accordance with this Section 3.2 and shall provide Purchaser with written instructions setting forth the allocation of the Consideration (including the number of shares of Parent Common Stock representing the Stock Consideration to be issued or transferred to each Family Shareholder and the amount of the Projected Cash Purchase Price to be distributed to each Shareholder) at least three Business Days prior to the Closing. Upon compliance with the instructions provided to Purchaser in accordance with this Section 3.2, Purchaser shall be discharged of any and all liability or other responsibility in connection with distributing the Consideration.

3.3 Procedure for Determining Projected Cash Purchase Price and Final Cash Purchase Price.

(a) Projected Cash Purchase Price. At least three Business Days but no more than five Business Days before Closing, the Shareholder Representative or her Agents will deliver (i) the Shareholders’ written good faith estimate of the Final Cash Purchase Price (the “Projected Cash Purchase Price”) to Purchaser, in substantially the form of, and including the line items shown in, Schedule 3.2(c) with reasonable supporting detail, which will include (A) the Shareholders’ good faith estimate of Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, and Aircraft Adjustment Amount, (B) the Shareholders’ good faith estimate of the consolidated closing balance sheet of the Acquired Companies as of the Effective Closing Time prepared in accordance with GAAP (without giving effect to the purchase and sale of the Shares or the other transactions pursuant to this Agreement), and the other principles set forth on Schedule 3.2(c), and (C) any other information, data or calculation that is reasonably necessary to support the Shareholders’ determination of the Projected Cash Purchase Price and (ii) an updated version of the Phantom Unit Schedule as of the Closing Date (the “Closing Phantom Unit Schedule”). The Shareholder Representative

STOCK PURCHASE AGREEMENT

shall make her Agents reasonably available, and the Company’s representatives shall be reasonably available, to Purchaser prior to the Closing and following delivery of the Projected Cash Purchase Price and the Closing Phantom Unit Schedule to discuss the calculation of the Projected Cash Purchase Price and Phantom Plan Payments. The Shareholders shall consider in good faith any reasonable comments of Purchaser and correct any undisputed errors in the Projected Cash Purchase Price and Phantom Plan Payments prior to Closing (it being understood, for the avoidance of doubt, that any failure of Purchaser to dispute any item or aspect pursuant to this sentence shall not preclude Purchaser from exercising any other rights under this Agreement).

(b) Proposed Final Cash Purchase Price. Within 90 days after Closing, Purchaser or its Agents will deliver Purchaser’s good faith determination of the Final Cash Purchase Price (the “Proposed Final Cash Purchase Price”) to the Shareholder Representative, in substantially the form of, and including the line items shown in, Schedule 3.2(c), with reasonable supporting detail, which will include Purchaser’s (i) calculation of Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, and Aircraft Adjustment Amount, (ii) the consolidated closing balance sheet of the Acquired Companies as of the Effective Closing Time prepared in accordance with GAAP (without giving effect to the purchase and sale of the Shares or the other transactions pursuant to this Agreement), (iii) calculation of the Final Closing Payment under Section 3.4, and (iv) any other calculation, information and data that is reasonably necessary to support its determination of the Proposed Final Cash Purchase Price.

(c) Review and Resolution of Disputes Concerning the Final Cash Purchase Price.

(i) Within 60 days after it receives Purchaser’s determination of the Proposed Final Cash Purchase Price (the “Review Period”), the Shareholder Representative may dispute any items included in that determination. During the Review Period, Purchaser will make reasonably available to the Shareholder Representative and her Agents all relevant books, records and work papers (including those of Purchaser’s internal and external accountants) in Purchaser’s possession or under its control relating to its determination of the Proposed Final Cash Purchase Price and all other items reasonably requested by the Shareholder Representative or her Agents in connection with the determination of the Proposed Final Cash Purchase Price.

(ii) If the Shareholder Representative indicates in a signed writing that she is satisfied with the Proposed Final Cash Purchase Price, or if she does not deliver an Objection to Purchaser before the end of the Review Period, then the Proposed Final Cash Purchase Price shall become the Final Cash Purchase Price and shall be binding and conclusive upon the Parties. If the Shareholder Representative disputes Purchaser’s calculation of the Final Cash Purchase Price, then the Shareholder Representative will so inform Purchaser in writing (the “Objection”) during the Review Period. The Objection will include all disputed items and describe the basis of the Objection for each item in reasonable detail. If the Objection does not dispute the determination of one or more items reflected in Purchaser’s calculation of the Final Cash Purchase Price, then Purchaser’s determination of those items will be final.

STOCK PURCHASE AGREEMENT

(iii) The Parties will attempt in good faith to resolve all disputed items within 30 days after Purchaser receives the Objection. If the Parties resolve all of the disputed items in the Objection, then the Proposed Final Cash Purchase Price (incorporating, if applicable, any adjustments agreed in writing by both Parties) shall become the Final Cash Purchase Price and shall be binding and conclusive upon the Parties.

(iv) If the Parties do not resolve all of the disputed items within the 30-day period, the remaining disputed items (collectively, the “Remaining Disputed Items”) will be submitted to PricewaterhouseCoopers LLP or another independent accounting firm agreed upon by Purchaser and the Shareholder Representative (the “Independent Accounting Firm”). The scope of the review by the Independent Accounting Firm will be limited to (i) determining whether the Remaining Disputed Items were prepared in accordance with Section 3.1 and (ii) based on its determinations of the matters described in clause (i), preparing and delivering to the Parties a statement of the adjustments (if any) to the Proposed Final Cash Purchase Price that are necessary with respect to the Remaining Disputed Items to comply with the requirements of Section 3.1. The Independent Accounting Firm shall not make, or be asked to make, any determinations other than those described in the preceding sentence.

(v) Purchaser and Shareholder Representative shall use their reasonable best efforts to cause the Independent Accounting Firm to render its written decision resolving the matters submitted to it as promptly as practicable after submission of the Remaining Disputed Items, and in any event within 60 days after it accepts the referral and on the basis set forth in this Article 3. The Parties will make readily available to the Independent Accounting Firm all relevant books, records and workpapers (including those of their respective internal and external accountants) in their respective possession or under their respective control relating to the calculation of the Remaining Disputed Items. During the 60-day review period, neither Party, nor any of their Agents, will communicate with the Independent Accounting Firm regarding its review and determination, unless the Party wishing to initiate communication with the Independent Accounting Firm has first provided the other Party with at least five Business Days prior written notice of the proposed communication and an opportunity to be present for or otherwise participate in the communication. The Independent Accounting Firm’s determination of the proper calculation of the Remaining Disputed Items will:

(A) be no less than the lesser of the amount claimed by either Purchaser or the Shareholders, and no greater than the greater of the amount claimed by either Purchaser or the Shareholders;

(B) be delivered in writing to Purchaser and the Shareholder Representative, and will include a reasoned explanation of the final determination(s) and the responsibility of Purchaser and the Shareholders for the Independent Accounting Firm’s cost and expenses of its review and report determined in accordance with subsection 3.3(c)(vi); and

(C) be conclusive and binding on the Parties and not subject to appeal by any Party.

STOCK PURCHASE AGREEMENT

(vi) Purchaser will pay the portion of the cost and expenses of the Independent Accounting Firm’s review and report that is represented by the dollar value of all Remaining Disputed Items that the Independent Accounting Firm determines are in accordance with or closest to the Shareholders’ position, divided by to the total dollar value of the Remaining Disputed Items. The Shareholders will pay the remainder, if any, of those costs and expenses. For example, if the dollar value of the Remaining Disputed Items is $100 and the Independent Accounting Firm determines that items totaling $80 are in accordance with or closest to the Shareholders’ position and items totaling $20 are in accordance with or closest to Purchaser’s position, then the Independent Accounting Firm’s costs and expenses would be paid 20% by the Shareholders and 80% by Purchaser.

3.4 Final Closing Payment. Within five days after the Final Cash Purchase Price is ultimately determined pursuant to Section 3.3(c):

(a) If the Final Cash Purchase Price is less than the Projected Cash Purchase Price, then the Shareholders shall pay to Purchaser, severally in accordance with the percentage of the Projected Cash Purchase Price paid to each such Shareholder pursuant to Section 3.2(a) (as directed by the Shareholder Representative) and by bank wire transfer of immediately available funds to an account designated in writing by Purchaser to the Shareholder Representative, the amount of cash equal to such shortfall.

(b) If the Final Cash Purchase Price is greater than the Projected Cash Purchase Price, then Purchaser shall pay, or cause to be paid, to the Shareholders in accordance with the percentage of the Projected Cash Purchase Price paid to each such Shareholder pursuant to Section 3.2(a) (as directed by the Shareholder Representative), an amount in cash equal to such excess. With respect to the Shareholders, such amounts shall be paid by Purchaser by bank wire transfer of immediately available funds to the accounts designated in writing by the Shareholder Representative to Purchaser.

(c) If the Final Cash Purchase Price is equal to the Projected Cash Purchase Price, then there will be no adjustment to the Cash Purchase Price pursuant to this Section 3.4.

ARTICLE 4

CLOSING

4.1 Closing. Subject to the fulfillment or waiver of the conditions set forth in Article 9, the closing of the Transactions (the “Closing”) will take place remotely via the electronic exchange of documents and signatures on the fifth Business Day after the satisfaction or waiver of each condition set forth in Article 9 (other than those conditions that are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the last of the conditions set forth in Article 9 (other than those conditions that are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing), then the Closing shall occur on the date following the satisfaction or waiver of such conditions, and on which such conditions remain satisfied or waived, that is the earliest to occur of (a) a date during the Marketing Period to be specified by Purchaser on no less than three Business Days’ notice to the Company (it being understood that such date may be conditioned on the

STOCK PURCHASE AGREEMENT

simultaneous completion of the Financing), (b) the third Business Day after the final day of the Marketing Period, or (c) on any other date or at any other time and place that the Parties agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Except as otherwise provided in this Agreement, all proceedings to be taken and all documents to be executed at Closing will be deemed to have been taken, delivered and executed simultaneously, and no proceeding will be deemed taken or document deemed executed or delivered until all have been taken, delivered and executed. Except as otherwise expressly set forth in this Agreement, for Tax, accounting and computational purposes, Closing will be deemed to have occurred at 12:01 a.m. on the Closing Date (the “Effective Closing Time”).

4.2 Closing Transactions and Payments. At Closing:

(a) Payment of Projected Cash Purchase Price. Purchaser will disburse the Projected Cash Purchase Price according to Section 3.2(a).

(b) Issuance of Parent Common Stock. The Parent Common Stock will be issued or transferred pursuant to Section 3.2(b).

(c) Payment of Additional Cash Amount. If the Additional Cash Amount is not zero, then Purchaser will pay to each Family Shareholder an amount equal to the product of (i) such Family Shareholder’s Proportion and (ii) the Additional Cash Amount.

(d) Payment of Company Transaction Expenses. Purchaser will pay and discharge, or cause to be paid and discharged, all Company Transaction Expenses by wire transfer of immediately available funds pursuant to written instructions provided to Purchaser by the Company.

(e) Payment of Closing Indebtedness. Purchaser will pay and discharge, or cause to be paid and discharged, all Closing Indebtedness identified by the Company by wire transfer of immediately available funds pursuant to written instructions provided to Purchaser by the Company. Prior to the Closing Date, the Company will provide Purchaser with customary pay off letters from all holders of Closing Indebtedness, and will make arrangements reasonably satisfactory to Purchaser for those holders to provide to Purchaser recordable form lien releases, canceled notes and other documents reasonably requested by Purchaser simultaneously with Closing.

(f) Phantom Plan Payments. Purchaser will pay and discharge, or cause to be paid and discharged, at Closing, or if not reasonably possible then no later than 10 Business Days after Closing, all Phantom Plan Payments in accordance with the Closing Phantom Unit Schedule in accordance with Purchaser’s ordinary payroll practices, and subject to any applicable withholding. Notwithstanding anything to the contrary contained in this Agreement, the aggregate consideration to be paid by Purchaser and its Affiliates under this Agreement in respect of all outstanding Phantom Unit Awards shall be the Phantom Plan Payments and neither Purchaser nor any of its Affiliates shall be liable to any Person for any inaccuracies in or any disputes or claims to the extent related to the calculation of the Phantom Plan Payments or the portion thereof payable to any Person in accordance with the Closing Phantom Unit Schedule. Prior to the Closing, the Company shall take all necessary actions with respect to the Phantom

STOCK PURCHASE AGREEMENT

Stock Plans to (i) give effect to the transactions contemplated by this Section 4.2(f); (ii) terminate each of the Phantom Stock Plans effective before the Closing Date in a manner that complies with Section 409A of the Code and the terms of the applicable Phantom Stock Plan; and (iii) ensure that, after the termination of the Phantom Stock Plans, neither any holder of Phantom Unit Awards or any beneficiary thereof, nor any other participant in any Phantom Stock Plan shall have any right thereunder to receive any payment or benefit with respect to any award previously granted under the Phantom Stock Plans, other than the applicable Phantom Plan Payments.

(g) Delivery of Stock Certificates. Each Shareholder will deliver to Purchaser, free and clear of any Lien and restriction on transfer (other than any restrictions under the Securities Act and applicable state securities Laws), certificates representing all Shares being sold by the Shareholder, with duly executed instruments of transfer of the Shares, evidencing the transfer of all such Shares to Purchaser.

(h) Resignations. The Company will deliver to Purchaser the written resignations (to be effective as of, and subject to, Closing) of the officers, directors and managers, as applicable, of the Acquired Companies that have been requested in writing by Purchaser no later than five days prior to Closing.

(i) Secretary’s Certificate. The Company will deliver to Purchaser a certificate of the Secretary of the Company, certifying and attaching correct and complete copies of (i) the certificate of incorporation or articles of organization, as applicable, of each of the Acquired Companies, (ii) the bylaws or operating agreement, as applicable, of each Acquired Company, (iii) the resolutions of the Board of Directors of the Company authorizing the Company’s execution, delivery and performance of this Agreement and all agreements and documents contemplated hereby to which the Company is a party, and (iv) such other matters and documents as Purchaser may reasonably request in order to consummate the Transactions.

4.3 Other Closing Deliveries. The Shareholders or the Company, as applicable, will deliver to Purchaser the other certificates and documents referred to in Section 9.1, and Purchaser will deliver to the Shareholders or the Company, as applicable, the other certificates and documents referred to in Section 9.2.

4.4 Withholding. Purchaser and each other applicable withholding agent may deduct and withhold (or cause to be deducted and withheld) from any amounts payable to any Person in connection with the Transactions such amounts as are required to be deducted and withheld under the Code or any provision of state, local or foreign Tax Law. To the extent that any such amounts are deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser makes the following representations and warranties to the Company and the Shareholders (a) subject to the exceptions set forth in the disclosure schedule delivered by

STOCK PURCHASE AGREEMENT

Purchaser to the Company (the “Purchaser Disclosure Schedule”), and (b) with respect to Sections 5.9, 5.10, 5.11, 5.12, and 5.14 except as disclosed in any Parent SEC Report (but excluding any forward-looking disclosures set forth in any section of the Parent SEC Reports entitled “Risk Factors” or “Forward-Looking Statements”). The Purchaser Disclosure Schedule is arranged in paragraphs corresponding to the numbered sections contained in this Article 5 and may include sections not specifically referenced in the text of the section. If an item is disclosed in one section of the Purchaser Disclosure Schedule, it will be deemed to have been disclosed with respect to each other representation in Article 5 to the extent it is reasonably apparent that the disclosure is applicable to those other sections. The disclosure of information in the Purchaser Disclosure Schedule will not be construed as an admission that any of that information is material to the business or operations of Purchaser or any of its Affiliates. None of the disclosures contained in the Purchaser Disclosure Schedule will constitute representations or warranties except as and to the extent specifically provided in this Agreement, nor will any of the disclosures in the Purchaser Disclosure Schedule expand in any way the scope or effect of the representations or warranties made by Purchaser in this Agreement. Each representation and warranty set forth in this Article 5 will be true, unless otherwise specified, as of the Execution Date and as of the Closing Date.

5.1 Organization and Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Purchaser has delivered copies of its Organizational Documents in effect on the Execution Date to the Company, which copies are complete and correct in all material respects.

5.2 Authority; Authorization; Enforceability. Purchaser has the requisite limited liability company power and authority to execute and deliver this Agreement and the Purchaser Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery, and performance by Purchaser of this Agreement and each Purchaser Transaction Document and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement and each Purchaser Transaction Document is, or upon its due authorization, execution and delivery by all parties hereto and thereto will be, a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with the terms hereof and thereof, except as enforceability is limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity (the “General Enforceability Exceptions”).

5.3 Noncontravention. Except for compliance with any applicable requirements of the HSR Act or as set forth in Section 5.4, Schedule 8.4(a) or Section 5.3 of the Purchaser Disclosure Schedule, neither the execution, delivery or performance by Purchaser of this Agreement or any Purchaser Transaction Document, nor Purchaser’s consummation of the Transactions, nor Purchaser’s compliance with any of the provisions hereof or thereof will: (a) violate, or result in the violation of, Purchaser’s Organizational Documents or any resolutions adopted by the member, board of directors or other governing body of Purchaser; (b) violate any Law, writ, or injunction of any Government Authority, in each case applicable to Purchaser or its assets or properties; or (c) with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default or require any consent under, or result in the creation of any Lien upon any property or assets of Purchaser pursuant to, any material

STOCK PURCHASE AGREEMENT

instrument or agreement to which Purchaser is a party or by which Purchaser or its properties may be bound or affected, except, in the case of each of (b) and (c), where the violation, breach or default would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.4 Government Approvals. No filing with, and no permit, authorization, consent or approval of, any Government Authority is necessary for Purchaser or Parent to consummate the Transactions, except: (a) for any consent, approval, order, authorization, registration, declaration and filing required under applicable federal and state securities Laws; (b) for compliance with any applicable requirements of the HSR Act, ITAR, and NISPOM; (c) for the authorizations, consents and/or approvals set forth in Schedule 8.4(b); or (d) as would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect if not made or obtained.

5.5 Brokers. Except for Jefferies LLC, which has been retained by Parent, Purchaser has not retained, utilized or been represented by any broker or finder in connection with the Transactions.

5.6 Securities Act. Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or in connection with, any distribution of the Shares. Purchaser acknowledges that the Shares are not registered under the Securities Act or any applicable state securities Laws, and that the Shares may not be sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption from the Securities Act and pursuant to state securities Laws and regulations as applicable or pursuant to an applicable exemption from those Laws and regulations.

5.7 Financing; Identity of Purchaser.

(a) Financing.

(i) Purchaser has delivered to the Company true, correct and complete copies of the duly executed (A) debt commitment letter from the Debt Financing Sources (together with all exhibits, annexes, schedules and attachments thereto, the “Debt Commitment Letter”) pursuant to which, subject to the terms and conditions in the Debt Commitment Letter, the Debt Financing Sources have committed to lend the amounts set forth in the Debt Commitment Letter to Purchaser for the purpose of funding the Transaction Payments (the “Debt Financing”), and (B) convertible notes commitment letter with the investors that are parties thereto (the “Investors”) (together with all exhibits, annexes, schedules and attachments thereto, the “Convertible Notes Commitment Letter,” and together with the Debt Commitment Letter, the “Commitment Letters”) pursuant to which, subject to the terms and conditions in the Convertible Notes Commitment Letter, the Investors have committed to purchase an aggregate principal amount of secured convertible senior notes of Parent set forth in the Convertible Notes Commitment Letter for the purpose of funding the Transaction Payments, including by way of funding a capital contribution to a direct wholly-owned subsidiary of Parent for such purposes (the “Convertible Notes Financing,” and together with the Debt Financing, the “Financing”).

STOCK PURCHASE AGREEMENT

(ii) The net proceeds contemplated by the Commitment Letters, together with cash and cash equivalents or other sources of immediately available funds available to Purchaser on the Closing Date, will, in the aggregate, be sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated with the Transactions, including payment of all amounts under Article 3. Purchaser has fully paid all commitment fees and other fees in connection with the Commitment Letters that are payable on or before the Execution Date. Purchaser has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it or its Affiliate(s) contained in either Commitment Letter.

(iii) As of the Execution Date:

(A) each Commitment Letter, in the form delivered to the Company, is in full force and effect and is a legal, valid and binding obligation of Parent or Purchaser, as applicable, and, to Purchaser’s Knowledge, the other parties to such Commitment Letter;

(B) neither Commitment Letter has been amended, supplemented or otherwise modified in any respect and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect;

(C) no event has occurred that, with or without the passage of time or the giving of notice or both, would (1) constitute a default or breach by Parent or Purchaser, as applicable, under any term or condition of either Commitment Letter, or (2) individually or in the aggregate permit the Debt Financing Sources or Investors, as applicable, to terminate the applicable Commitment Letter or not to make the initial funding of the facilities to be established under (in the case of the Debt Financing) or not to purchase the secured convertible senior notes to be purchased under (in the case of the Convertible Notes Financing) the applicable Commitment Letter upon satisfaction of all conditions to the Commitment Letters; and

(D) except as set forth in the Commitment Letters, there are no (1) conditions precedent to the respective obligations of the Debt Financing Sources or Investors in the applicable Commitment Letter to fund the full amount of the Financing (excluding, for the avoidance of doubt, any “flex” provision in the fee letter related to the Debt Commitment Letter); or (2) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which either Purchaser or its Affiliates is a party that would permit the Debt Financing Sources or Investors to reduce the total amount of the Financing, or that would materially and adversely affect the availability of the Financing.

(b) Source of Funds. The source of funds for payment of the Transaction Payments will not violate any Law and Purchaser’s actions in funding the Transaction Payments will not violate any Law in any material respect.

(c) OFAC Compliance. Neither Purchaser nor any of its Affiliates (i) appears on the Specially Designated Nationals and Blocked Persons List of OFAC or (ii) otherwise is a party with which any Acquired Company is prohibited to deal under the Laws of the United States.

STOCK PURCHASE AGREEMENT

(d) Not a Foreign Person. Except as provided in Schedule 5.7(d), neither Purchaser nor any of its Affiliates is a “foreign person” as that term is defined in Section 120.16 of Title 22 of the Code of Federal Regulations (22 C.F.R. 120.16).

5.8 Parent SEC Reports. Accurate and complete copies of each report, registration statement, prospectus, schedule, form, statement, and definitive proxy statement that Parent has filed with the SEC in the 12-month period preceding the Execution Date (collectively, the “Parent SEC Reports”) have been filed through the SEC EDGAR system. As of the time it was filed with the SEC by Parent: (a) each Parent SEC Report complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder (as the case may be), and (b) none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.9 Parent Common Stock. Upon issuance, the Parent Common Stock issued as Stock Consideration will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, preemptive, subscription or similar rights or Liens, other than Permitted Liens and restrictions on transfer imposed by state and federal securities laws, the Subscription Agreement or the Stockholders Agreement.

5.10 No Parent Material Adverse Effect. Since June 30, 2018, there has not been any Parent Material Adverse Effect.

5.11 Financial Statements. Parent’s financial statements set forth in the Parent SEC Reports filed since March 31, 2018 (the “Parent Financial Statements”) have been prepared in accordance with GAAP (except as may be indicated in any notes thereto). Each balance sheet in the Parent Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the financial condition of Parent as of its respective date. Each statement of income and cash flows in the Parent Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the results of operations and cash flows, respectively, of the Parent for the periods covered thereby. Notwithstanding the foregoing, the interim Parent Financial Statements (i.e., Parent Financial Statement as of a period other than a fiscal year-end) are subject to customary year-end adjustments and lack footnotes. Parent maintains a system of internal account controls and procedures designed to record transactions as reasonably necessary to permit the preparation of its financial statements in conformity with GAAP.

5.12 No Undisclosed Liabilities. Parent has no Liabilities of the type required by GAAP to be reflected or reserved against in the Parent Financial Statements, except (a) as expressly reflected or reserved against in the Parent Financial Statements, and (b) for Liabilities incurred in the ordinary course of business since March 31, 2018.

STOCK PURCHASE AGREEMENT

5.13 Capitalization of Parent. The only authorized shares of capital stock of the Parent as of November 7, 2018 are (a) 90,000,000 shares of Parent Common Stock, (i) 35,798,185 shares of which are issued and outstanding (excluding shares held in treasury) and (ii) 31,609,213 share of which are reserved for issuance (including in respect of outstanding Parent securities that are convertible into Parent Common Stock) and (b) 8,000,000 shares of preferred stock, none of which are issued and outstanding.

5.14 Compliance With Laws. Except as set forth in Section 5.14 of the Purchaser Disclosure Schedule and except as would not have a Parent Material Adverse Effect (a) Parent is, and since January 1, 2013, has been, in compliance in all material respects with all Laws; (b) to the Purchaser’s Knowledge, no event has occurred or circumstance exists that, with or without the passage of time or the giving of notice or both, would reasonably be expected to constitute or result in a material violation by Parent of any Law; and (c) Parent has not received any written notice or other written communication from any Person regarding any actual, alleged or potential material violation by Parent of any Law that has not been fully and finally resolved, and no Action is pending against Parent alleging any failure to comply with any Law.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to Purchaser, subject to the exceptions set forth in the disclosure schedule delivered by the Company to Purchaser (the “Disclosure Schedule”). The Disclosure Schedule is arranged in paragraphs corresponding to the numbered sections contained in this Article 6 and may include sections not specifically referenced in the text of the section. If an item is disclosed in one section of the Disclosure Schedule, it will be deemed to have been disclosed with respect to each other representation in Article 6 to the extent it is reasonably apparent that the disclosure is applicable to those other sections. The disclosure of information in the Disclosure Schedule will not be construed as an admission that any of that information is material to the business or operations of the Acquired Companies. None of the disclosures contained in the Disclosure Schedule will constitute representations or warranties except as and to the extent specifically provided in this Agreement, nor will any of the disclosures in the Disclosure Schedule expand in any way the scope or effect of the representations or warranties made by the Company in this Agreement. Each representation and warranty set forth in this Article 6 will be true, unless otherwise specified, as of the Execution Date and as of the Closing Date.

6.1 Organization, Valid Existence and Capitalization of the Company.

(a) Organization. The Company is a corporation duly incorporated and validly existing under the Laws of the State of Oregon. Section 6.1(a) of the Disclosure Schedule sets forth each jurisdiction in which the Company is licensed or otherwise qualified to do business as a foreign entity.

STOCK PURCHASE AGREEMENT

(b) Capitalization.

(i) The only authorized shares of capital stock of the Company are 1,000,000 shares of Common Stock and 1,000,000 shares of Nonvoting Common Stock (collectively, the “Company Common Stock”), 463,424 shares of which are issued and outstanding (consisting of 211,469 shares of Common Stock and 251,955 shares of Nonvoting Common Stock).

(ii) All of the issued and outstanding shares of Company Common Stock: (A) are duly authorized, validly issued, fully paid, and nonassessable; (B) are held of record by the Persons set forth on Section 6.1(b) of the Disclosure Schedule; and (C) were not issued in violation of the preemptive rights of any Person or any agreement or Law.

(iii) None of the outstanding equity securities of the Company has been issued in violation of the Securities Act or applicable state securities Laws.

(iv) The Company has delivered to Purchaser a true and complete list (the “Phantom Unit Schedule”) setting forth as of the Execution Date: (A) each outstanding Phantom Unit Award, (B) the name of the Phantom Unit Award holder, (C) the number of shares of Company Common Stock underlying each Phantom Unit Award, (D) the date on which the Phantom Unit Award was granted, (E) the Phantom Stock Plan under which the Phantom Unit Award was granted, and (F) a good faith estimate, based on the best information available to the management of the Company on the Execution Date, of the total Phantom Plan Payment payable with respect to each Phantom Unit Award. When delivered pursuant to Section 3.3(a), the Closing Phantom Unit Schedule will set forth a true and complete list of the information required under subsections (A) through (F) of the immediately preceding sentence, updated as of the Closing Date (except that the amount required to be provided under subsection (F) will be an actual, rather than an estimated, amount).

6.2 Organization, Valid Existence and Capitalization of the Company Subsidiaries.

(a) Organization and Ownership of Subsidiaries. Section 6.2(a) of the Disclosure Schedule sets forth each Company Subsidiary, its jurisdiction of incorporation, the jurisdictions in which it is licensed or otherwise qualified to do business as a foreign entity, its tax residence, its equity owner(s) and the percentage of shares or other equity interests owned by each such equity owner. All of the Subsidiary Shares are:

(i) Owned by the entity or entities set forth on Section 6.2(a) of the Disclosure Schedule free and clear of any Lien or restriction on transfer (other than any restrictions under the Securities Act and applicable state and foreign securities Laws); and

(ii) Duly authorized, validly issued, fully paid and nonassessable.

(b) Subsidiary Shares. None of the Subsidiary Shares were issued in violation of the (i) preemptive rights of any Person or any agreement or Law or (ii) Securities Act or applicable state or foreign securities Laws.

STOCK PURCHASE AGREEMENT

6.3 Authority to Conduct Business. Each Acquired Company has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as currently being conducted. Each Acquired Company is duly licensed or qualified to do business as a foreign entity and is in good standing (to the extent applicable) in each jurisdiction in which the nature of its properties and assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be in good standing (to the extent applicable) or to be duly licensed or qualified to do business would not reasonably be expected to be material to the Acquired Companies’ business as currently conducted. No reports, registrations, license fees, or other fees are due but not yet submitted to any Government Authority.

6.4 Organizational Documents. Copies of the Organizational Documents of each Acquired Company in effect on the Execution Date have been made available to Purchaser and are complete and correct in all material respects. No Acquired Company is in default under, or in violation of, its Organizational Documents.

6.5 Authority; Authorization; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and the Company Transaction Documents, to perform its obligations under this Agreement and each Company Transaction Document, and to consummate the Transactions. The execution, delivery, and performance by the Company of this Agreement and each Company Transaction Document and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of the Company. This Agreement and each Company Transaction Document is, or upon its due authorization, execution and delivery by all parties hereto and thereto will be, a valid and binding obligation of the Company, enforceable against it in accordance with the terms hereof and thereof, except as that enforceability is limited by the General Enforceability Exceptions.

6.6 Noncontravention. Except as set forth in Section 6.6 of the Disclosure Schedule, and except for:

(a) compliance with any applicable requirements of the HSR Act; and

(b) notices, consents or approvals described in Schedules 8.4(a) and 8.4(b);

none of the execution, delivery or performance by the Company of this Agreement or any Company Transaction Document, nor compliance by the Company with any of the provisions hereof or thereof, nor the consummation by the Company of the Transactions, will: (i) violate, or result in the violation of, the Organizational Documents of any Acquired Company or any resolutions adopted by the shareholders or board of directors of any Acquired Company; (ii) violate any Law, writ or injunction of any Government Authority, in each case applicable to any Acquired Company or their respective assets or properties; or (iii) with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default under, or require any consent under, or result in the creation of any Lien upon any property or assets (including any Contracts) of any Acquired Company pursuant to, any instrument or agreement to which the Acquired Company is a party or by which the Acquired Company or its properties may be bound or affected, except (in the case of clauses (ii) and (iii)) where the

STOCK PURCHASE AGREEMENT

violation, breach or default would not reasonably be expected to be material to the Acquired Companies’ business as currently conducted.

6.7 Government Approvals. No filing with, and no permit, authorization, consent or approval of, any Government Authority is required for the Company to consummate the Transactions (including approval related to the change of ownership with respect to any Government Contract), except: (a) for any consent, approval, order, authorization, registration, declaration or filing that is required under applicable federal and state securities Laws; (b) for compliance with any applicable requirements of the HSR Act, ITAR, and NISPOM; (c) for the authorizations, consents and/or approvals set forth in Schedule 8.4(b), or (d) as would not, either individually or in the aggregate, reasonably be expected to (i) prevent or materially impair or materially delay consummation of the Transactions by the Company, or (ii) be material to the business and operations of the Acquired Companies as currently conducted, if not made or obtained.

6.8 Investments in Other Persons. Other than the stock of the Company Subsidiaries, none of the Acquired Companies has any direct or indirect equity interest by stock ownership or otherwise in any other Person.

6.9 Rights or Stock Options. Except for this Agreement, agreements with the Shareholders that will terminate at or before Closing, or as set forth in Section 6.9 of the Disclosure Schedule:

(a) There are no: (i) outstanding subscriptions, warrants, options or other agreements or rights of any kind to purchase or otherwise receive or be issued any shares of capital stock or other securities or equity interests of any Acquired Company; (ii) calls, subscriptions, phantom equity rights (except as set forth in the Phantom Unit Schedule), purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating any Acquired Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of any Acquired Company; or (iii) obligations of any kind convertible or exchangeable into or exercisable for any shares of capital stock or any other security of any Acquired Company;

(b) There is no outstanding contract or other agreement of the Shareholders or any Acquired Company or any other Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock of any Acquired Company, or securities or obligations of any kind convertible into any shares of the capital stock of any Acquired Company. There are no voting trusts or other agreements or understandings to which any Acquired Company is a party or by which any Acquired Company is bound with respect to the voting, transfer or other disposition of its shares of capital stock or other securities or equity interests.

(c) There are no outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to any Acquired Company except the Phantom Stock Plans and as set forth in the Phantom Unit Schedule.

STOCK PURCHASE AGREEMENT

6.10 Financial Statements. The Company has made available to Purchaser the following financial statements (collectively, the “Financial Statements”): (a) the audited consolidated balance sheets of the Acquired Companies as of December 31, 2015, December 31, 2016, and December 31, 2017, and the related audited consolidated statements of income, stockholders’ equity and cash flows of the Acquired Companies for each of the years then ended; and (b) the unaudited consolidated balance sheet of the Acquired Companies as of September 30, 2018 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of income and cash flows of the Acquired Companies for the nine months ended September 30, 2018 months then ended (collectively, with the Most Recent Balance Sheet, the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be indicated in any notes thereto). Each balance sheet in the Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the consolidated financial condition of the Acquired Companies as of its respective date. Each statement of income and cash flows in the Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the consolidated results of operations and cash flows, respectively, of the Acquired Companies for the periods covered thereby. Notwithstanding the foregoing, the Interim Financial Statements are subject to customary year-end adjustments and lack footnotes. The Financial Statements were prepared from the books and records of the Acquired Companies, which fairly reflect all transactions relating to the Acquired Companies in accordance with GAAP. Each Acquired Company maintains a system of internal account controls and procedures designed to record transactions as reasonably necessary to permit the preparation of its financial statements in conformity with GAAP.

6.11 No Undisclosed Liabilities. No Acquired Company has any Liabilities of the type required by GAAP to be reflected or reserved against in the Financial Statements, except (a) as expressly reflected or reserved against in the Financial Statements and (b) for Liabilities incurred in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

6.12 Absence of Changes. Except as otherwise contemplated by this Agreement, since the date of the Most Recent Balance Sheet, (a) the Acquired Companies have conducted their business and operations in all material respects in the Ordinary Course of Business; (b) there has not been any Material Adverse Change; (c) no Acquired Company has suffered any (i) damage, destruction or casualty loss to its physical properties or assets, to the extent that they are not covered by insurance policies held by one or more of the Acquired Companies pursuant to which such Acquired Companies would be fully reimbursed for any such losses following Closing, in excess of $15,000,000 or (ii) loss of life, in each case arising from or in connection with its business; and (d) there has not occurred any action or event that, had it occurred after the Execution Date, would have required Purchaser’s consent under Section 8.2(b), (d), (i), (j), (k), (m), (p), (q)(ii), (r), (s), or (u).

6.13 Tangible Personal Property.

(a) Section 6.13(a) of the Disclosure Schedule lists, as of the Execution Date, all aircraft and operable aircraft engines owned by an Acquired Company, including (i) for each such aircraft and aircraft engine, the manufacturer, model, and manufacturer’s serial number (ii) for each such aircraft (other than stored aircraft), the manufacturing year, (iii) the aircraft

STOCK PURCHASE AGREEMENT

registration number, country of registration and the Aviation Authority having jurisdiction over the aircraft, and current physical location of each such aircraft and aircraft engine, and (d) whether each such aircraft or aircraft engine is operating, stored or in maintenance.

(b) Each aircraft owned by an Acquired Company that is in revenue-generating service (an “Operating Aircraft”) is identified in Section 6.13(a) of the Disclosure Schedule and is in good operating condition (subject to downtime associated with maintenance and repairs on Operating Aircraft) and has been maintained and serviced in all material respects according to applicable Law, including applicable regulatory standards, all applicable Aviation Authorizations, and all manufacturer’s recommended maintenance programs, and the log books, maintenance and other records kept for each Operating Aircraft are maintained in all material respects according to applicable Law including, applicable regulatory standards and all applicable Aviation Authorizations. Except as set forth on Section 6.13(b) of the Disclosure Schedule, each Operating Aircraft is (i) current on all calendar, cycle and hourly inspections, (ii) in compliance in all material respects with all airworthiness directives published by the FAA or applicable Aviation Authority, any service bulletins mandated by the FAA or applicable Aviation Authority and all mandatory service bulletins issued, supplied or made available by or through the manufacturer, (iii) current with respect to any component retirements and all scheduled airframe and engine maintenance task requirements have been completed or are in the process of being completed, (iv) in material compliance with all requirements under the applicable Scheduled Contract, including any condition, configuration and maintenance requirements (subject to downtime associated with maintenance and repairs on Operating Aircraft), (v) is currently covered under the Insurance Policies and (vi) has not suffered a casualty or total loss or any damage in excess of 10% of its value. Except for Operating Aircraft registered pursuant to the next sentence or not required to be registered on the FAA aircraft registry, each Operating Aircraft is properly registered on the FAA aircraft registry and has a validly issued FAA standard, unrestricted certificate of airworthiness that is in full force and effect (except as set forth in Section 6.13(b) of the Disclosure Schedule and except for the period of time any Operating Aircraft may be out of service for regularly scheduled maintenance or repair and such certificate is suspended in connection therewith). Each Operating Aircraft that operates outside the United States is properly registered with, and is otherwise permitted to operate under a standard, unrestricted certificate of airworthiness in the applicable jurisdiction by, the Aviation Authority having jurisdiction over that Operating Aircraft.

Except as set forth in Section 6.13(b) of the Disclosure Schedule, each Acquired Company has: (i) good title to all of the aircraft, aircraft engines, log books and maintenance, repair and other records and related information for each aircraft and aircraft engine (regardless of whether it is an Operating Aircraft, unless such airframe or aircraft engine is only used for parts), and all other material tangible personal property, that it owns or purports to own; and (ii) valid leasehold interests in all material tangible personal property that it uses in the operation of its business as currently operated and that it leases or purports to lease, in each case free and clear of any Liens other than Permitted Liens. The Acquired Companies enjoy peaceful and undisturbed possession under all of those leases of personal property. There are no existing defaults or events that, with or without the passage of time or the giving of notice or both, would constitute a material breach by the Acquired Companies of, or material default by the Acquired Companies under, any such lease or, to the Company’s Knowledge, by any other party to any such lease, in each case except for: (x) any defaults and events as to which requisite waivers or consents have been obtained;

STOCK PURCHASE AGREEMENT

(y) defaults that, in the aggregate, would not reasonably be expected to be material to the business of the Acquired Companies; and (z) any defaults under Intercompany Agreements. The assets and properties of the Acquired Companies (including all aircraft, aircraft engines, other material tangible personal property and all real property) include all of the material assets and properties that are used in the conduct of the Acquired Companies’ business as currently conducted, which material assets and properties are reasonably sufficient for the continued conduct of such business in substantially the same manner as conducted prior to the Closing.

(c) The equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property, Inventory, Aircraft Equipment and other items of tangible property are adequate for the uses to which they are being or are anticipated to be used by the Acquired Companies.

(d) The Company has made available to Purchaser a list of the Inventory and Fixed Assets owned by the Acquired Companies as of September 30, 2018.

6.14 Real Property.

(a) Section 6.14(a) of the Disclosure Schedule contains a true and complete list of all real property and Improvements in which any Acquired Company owns a fee title interest (the “Owned Real Property”). All deeds, surveys, easements, certificates of occupancy, current title insurance policies and property descriptions related to the Owned Real Property (collectively, the “RP Documents”) delivered or made available to Purchaser are true, correct and complete. The Company has delivered or made available to Purchaser all RP Documents requested by Purchaser, and to the Company’s Knowledge, there are no other material RP Documents, that, in each case, are within the Company’s possession or control.

(b) Section 6.14(b) of the Disclosure Schedule contains a true and complete list of all real property or Improvements leased or subleased to or from the Acquired Companies for rental aggregating more than $100,000 per calendar year (all such property, including any property listed on Section 6.14(b) of the Disclosure Schedule, collectively, the “Leased Real Property”), indicating the nature of the respective interests of each Acquired Company therein. The Company has delivered or made available to Purchaser true and correct copies of all leases, subleases and other agreements pertaining to or affecting the Leased Real Property to the extent in the Company’s possession or control. To the Company’s Knowledge, each lease and sublease of Leased Real Property (including any assignment thereof) pursuant to which the Acquired Companies lease any Leased Real Property is a legal, valid and binding obligation of the applicable Acquired Company, enforceable against the Acquired Company except as enforceability is limited by the General Enforceability Exceptions.

(c) Except as set forth in Section 6.14(c) of the Disclosure Schedule, (i) each Acquired Company has good, valid and marketable title to or leasehold interests, as applicable, in all of its Real Property, free and clear of all Liens other than Permitted Liens, (ii) except as set forth in the leases for the Leased Real Property, there are no outstanding options, rights of first offer, rights of first refusal, rights of reverter or other contractual rights to purchase, sell, dispose of, lease, sublease, be granted an easement or otherwise occupy or use any Real Property or any portion thereof or interest therein, and (iii) except with respect to the Real Property, none of the

STOCK PURCHASE AGREEMENT

Acquired Companies is a party to any agreement or option to purchase or lease any real property or interest therein. To the Company’s Knowledge, there is no pending or contemplated special assessment or reassessment of any parcel included in the Real Property that would result in a material increase in the Taxes or other similar charges payable by an Acquired Company with respect to any parcel of Real Property.

(d) (i) Each parcel of Real Property has access to all utilities, including electricity, sanitary and storm sewers, potable water, natural gas and other utilities, necessary for the ownership and operation of the businesses of the Acquired Companies consistent with past practices and in accordance with applicable Laws. (ii) Neither the Company nor any other Acquired Company has received written notice from any Government Authority that any building, structure, facilities or improvements located on any parcel of Real Property (collectively, “Improvements”) does not comply in all material respects with valid and current certificates of occupancy or similar permits or that any Improvements do not conform with any applicable Law nor to the Company’s Knowledge does any such non-conformity or non-compliance exist.

6.15 Intellectual Property.

(a) Listed Intellectual Property.

(i) Section 6.15(a)(i) of the Disclosure Schedule contains a complete and correct list of the following intellectual property assets owned by the Acquired Companies and material to their respective businesses as currently conducted (the “Owned IP”): (A) all valid patents and pending applications therefor; (B) issued copyright registrations and pending applications therefor; (C) issued trademark and service mark registrations and pending applications therefor; registered trade names; and (D) Internet domain names.

(ii) Section 6.15(a)(ii) of the Disclosure Schedule contains a complete and correct list of the following (the “Licensed IP”, and together with the Owned IP, the “Listed Intellectual Property”): all type certificates (including Supplemental Type Certificates), Parts Manufacturing Approvals and production certificates, material written agreements, contracts and licenses pursuant to which any third party has granted any Acquired Company rights to use the third party’s patents, trademarks, trade names, copyrights, technology, computer software and/or processes (other than non-negotiated licenses of commercially available software and other intellectual property), where the third party’s patents, trademarks, trade names, copyrights, technology, computer software or processes (other than non-negotiated licenses of commercially available software and other intellectual property) are material to the Acquired Companies’ business as currently conducted.

(b) Intellectual Property. Except as set forth in Section 6.15(b) of the Disclosure Schedule, the applicable Acquired Company owns, or has the right to use pursuant to valid and effective agreements, all Intellectual Property necessary or prudent for the operation of the business of the Acquired Companies as presently conducted, except where the failure to do so would not reasonably be expected to be material to the Acquired Companies, taken as a whole, and the consummation of the Transactions will not materially alter or impair any of those rights. No Acquired Company is in material breach of or material default under any Contract

STOCK PURCHASE AGREEMENT

that relates to Licensed IP, and, to the Company’s Knowledge, no event has occurred that, with or without the passage of time or the giving of notice or both, would constitute a material breach of or material default under, or permit the termination, modification or acceleration of, any Contract that relates to Licensed IP. No Acquired Company has violated or infringed upon any Intellectual Property of any third parties in any material respect on or after November 9, 2013 (or, to the Company’s Knowledge, before such date). No claims are pending or, to the Company’s Knowledge, threatened against any Acquired Company by any Person with respect to the Acquired Company’s use of any Intellectual Property, or challenging the validity or effectiveness of any license or agreement described in Section 6.15(a)(ii). There are no pending claims brought or threatened by any Acquired Company against any Person with respect to that Person’s use of any Acquired Company’s Intellectual Property and, to the Company’s Knowledge, no third party has violated or infringed upon any Acquired Company’s Intellectual Property. The Acquired Companies have taken all necessary and prudent action to maintain and protect each item of Intellectual Property that it owns, licenses or uses. No current or former employee, consultant or contractor or any other Person has any valid right, claim or interest to any of the Intellectual Property. Each of the Acquired Companies and their respective Affiliates have taken reasonable precautions to protect the secrecy and confidentiality of the confidential information related to the business of the Acquired Companies.

6.16 Insurance. Section 6.16 of the Disclosure Schedule sets forth a list, as of the Execution Date, of all policies of fire, liability, worker’s compensation, life, property and casualty and other insurance currently owned or held by the Acquired Companies (the “Insurance Policies”). To the Company’s Knowledge, all of the Insurance Policies are in full force and effect and the applicable Acquired Company is not in default in any material respect under any Insurance Policy. Since the respective dates of the Insurance Policies, the Acquired Company has not received any written notice of cancellation or non-renewal with respect to any of the Insurance Policies nor to the Company’s Knowledge are any such cancellations or non-renewals anticipated. All premiums due and payable under the Insurance Policies have been fully paid. The Company maintains insurance coverage in scope and amount customary and reasonable for the business in which it is engaged. To the Company’s Knowledge, there are no pending material claims against the Insurance Policies to which the insurers have denied liability.

6.17 Labor Relations.

(a) Except as set forth in Section 6.17(a) of the Disclosure Schedule, no Acquired Company is or within the immediately preceding three years has been a party to or bound by any collective bargaining agreement or any other Contract with any labor union, works council, employee representative, or other association or organization representing any of its employees (each, a “Labor Union”). No union organizing campaign is pending (nor, to the Company’s Knowledge, threatened) with respect to any Acquired Company. During the immediately preceding three years, there has been no labor dispute, strike, slowdown or work stoppage pending (nor to the Company’s Knowledge threatened) against any Acquired Company, and none of the Acquired Companies have been subject to any demand, petition or Action seeking to compel, require or demand it to bargain with any Labor Union. During the immediately preceding three years, none of the Acquired Companies has engaged in any material unfair labor practice with respect to any Person employed by or otherwise performing services for them, and there is no pending (nor to the Company’s Knowledge threatened) and in the immediately preceding three years there has not been any claim against or written notice to an Acquired Company asserting that it has committed any such material unfair labor practice.

STOCK PURCHASE AGREEMENT

(b) Except as set forth in Section 6.17(b) of the Disclosure Schedule, each Acquired Company is in compliance in all material respects with all applicable Laws with respect to employment, employment practices, including those relating to terms and conditions of employment, wages and hours, worker classification, unfair labor practice, immigration, workers’ compensation, equal employment opportunity, discrimination, retaliation, harassment, whistleblowers, occupational health and safety, data privacy, and the WARN Act (and any similar state, local or foreign statute) (collectively, the “Employment Laws”). Each Acquired Company has paid and/or properly accrued all wages and other compensation due to all employees and independent contractors and has properly classified all such persons pursuant to the FLSA and other applicable state and local laws. No Acquired Company is liable for any payments to any Government Authority with respect to any employees or independent contractors or with respect to any Employment Laws, other than routine payments to be made in the ordinary course of business. All Persons who are performing services for each Acquired Company in the United States are legally-authorized to work in the United States and each Acquired Company maintains appropriate records documenting this authorization for all such Persons and has established policies and procedures reasonably designed to comply with the Immigration Reform and Control Act of 1986 and all regulations promulgated thereunder (“IRCA”).

(c) Except as set forth in Section 6.17(c) of the Disclosure Schedule, in the immediately preceding three years, no Acquired Company has effectuated (i) a “plant closing” (as defined in the WARN Act or any similar state, local or foreign applicable Laws), or (ii) a “mass layoff” (as defined in the WARN Act), nor has any Acquired Company engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act. No Acquired Company has conducted any layoffs of employees, or reduced employee hours by more than fifty percent (50%), within the ninety (90) days prior to the Closing Date.

(d) Except as set forth in Section 6.17(d) of the Disclosure Schedule, no officer or other employee in a senior executive management position of any Acquired Company has notified the Acquired Company to the effect that he or she intends to resign or retire (i) in the one year preceding the Execution Date, (ii) as a result of the Transactions, or (iii) otherwise within one year after the Closing Date.

6.18 Certificates.

(a) Section 6.18(a) of the Disclosure Schedule lists, as of the Execution Date, all Aviation Authorizations and their applicable expiration dates. Each Acquired Company holds all Certificates required for the operation of its business as currently conducted (including performance under the Scheduled Contracts) and the present operation and ownership of its assets, each of which is in full force and effect.

(b) Each Acquired Company is in compliance with the terms of, and there exists no default under or breach of, the Certificates it holds, except where the failure to hold or comply with a Certificate would not reasonably be expected to be material to the Acquired

STOCK PURCHASE AGREEMENT

Companies’ business as currently conducted. Since January 1, 2015, the Acquired Companies have not been issued any citations, written notices, or orders of non-compliance under any Certificate, and no Government Authority or holder of Licensed IP related to such Certificate has given written notice to any Acquired Company of, or otherwise indicated in writing, any violation of, or failure to comply with, any Certificate. Except as set forth in Section 6.18(b) of the Disclosure Schedule, the Acquired Companies have not been issued any citations, orders, or written notices of non-compliance under any Certificate before January 1, 2015 that are still pending or otherwise unresolved. To the extent applicable to the Certificates, no Acquired Company has received any written notice that the Certificate will not be renewed in the ordinary course and no Government Authority has taken, or, to the Company’s Knowledge, threatened to take, any action to terminate, cancel, fail to renew or reform any Certificate.

6.19 Compliance With Laws.

(a) Generally. Except as set forth in Section 6.19(a) of the Disclosure Schedule, (i) the Acquired Companies are, and since January 1, 2013, have been, in compliance in all material respects with all Laws; (ii) to the Company’s Knowledge, no event has occurred or circumstance exists that, with or without the passage of time or the giving of notice or both, would reasonably be expected to constitute or result in a material violation by any Acquired Company of any Law; and (iii) no Acquired Company has received any written notice or other written communication from any Person regarding any actual, alleged or potential material violation by any Acquired Company of any Law that has not been fully and finally resolved, and no Action is pending against any Acquired Company alleging any failure to comply with any Law.

(b) International Trade Regulations.

(i) Except as set forth in Section 6.19(b) of the Disclosure Schedule, since January 1, 2013, each Acquired Company and the directors, officers, employees, agents or other Persons acting on their behalf have complied with all statutory and regulatory requirements relating to export controls and economic sanctions, and customs obligations under applicable Laws, including requirements pursuant to: the Arms Export Control Act (50 U.S.C. ch. 39); the International Traffic in Arms Regulations (22 C.F.R. Parts 120 through 130); the Export Administration Act (50 U.S.C. App. §§2401-2420); the Export Administration Regulations (15 C.F.R. Parts 730 through 774); the International Emergency Economic Powers Act (50 U.S.C. §§1701-1706); the Tariff Act of 1930; the Foreign Trade Regulations (15 C.F.R. Part 30); and all applicable Laws administered and implemented by OFAC, the State Department, including the Directorate of Defense Trade Controls, the Commerce Department’s Bureau of Industry and Security, the International Trade Commission, and the Department of Homeland Security’s Customs and Border Protection and Immigration and Customs Enforcement (the “International Trade Laws”) and any similar rules or regulations in the United Kingdom, the European Union or other jurisdiction. To the Company’s Knowledge, none of the Acquired Companies, nor any director, officer, employee, agent or other person acting on behalf of any of the Acquired Companies, have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, received funds, goods, or services from, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

STOCK PURCHASE AGREEMENT

For the purposes of this Agreement, “Prohibited Person” means (i) any Person that has been determined by competent authority to be the subject of a prohibition on such conduct in any Law; (ii) the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine; (iii) any Person that acts on behalf of or is owned or controlled by the government of Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine; (iv) any Person, or any Person that acts on behalf of or is owned or controlled by such a Person, that has been identified on a list of restricted parties maintained by a Government Authority, including the Specially Designated Nationals List, the Sectoral Sanctions Identification List, the Foreign Sanctions Evaders List, any “non-SDN” lists maintained by OFAC, the Denied Persons List, the Entity List, the Debarred List, or the State Sponsors of Terrorism List; or (v) any Person that has been designated on any sanctions list maintained by the United Nations Security Council.

(ii) The Acquired Companies have developed and implemented an export controls, customs and trade sanctions compliance program that includes corporate policies and procedures designed to promote compliance with the International Trade Laws, including obtaining licenses or other authorizations as required for exports, reexports, in-country transfers, and deemed exports of controlled technology to foreign nationals in the United States, or any transaction involving a Prohibited Person.

(iii) Neither the U.S. Government nor any other Government Authority has notified any of the Acquired Companies, or any director, officer, employee, agent or other person acting on behalf of any of the Acquired Companies, in writing since January 1, 2013 of any actual or alleged violation or breach of any applicable Laws relating to export controls or trade sanctions.

(iv) To the Company’s Knowledge, none of the Acquired Companies is undergoing, or since January 1, 2013, has undergone any internal or external audit, review, inspection, investigation, survey or examination of records relating to the export activities of any Acquired Companies that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity. Other than as listed in Section 6.19(b) of the Disclosure Schedule none of the Acquired Companies has submitted a voluntary disclosure with respect to failure to comply with, or potential liability under, any International Trade Laws.

(c) Foreign Corrupt Practices Act.

(i) The Acquired Companies and each of their directors, officers, employees, agents and other Persons acting on behalf of the Acquired Companies have complied with the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable anticorruption or anti-bribery Laws. None of the Acquired Companies nor any of their directors, officers, employees, agents or other representatives acting on their behalf, have directly or indirectly (i) offered, authorized or used any funds of any Acquired Companies for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) offered, authorized or made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of any Acquired Company; (iii) established or maintained any unlawful fund of monies or other assets of the

STOCK PURCHASE AGREEMENT

Acquired Companies; (iv) made, promised or authorized any false or fraudulent entry on the books or records of the Acquired Companies; or (v) offered, authorized or made any unlawful bribe, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Acquired Companies.

(ii) The Acquired Companies have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to promote compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and anti-bribery Laws.

(iii) No civil or criminal penalties have been imposed on any of the Acquired Companies or any director, officer, employee, agent or other Person acting on behalf of the Acquired Companies with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or anti-bribery Laws, nor have any voluntary disclosures been submitted to the U.S. Government or any other Government Authority with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or anti-bribery Laws.

(iv) To the Company’s Knowledge, none of the Acquired Companies have been since January 1, 2013 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or anti-bribery Laws. None of the Acquired Companies are participating in any investigation by a Government Authority relating to alleged violations by the Acquired Companies of the Foreign Corrupt Practices Act or any other applicable anticorruption or anti-bribery Laws. None of the Acquired Companies has submitted a voluntary disclosure with respect to failure to comply with, or potential liability under, the Foreign Corrupt Practices Act or any other applicable anticorruption or anti-bribery Laws.

(d) Security Clearances. Section 6.19(d) of the Disclosure Schedule sets forth, as of the Execution Date, all facility security clearances the Acquired Companies hold. The Acquired Companies are, and since November 9, 2015, have been, in compliance in all material respects with NISPOM or similar Laws governing those clearances. To the Company’s Knowledge, all of its employees holding security clearances are in compliance with applicable national security obligations specified in NISPOM or similar Laws governing those clearances and, since January 1, 2013, no Acquired Company has received any written notice that its employees are out of compliance with such obligations or Laws.

6.20 Litigation. Except as set forth on Section 6.20 of the Disclosure Schedule, there is not currently pending or, to the Company’s Knowledge, threatened, any Action involving any Acquired Company, any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such). There are no outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Government Authority (each, an “Order”) against any Acquired Company, or any of their respective assets or properties, that (a) prohibit or enjoin the consummation of the Transactions or (b) are material to the business of the Acquired Companies.

STOCK PURCHASE AGREEMENT

6.21 Personnel.

(a) The Acquired Companies have provided Purchaser with a separate schedule, which is complete and accurate in all material respects, setting forth all persons who are employees of each Acquired Company as of the Execution Date and for each such employee the following information: (i) the name; (ii) title or position (including whether full-time, part-time or contractor); (iii) work location (city, state and country); (iv) date of hire; (v) classification as exempt or non-exempt under the FLSA and Laws of any state; (vi) current annual base compensation rate (salary, hourly rate, or other); (vii) leave status, category of leave, leave start date, and anticipated return date, (viii) visa status (if applicable), and (ix) whether subject to a written employment agreement. Except as set forth in Section 6.21(a) of the Disclosure Schedule, the employment or engagement of each individual on such schedule is terminable “at will” without notice or reason and without any severance or other amounts being owed to such individual other than compensation for services performed prior to the date of such termination.

(b) Each current employee of an Acquired Company has all required licenses, permits, certifications, training or competencies for any flight, maintenance, operation or handling of aircraft currently provided by that employee. Except as set forth in Section 6.21(b) of the Disclosure Schedule, in the three years before the Execution Date, no employee of an Acquired Company, during his or her employment with the Acquired Company, has had any incident or aircraft accident (as such terms are defined by the Federal Aviation Regulations) reported, or to the Company’s Knowledge reportable, to an Aviation Authority or has been or is subject to actual, or to the Company’s Knowledge threatened, enforcement action by an Aviation Authority.

6.22 Employee Benefit Plans; ERISA.

(a) Section 6.22(a)(i) of the Disclosure Schedule lists, as of the Execution Date, all “employee benefit plans” within the meaning of Section 3(3) of ERISA (each, an “ERISA Plan”), and all other retirement, profit sharing, stock option, phantom stock, bonus or deferred compensation, long-term care, severance, sick leave or other material plans, policies, programs, agreements or arrangements providing benefits (contingent or otherwise) to current or former employees, officers, consultants or directors, in each case whether or not terminated, of any Acquired Company (together with all ERISA Plans, the “Benefit Plans”) currently maintained, sponsored or contributed to by any Acquired Company. Except as set forth on Schedule 6.22(a)(ii) of the Disclosure Schedule, all Benefit Plans have been maintained and operated in all material respects in accordance with all Laws and the terms and conditions of the respective plan documents. The IRS has issued a favorable determination letter or prototype or volume submitter plan opinion letter with respect to each ERISA Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code, and, to the Company’s Knowledge, no circumstance exists that would reasonably be expected to jeopardize such qualification. No ERISA Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No ERISA Plan is a Multiemployer Plan or a Multiple Employer Plan, nor has any Acquired Company or any ERISA Affiliate of any Acquired Company contributed to, or ever been obligated to contribute to, any Multiemployer Plan, plan subject to Title IV or Section 302 of ERISA, or Multiple Employer Plan. Except as set forth on Section 6.22(a)(iii) of the

STOCK PURCHASE AGREEMENT

Disclosure Schedule, no Benefit Plan provides life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof (other than continuation coverage as required by Section 4980(B) of the Code). The Acquired Companies have performed all of their respective obligations under the Benefit Plans in all material respects.

(b) The Company has made available to Purchaser, to the extent applicable, correct and complete copies of the current plan documents and summary plan descriptions of each Benefit Plan, and the most recent determination letter received from the IRS, the two most recent Form 5500 Annual Reports and all accompanying schedules, the two most recent financial and/or actuarial reports, all related trust agreements, insurance contracts and other funding arrangements that implement each Benefit Plan, and all contracts and agreements relating to each Benefit Plan, including service provider agreements, investment management agreements, and recordkeeping agreements.

(c) All contributions (including all employer contributions and employee salary reduction contributions, if any) that are due and payable have been made within the required time period to each Benefit Plan, and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Benefit Plan or accrued in accordance with GAAP and the past custom and practice of the applicable Acquired Company. Except as set forth on Section 6.22(c) of the Disclosure Schedule, all premiums or other payments for all periods ending on or before the Closing Date have been paid, or accrued in accordance with GAAP and the past custom and practice of the applicable Acquired Company, with respect to each Benefit Plan that is an Employee Welfare Benefit Plan.

(d) No Acquired Company, or to the Company’s Knowledge any trustee or administrator of any ERISA Plan, has engaged in any transaction with respect to the ERISA Plan that would subject any Acquired Company to either a material civil penalty assessed pursuant to Section 502(i) of ERISA or a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code. No actions, suits or claims with respect to the assets of any ERISA Plan (other than routine claims for benefits) are pending or, to the Company’s Knowledge threatened, that would reasonably be expected to result in a material liability to any Acquired Company. No event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject any Acquired Company or any Benefit Plan to any material liability for any penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code.

(e) No Acquired Company or ERISA Affiliate of any Acquired Company has incurred, and no circumstance exists that would reasonably be expected to result in any Acquired Company or any such ERISA Affiliate incurring in the future, any Liability, to the PBGC or otherwise, under Title IV of ERISA (including any withdrawal liability as defined in Section 4201 of ERISA), under Section 302 of ERISA, or under corresponding or similar provisions of foreign laws or regulations.

(f) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code to which any Acquired Company is a party complies in form and in operation with the requirements of Section 409A of the Code and the regulations thereunder.

STOCK PURCHASE AGREEMENT

(g) Except as set forth on Section 6.22(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or independent contractor of any Acquired Company to any payment or benefit (or result in the funding of any such payment or benefit) under any Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by any Acquired Company under any Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Benefit Plan; or (iv) limit or restrict the right of any Acquired Company to merge, amend or terminate any Benefit Plan. The Company has delivered to Purchaser a true and complete summary of potential amounts to be paid, under certain conditions as specified in such summary, to employees who have executed agreements providing benefits to such employees following consummation of the Transactions.

(h) All Benefit Plans maintained pursuant to the Laws of a country other than the United States and all plans or arrangements applicable to employees outside the United States that are mandated by applicable Law (i) have been maintained in accordance with all applicable requirements (including applicable Law) in all material respects, (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, in accordance with GAAP and, if required, applicable Law.

6.23 Tax Matters.

(a) Except as set forth on Section 6.23(a) of the Disclosure Schedule, all material Income Tax Returns and all other material Tax Returns, in each case, required to be filed by any of the Acquired Companies have been duly prepared and timely (within any applicable extension periods) filed with the appropriate Government Authorities, and all such Tax Returns are true, correct and complete in all material respects. All Taxes shown to be due and payable by the Acquired Companies, or any of them, on those returns, and all other material Taxes due and payable by the Acquired Companies, or any of them, have been duly and timely paid. The Acquired Companies have established reserves adequate to pay all material unpaid Taxes of the Acquired Companies as of the Closing Date (for the avoidance of doubt, calculated on the basis of a closing of the books as of the Closing Date). All Taxes that the Acquired Companies are required by Law to withhold or collect in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person, have been duly and timely withheld or collected and have been duly and timely paid to the appropriate Tax Authority to the extent due and payable, and the Acquired Companies have otherwise complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of such Taxes (including information reporting requirements).

(b) There is no claim or assessment pending or threatened in writing against any Acquired Company for any alleged deficiency in Taxes. No claim has been made by any Government Authority in a jurisdiction where any Acquired Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction. There are no Liens for Taxes on any assets of the Acquired Companies, other than Permitted Liens.

STOCK PURCHASE AGREEMENT

(c) No Acquired Company has for any Tax year remaining subject to audit: (i) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes that remains outstanding; (ii) applied for a ruling relative to Taxes; (iii) entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with any Tax Authority; (iv) entered into any tolling agreement regarding a statute of limitations applicable to any Tax Return; or (v) entered into any other written agreement with a Tax Authority regarding Taxes or Tax matters.

(d) No examinations or other administrative or court proceedings relating to any Tax Return or Taxes are pending or have been threatened in writing with respect to which any Acquired Company has received written notice.

(e) Except as set forth on Section 6.23(e) of the Disclosure Schedule, no Acquired Company is (i) a party to any written agreement providing for the allocation or sharing of Taxes, or (ii) liable for the Taxes of any other Person (except for Tax liabilities of any member of the Affiliated Group of which the Company is the common parent).

(f) No payment made or to be made to any current or former employee or director of any Acquired Company by reason of the Transactions (whether alone or in connection with any other event) will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) No Acquired Company is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) The unpaid Taxes of the Acquired Companies (for the absence of doubt, calculated on the basis of a closing of the books as of the Closing Date) will not, as of the Closing Date, exceed the reserves for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Most Recent Balance Sheet, as adjusted for the passage of time in accordance with the past custom and practice of the Acquired Companies in filings Tax Returns.

(i) No Acquired Company has been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b) or under similar provisions of state, local or foreign Tax Law.

(j) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year or portion thereof ending after the Closing Date as a result of: (i) any change in accounting method; (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax law); (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign income Tax law); (iv) any installment sale or open transaction disposition made on or before the Closing Date; (v) any prepaid amount received on or before the Closing Date; or (vi) any election under Section 108(i) of the Code. No Acquired Company will be

STOCK PURCHASE AGREEMENT

required to include a material amount in income for a taxable year ending after December 31, 2017 as a result of the application of Section 965 of the Code nor has any Acquired Company made an election under Section 965(h) to make payments under Section 965 in installments. No Shareholder has made an election under Section 965(i) to defer payment of the Shareholder’s liability under Section 965 until the taxable year which includes a “triggering event” as defined in Section 965(i).

(k) Except as set forth in Section 6.23(k) of the Disclosure Schedule, during the period beginning on January 1, 2013 and ending with the Effective Closing Time, no Acquired Company has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or part by Section 355 or Section 361 of the Code.

(l) The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code since January 1, 1997. Except as set forth in Section 6.23(l) of the Disclosure Schedule, each Subsidiary of the Company that is incorporated under the laws of the United States, any state thereof or the District of Columbia is, and has been at all times since its formation, properly classified as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (and any similar provision of state or local Law). None of the Acquired Companies (nor any successor of the Company) is or will be liable for Tax under Sections 1374 or 1375 of the Code (or any similar provision of state or local Law). None of the Acquired Companies has acquired assets from another corporation in a transaction in which such company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(m) No Acquired Company has been a member of a group of Persons that elects or is required to file a Tax Return, or pays a Tax, as an affiliated group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law (other than a group the common parent of which was the Company or any of its Subsidiaries). No Acquired Company is liable for the Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Laws), by contract or otherwise. Except as set forth in Section 6.23(m) of the Disclosure Schedule, no Acquired Company is a party to an agreement relating to the sharing of liabilities for Taxes or Tax benefits, other than agreements entered into in the Ordinary Course of Business, the primary purpose of which is not Taxes, that typically include provisions relating to sharing of Taxes or Tax benefits, such as leases, licenses and credit agreements.

(n) Except as set forth in Section 6.23(n) of the Disclosure Schedule, no Acquired Company is a party to, or a beneficiary of, any Tax exemption, Tax holiday or other Tax reduction agreement, approval or order of any Government Authority. The Acquired Companies have complied with all rules regarding transfer pricing and have made available to Purchaser true and complete copies of all material transfer pricing studies or reports prepared with respect to the Company or any of its Subsidiaries, if any.

STOCK PURCHASE AGREEMENT

(o) Except as set forth in Section 6.23(o) of the Disclosure Schedule, no Acquired Company (i) is or has been subject to any Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction, or (ii) is treated as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code. The representations and warranties set forth in Section 6.8 are incorporated in this Section 6.23 by reference. Section 6.2(a) of the Disclosure Schedule sets forth each Company Subsidiary, its jurisdiction of incorporation, its tax residence, its equity owner(s) and the percentage of shares or other equity interests owned by each such equity owner.

(p) Section 6.23(p) of the Disclosure Schedule sets forth, for U.S. federal income tax purposes, the entity classification of each Company Subsidiary.

The representations and warranties in Section 6.22, this Section 6.23 and Section 6.28 constitute the sole and exclusive representations and warranties regarding any Tax matters with respect to the Acquired Companies, including any representations or warranties regarding compliance with Tax Laws, any Liability for Taxes, the filing of any Tax Returns and the accrual and reserves for Taxes on any financial statements or books and records of the Acquired Companies.

6.24 Environmental Matters. Except as set forth in Section 6.24 of the Disclosure Schedule:

(a) The Company has made available to Purchaser correct and complete copies of all agreements, reports, studies, analyses and test or monitoring results initiated and/or prepared by or for any Acquired Company since January 1, 2013, in its possession or control that have been requested by Purchaser in writing, and, to the Company’s Knowledge there are no other material agreements, reports, studies, analyses and test or monitoring results initiated and/or prepared by or for any Acquired Company in its possession or control, in each case, which are either material in scope or material in terms of the significance of the matters contained therein, (i) pertaining to Materials of Environmental Concern in, on, under or migrating from the Owned Real Property, Leased Real Property or any other facility presently or formerly occupied, used or impacted by or on behalf of any Acquired Company or (ii) concerning compliance with any Environmental, Health and Safety Laws by any Acquired Company or any Person for whose conduct the Company may be held responsible (each, to the extent provided to Purchaser prior to the Execution Date, an “Environmental Report”). Prior to the Execution Date, the Company has made available to Purchaser correct and complete copies of any insurance policies, riders, claims and related documents evidencing the existence or availability of environmental liability insurance or otherwise addressing matters relating to insurance for matters involving Materials of Environmental Concern or relating to issues regulated by Environmental, Health and Safety Laws. To the Company’s Knowledge, all Environmental Reports delivered or made available to Purchaser are true, correct and complete.

(b) The Company is in material compliance with all aspects of the Stipulation and Consent Decree entered by the Circuit Court of the State of Oregon for Marion County on April 25, 2000 and has made available to Purchaser correct and complete copies of all written information within the Company’s control or possession with respect to (i) remediation of historical contamination of the subject real property and (ii) satisfaction of all compliance

STOCK PURCHASE AGREEMENT

obligations under that Stipulation and Consent Decree (to the extent provided to Purchaser prior to the Execution Date, the “Environmental Information”). Neither the Company nor any of the Acquired Companies has entered into or agreed to enter into or anticipates entering into any other consent decree or similar legally binding obligation relating to Materials of Environmental Concern or any matters regulated by Environmental, Health and Safety Laws or their associated permits, including the assumption of a third party’s obligations, the indemnification of any third party or the waiver of any claim against a third party.

(c) Except as set forth in the Environmental Reports and the Environmental Information, each Acquired Company (i) is, and for the past three years has been, in material compliance with all Environmental, Health and Safety Laws (including those governing the importation, manufacture, generation, use, transportation, treatment, disposal, reclamation, recycling and other handling of Materials of Environmental Concern), (ii) holds and is, and for the past three years has been, in material compliance with all Certificates required to be held by them under Environmental, Health and Safety Laws and (iii) each such Certificate is in full force and effect, any currently required Certificate renewal application has been properly and timely filed, the Acquired Companies have received no notice that any such Certificate will not be timely renewed, will be cancelled, or will be modified in a material adverse manner and, to the Company’s Knowledge, no Government Authority has threatened action to terminate, cancel or modify in a material adverse manner any such Certificate. No Acquired Company has any material overdue or otherwise unfulfilled obligation under any Environmental, Health and Safety Law or an associated Certificate to make any report, create a facility-specific plan, respond to a Government Authority inquiry or demand or otherwise make a formal demonstration to a Government Authority of compliance with any such obligation. To the Company’s Knowledge, there are no facts, events, circumstances or conditions that would reasonably be expected to prevent, hinder or otherwise limit such continued compliance with such Laws and Certificates, and there have been no past instances of material non-compliance that have not been resolved to the satisfaction of any relevant Government Authority.

(d) Except as set forth in the Environmental Reports and the Environmental Information, there is no written notice or assertion pending against an Acquired Company from any third party, including any Government Authority, that the Acquired Company is liable for environmental contamination involving Materials of Environmental Concern, is a potentially responsible party or otherwise has liability for environmental contamination and/or remediation under any Environmental, Health and Safety Laws or has any other liability under any Environmental, Health and Safety Law.

(e) Except as set forth in the Environmental Reports and the Environmental Information, there has been, since January 1, 2013 (and, to the Company’s Knowledge, before January 1, 2013), no release of any Materials of Environmental Concern by any Acquired Company or, to the Company’s Knowledge, by any third party at, on, in, under or from any Owned Real Property or Leased Real Property in violation of any Environmental, Health and Safety Laws or under circumstances that would reasonably be expected to trigger any liability, reporting obligation or other duty under such Laws.

(f) Except as set forth in the Environmental Reports and the Environmental Information, there are no (i) Orders applicable to, (ii) Actions pending or, to the Company’s

STOCK PURCHASE AGREEMENT

Knowledge, threatened against or (iii) notices of actual or potential liability pending or, to the Company’s Knowledge, threatened against any of the Acquired Companies with respect to any environmental contamination and/or remedial action, relating to any Materials of Environmental Concern or violation of or liability under any Environmental, Health and Safety Laws, in each case including with respect to their current or past operations (including those involving off-site activities) or facilities (whether currently or formerly owned, leased, operated or otherwise used).

(g) Notwithstanding any general limiting statement in this document to the contrary, the Acquired Companies have not, since January 1, 2013 (or, to the Company’s Knowledge, before January 1, 2013) imported, manufactured, generated, released, discharged, manufactured, stored, used, operated, transported, treated, reclaimed, recycled, disposed of or otherwise handled any firefighting foam at any location or in connection with any part of their operations, all existing tanks are identified in the Environmental Reports and, except as set forth in the Environmental Reports and the Environmental Information, all drywells are in compliance with all Laws.

6.25 Scheduled Contracts. Section 6.25 of the Disclosure Schedule lists, as of the Execution Date, the contracts, leases, agreements, understandings, commitments, indentures, mortgages, notes, bonds, warrants or other instruments (including all amendments thereto) (each a “Contract”) to which any Acquired Company is a party, other than Intercompany Agreements, pursuant to which, in each case, any obligation of any party thereto remains unperformed (collectively, the “Scheduled Contracts”) and that:

(a) relate to Indebtedness or is a letter of credit, pledge, bond or similar arrangement (that either obligates any Acquired Company or is for the benefit of any Acquired Company);

(b) relate to purchasing, maintaining or acquiring aircraft, aircraft engines, materials, supplies, merchandise, machinery, equipment (including Aircraft Equipment), Inventory or any other property or services, but excluding each contract made in the Ordinary Course of Business that (i) is expected to be fully performed within 180 days after the Execution Date or (ii) involves expenditures of less than (x) $300,000 per annum and (y) an aggregate of $1,500,000 for the term of the contract;

(c) would reasonably be expected to generate more than $500,000 in annual revenue to one or more Acquired Companies;

(d) would reasonably be expected to have payment obligations in excess of $250,000 in any 12-month period;

(e) obligate any Acquired Company not to compete with any business, to conduct any business with only certain parties, or which otherwise restrain or prevent the Acquired Company from carrying on any lawful business activities or which restricts the right of the Acquired Company to use or disclose any information in its possession (excluding, in each case, nondisclosure agreements and nondisclosure covenants contained in Contracts entered into in the Ordinary Course of Business);

STOCK PURCHASE AGREEMENT

(f) relate to (i) employment, compensation, severance or consulting between any Acquired Company and any of its officers or directors or (ii) any current employee described in Section 6.21(a) whose total annual compensation for the twelve months ended December 31, 2017 exceeded $200,000 (or any consultant of an Acquired Company who is entitled to annual compensation thereunder in excess of $200,000) (excluding Contracts with such employee or consultant that are entered into in the Ordinary Course of Business), or (iii) any noncompetes, nonsolicitation of customers, or nonsolicitation of employees given by any officer, director, employee, or independent contractor (to which the Company is obligated to deliver a Form 1099-MISC) in favor of the Acquired Company;

(g) are a lease or sublease of real property involving annual payments in excess of $100,000;

(h) are a lease, sublease or other title retention agreement or conditional sales agreement involving annual payments in excess of $100,000 for any machinery, equipment (including Aircraft Equipment), vehicle or other tangible personal property (whether the Acquired Company is a lessor or lessee);

(i) involve any payment that is for capital expenditures or the acquisition or construction of Fixed Assets on or in respect of any real property (i) in excess of $300,000 per annum or (ii) an aggregate of $3,000,000 for the term of the contract;

(j) grant any Person a Lien on any of the assets of any Acquired Company (other than Permitted Liens);

(k) involve any guaranteed annual payment in excess of $100,000 by which any Acquired Company retains any manufacturer’s representatives, broker or other sales agent, distributor or representative, or advertising or marketing entity or through which any Acquired Company is appointed or authorized as a sales agent, distributor or representative;

(l) relate to Licensed IP or involve any payment in excess of $100,000 under which any Acquired Company has granted a license or sublicense or under which any Acquired Company has the right to receive a royalty, license fee or similar payment;

(m) are with any Shareholder or any Affiliate of any Shareholder;

(n) relate to a partnership, joint venture, limited liability company (other than an Acquired Company) or a strategic alliance agreement;

(o) contain outstanding obligations relating to the settlement of any Action or any investigation by or before any Government Authority;

(p) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Companies if there was a default or termination;

(q) constitute any of the following that, in any event, exceeds a maximum exposure to any Acquired Company of $250,000 or more: (i) guarantee by or on behalf of any Acquired Company; or (ii) performance, bid or completion bond, surety and appeal bond,

STOCK PURCHASE AGREEMENT

standby letter of credit, return of money bond, or surety or indemnification agreement by or on behalf of any Acquired Company (except for Contracts entered into by an Acquired Company in the Ordinary Course of Business that include indemnification provisions but with respect to which indemnification is not the primary purpose of the Contract);

(r) contain provisions by which any Acquired Company grants any Person “most favored nation” status;

(s) are a swap, option, hedge, future or similar instrument;

(t) are either a Government Contract with a value in excess of $250,000 or a Teaming Agreement;

(u) relate to the disposition or acquisition (by merger, consolidation, acquisition of securities or assets or otherwise) of any corporation, partnership or other business organization or division or any material amount of assets and/or properties that either (i) have not been consummated prior to the date of the Most Recent Balance Sheet or (ii) contain representations, warranties, covenants, indemnities, earn-outs, or other absolute or contingent obligations that are still in effect; or

(v) have any Specified Contract Party as a counterparty.

Each Scheduled Contract is a legal, valid and binding obligation of the Acquired Company that is a party thereto, enforceable against the applicable Acquired Company and, to the Company’s Knowledge, the other party to the Scheduled Contract, in accordance with its terms (except as enforceability is limited by the General Enforceability Exceptions) and is in full force and effect. No applicable Acquired Company or, to the Company’s Knowledge, any other party to any Scheduled Contract, is in material breach of or material default under any Scheduled Contract, and, to the Company’s Knowledge, no event has occurred that, with or without the passage of time or the giving of notice or both, would constitute a material breach of or material default under, or permit the termination, modification or acceleration of, that Scheduled Contract. No Acquired Company or, to the Company’s Knowledge, any other party to any Scheduled Contract has repudiated any provision of that Scheduled Contract. No Acquired Company is disputing and, to the Company’s Knowledge, no other party to any Scheduled Contract is disputing, and there are no forbearance programs in effect with respect to, any material provision of that Scheduled Contract. The Company has made available to Purchaser complete and correct copies of each Scheduled Contract prior to the Execution Date.

6.26 Government Contracts.

(a) Government Contracts, Government Subcontracts, and Teaming Agreements. Section 6.26(a) of the Disclosure Schedule separately lists and identifies, as of the Execution Date:

(i) Each active Government Contract (and, to the Company’s Knowledge, Government Subcontract) with a value in excess of $250,000 (true and complete copies of which, including all modifications and amendments thereto, have been provided or made available to Purchaser);

STOCK PURCHASE AGREEMENT

(ii) Each Government Contract with a value in excess of $250,000, on which final payment was received during the three-year period ending on the Execution Date and, to the Company’s Knowledge, each Government Subcontract with a value in excess of $250,000, on which final payment was received during the one-year period ending on the Execution Date;

(iii) Each Teaming Agreement to which the any Acquired Company is a party and that has not terminated or expired (true and complete copies of which, including all modifications and amendments thereto, have been provided or made available to Purchaser); and

(iv) Each active Government Contract for which bids were solicited exclusively for participation by small business concerns (i.e., 100% small business set-aside).

(b) Bids. Section 6.26(b) of the Disclosure Schedule separately lists and identifies, as of the Execution Date, each outstanding Government Contract and Government Subcontract bid made by any Acquired Company (true and complete copies of which, including all modifications and amendments thereto, have been provided or made available to Purchaser) that, if accepted, would lead to a Government Contract. No Acquired Company has been or is now subject to any administrative, civil or criminal investigation, litigation or indictment involving alleged false statements, false claims, or other misconduct relating to any Government Contract or any bid for a Government Contract, and, to the Company’s Knowledge, there is no basis for any such investigation or indictment.

(c) Status. Except as set forth in Section 6.26(c) of the Disclosure Schedule:

(i) To the Company’s Knowledge, each Government Contract was legally awarded, no Government Contract is subject to a bid protest asserted by a third party challenging the award of a Government Contract to an Acquired Company, and each Acquired Company has complied in all material respects with all terms and conditions of, and all statutory and regulatory requirements pertaining to, each Government Contract, Government Subcontract, and Teaming Agreement, including the Federal Acquisition Regulations (“FAR”) and any applicable agency supplement (including all clauses, provisions, and requirements incorporated expressly by reference or by operation of law therein), the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act, the Procurement Integrity Act, and the Contract Disputes Act of 1978.

(ii) All representations and certifications executed, acknowledged or set forth in or pertaining to any Bid submitted by an Acquired Company or with respect to any Government Contract or Government Subcontract awarded to an Acquired Company, in each case during the three year period ending on the Execution Date, were current, accurate and complete in all material respects as of their effective date, and the Acquired Companies have complied in all material respects with all such representations and certifications.

(iii) All information pertaining to any negotiation by an Acquired Company for any Government Contract or Government Subcontract awarded to an Acquired Company, in each case during the three year period ending on the Execution Date, or in support of requests for payments thereunder, was, as of the date of price agreement or payment submission, current, accurate and complete.

STOCK PURCHASE AGREEMENT

(iv) Neither the U.S. Government nor any prime contractor, subcontractor or other Person has notified any Acquired Company of material cost, schedule, technical, quality or other problems that, if left unresolved, would reasonably be expected to result in claims against any Acquired Company (or successors in interest) on any active Government Contract or Government Subcontract.

(v) No active Government Contract, Government Subcontract, or outstanding Bid includes any of the following that, in any event, exceeds a maximum exposure to any Acquired Company of $250,000: (A) a liquidated damages clause; (B) any requirement to post a surety, performance or other bond; or (C) any requirement to be an account party to a letter of credit or bank guarantee.

(vi) No Acquired Company has begun performance of any anticipated Government Contract or Government Subcontract or any anticipated option exercise or modification thereof prior to award, option exercise or modification or made any expenditures or incurred costs or obligations in excess of any applicable limitation of government liability, limitation of cost, limitation of funds or similar clause limiting the U.S. Government’s liability on any active Government Contract or Government Subcontract (including any work being performed “at risk” in advance of a funding obligation).

(vii) No Acquired Company has outstanding requests for equitable adjustment arising under or relating to any of the Government Contracts and involving any Government Authority, any prime contractor, any higher-tier subcontractor or any third party. No Acquired Company has received notice of any outstanding claim against, or outstanding audit or investigation of, any Acquired Company that relates to any allegation of misconduct or noncompliance and are made or conducted by a Government Authority or by any prime contractor or other third party arising under or relating to any Government Contract and, to the Company’s Knowledge, there are no facts upon which such a claim, audit or investigation reasonably may be based in the future.

(viii) No Acquired Company has received a default, cure, show cause, deficiency or similar notice in writing relating to any Government Contract that remains unresolved, and no Acquired Company has received written notice of any material adverse or negative government past performance evaluations or ratings in connection with any of the Government Contracts; nor have any such evaluations or ratings appeared in any past performance databases, including the Contractor Performance Assessment Reporting System, the Federal Awardee Performance and Integrity Information System or the Past Performance Information System; and to the Company’s Knowledge, no facts exist that reasonably could be expected to have a material adverse effect upon any future Bids (including any Bids made by Acquired Company successors).

(ix) No money due to any Acquired Company pertaining to any Government Contract has been withheld or set-off, or threatened or is likely to be withheld or set-off or subject to attempts to withhold or set-off.

(x) No Acquired Company has made any mandatory disclosure under FAR 52.203-13(b)(3)(i) or any voluntary disclosure to any Government Authority with respect to

STOCK PURCHASE AGREEMENT

any alleged unlawful conduct, misstatement or omission arising under or relating to any Government Contract and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure under FAR 52.203-13(b)(3)(i).

(xi) Each active Government Contract and Government Subcontract (A) was entered into in the Ordinary Course of Business, and (B) to the Company’s Knowledge, should be capable of being performed in accordance with its terms and conditions without a loss based upon (1) assumptions that the management of the Acquired Companies believes to be reasonable and subject to such assumptions being fulfilled, and (2) the most recent estimated total costs of completing that contract or subcontract, including any unexercised options, as estimated in good faith by the Acquired Companies.

(d) Suspension and Debarment. No Acquired Company, and no Acquired Company’s officers, employees or representatives, has ever been or is currently debarred or suspended or, to the Company’s Knowledge, proposed for suspension or debarment, from Government Contracts under the FAR or under any other applicable Law. To the Company’s Knowledge, no facts exist that would reasonably be expected to give rise to such suspension or debarment, or proposed suspension or debarment. No suspension or debarment actions with respect to any Government Contract or any Government Subcontract have been, to the Company’s Knowledge commenced, or threatened in writing against any Acquired Company or any Acquired Company’s directors, officers, or employees. No negative determination of responsibility has been issued against any Acquired Company during the two year period ending on the Execution Date with respect to any Bid.

(e) Termination. During the three year period ending on the Execution Date, no Government Contract or Government Subcontract awarded to an Acquired Company has been terminated for default, convenience, or other reason, no Acquired Company has received any notice terminating or indicating an intent to terminate any Government Contract for default or convenience, and no stop work order, cure notice, show cause notice, or other notice threatening termination or alleging noncompliance with any material term has been issued to any Acquired Company with respect to any Government Contract or Government Subcontract. No Acquired Company is in material breach of or material default under any Government Contract or Government Subcontract, and, to the Company’s Knowledge, no event has occurred that, with or without the passage of time or the giving of notice or both, would (i) constitute a material breach of or material default under, (ii) permit the termination, modification or acceleration of, or (iii) constitute grounds for any such action for default, stop work order, cure notice, or show cause notice with respect to, a Government Contract or Government Subcontract.

(f) Cost Accounting Practices. The accounting and other systems of the Company meet in all material respects the requirements of the FAR, as applicable. To the extent applicable, the cost accounting practices used by the Acquired Companies to estimate and record costs in connection with the submission of Bids and performance of Government Contracts and Government Subcontracts are (and have been) in substantial compliance with applicable Law, including the FAR Cost Principles (48 C.F.R. Part 31).

(g) Purchasing, Inventory, and Quality Control Systems. To the Company’s Knowledge, each Acquired Company’s purchasing, inventory and quality control

STOCK PURCHASE AGREEMENT

systems are in compliance with all material government procurement statutes and regulations and with the material requirements of the applicable Government Contract or Government Subcontract.

(h) Financing Arrangements. None of the Acquired Companies have any existing financing arrangements (e.g., an assignment of monies due or to become due) with respect to any active Government Contract or Government Subcontract.

(i) Investigations.

(i) No Acquired Company, or any Acquired Company’s directors or officers or, to the Company’s Knowledge, any of its employees is (or has been during the three year period ending on the Execution Date) under any administrative, civil, or criminal investigation or indictment involving alleged false statements, false claims, or other misconduct arising under or relating to any Government Contract, Government Subcontract, or Bids and, to the Company’s Knowledge, there is no basis for any such proceeding.

(ii) No Acquired Company, or any Acquired Company’s directors or officers or, to the Company’s Knowledge, any of its employees is (or has been during the three year period ending on the Execution Date) a party to any administrative or civil litigation involving alleged false statements, false claims, or other misconduct arising out of or relating to any Government Contract, Government Subcontract, or Bids and, to the Company’s Knowledge, there is no basis for any such proceeding.

(iii) The Acquired Companies have not conducted any internal investigation, or made a voluntary disclosure or mandatory disclosure (under FAR § 52.203-13) and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure under FAR § 52.203-13 to the U.S. Government with respect to any alleged false statements, false claims or other misconduct arising under or relating to a Government Contract or Government Subcontract.

(iv) No facts exist which would reasonably be expected to give rise to liability under a claim for fraud (as such concept is defined under the state or federal laws of the United States) under the United States civil or criminal False Claims Act, the United States Procurement Integrity Act or other similar laws or regulations adopted by any Government Authority, as applicable, in connection with any Government Contract or Government Bid.

(j) Former Government Officials. Except as set forth in Section 6.26(j) of the Disclosure Schedule, the Acquired Companies do not employ any former government officials in senior executive management positions or have any former government officials serving on any of their respective boards of directors, excluding employees and directors who were employed by the U.S. Armed Services as helicopter maintenance or crew personnel or in a logistics function. Since January 1, 2013, the Acquired Companies have complied with DFARS 252.203-70000 and, to the Company’s Knowledge, there are not any instances in which the Company has compensated a “Covered DoD official” under DFARS 252.203-7000 prior to obtaining the required opinion letter confirmation.

STOCK PURCHASE AGREEMENT

(k) Organizational Conflicts of Interest. During the three year period ending on the Execution Date, the Acquired Companies have not had access to non-public information nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, nor prepared specifications or statements of work, nor engaged in any other conduct that would be reasonably expected to result in an “organizational conflict of interest,” as defined in FAR 9.501, for the Company.

(l) Contingent Fees. During the three year period ending on the Execution Date, no payment has been made by any Acquired Company or by a Person acting on the Acquiring Companies’ behalf, to any Person (other than to any bona fide employee or agent of an Acquiring Company, as defined in subpart 3.4 of the FAR) which is or was improperly contingent upon the award of any Government Contract.

6.27 Transactions With Affiliates. Except as set forth in Section 6.27 of the Disclosure Schedule, with the exception of: (a) payment of compensation for employment, and advances made, to employees in the Ordinary Course of Business; (b) participation in the Benefit Plans by current or former employees or Lematta family members; and (c) transactions between or among the Acquired Companies: (i) no Acquired Company is a party to any Contract with, or has any liability to, any Affiliate and (ii) since January 1, 2017, no Acquired Company has purchased, acquired or leased any property, goods or services from, or sold, transferred or leased any property, goods or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, any officer, director, shareholder or Affiliate of any Acquired Company. Except as set forth in Section 6.27 of the Disclosure Schedule, no officer, director, shareholder or Affiliate of any Acquired Company is indebted to that Acquired Company for money borrowed or other loans or advances, and no Acquired Company is indebted to any such Person for money borrowed or other loans or advances (except for normal advances to employees in the Ordinary Course of Business and Intercompany Indebtedness).

6.28 Powers of Attorney. Except for powers of attorney granted to attorneys, accountants or others in connection with matters relating to Taxes or Benefit Plans and except as set forth in Section 6.28 of the Disclosure Schedule, no Acquired Company has granted any power of attorney to any Person for any purpose whatsoever, which power of attorney is currently in force.

6.29 Brokers. Except for Greenhill & Co. LLC (all unpaid fees, costs and expenses of which are included in the Company Transaction Expenses), which has been retained by the Company, no Acquired Company has retained, utilized or been represented by any broker or finder in connection with the Transactions and no Acquired Company has any liability or obligation to any Person for any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the Transactions.

6.30 Significant Customers. Section 6.30 of the Disclosure Schedule sets forth the ten largest customers of the Acquired Companies (measured by revenues during the period from January 1, 2018 to June 30, 2018) excluding customers of Helifor Canada Corp. (the “Significant Customers”). Since December 31, 2017, none of the Significant Customers has terminated its relationship with any Acquired Company or materially reduced or changed the

STOCK PURCHASE AGREEMENT

pricing or other material terms of its business with the Acquired Companies and, to the Company’s Knowledge, no such customer has notified any Acquired Company that it intends to terminate or materially reduce or change the pricing or other material terms of its business with any Acquired Company.

6.31 Spare Parts Sale Agreement. Upon payment of the final payment pursuant to Section 9.1(t), the Company will not owe GE any purchase price or other consideration for engines spare parts inventory purchased under the Spare Parts Sale Agreement, except for amounts to be paid on invoices presented after delivery of inventory in the ordinary course of business. The Company is not leasing or financing any helicopters, engines, rotors, blades or other aviation equipment from GE or any of its Affiliates. GE does not currently owe any funds to the Company.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder, severally as to itself only and not jointly as to or with any other Shareholder, represents and warrants to Purchaser as of the Execution Date and as of the Closing Date as follows:

7.1 Organization and Standing. If such Shareholder is not a natural person, the Shareholder is a trust that has been duly formed and is validly existing under the Laws of the state of its formation.

7.2 Authority; Authorization; Capacity. The Shareholder has the requisite trust or individual, as the case may be, power and authority to execute and deliver this Agreement and the Shareholder Transaction Documents, to perform its obligations under this Agreement and under each Shareholder Transaction Document, and to consummate the Transactions. With respect to each Shareholder that is a trust, the due authorization, execution, delivery, and performance by the Shareholder of this Agreement and each other Shareholder Transaction Document and the consummation by the Shareholder of the Transactions have been duly and validly authorized by all necessary trust action on the part of the Shareholder.

7.3 Enforceability. This Agreement and each Shareholder Transaction Document is, or upon its execution and delivery by all parties hereto and thereto will be, a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with the terms hereof and thereof, except as enforceability may be limited by the General Enforceability Exceptions.

7.4 Ownership of Shares. The Shareholder holds of record, owns beneficially and has good title to the Shareholder’s Shares as set forth opposite the Shareholder’s name on Schedule 1, free and clear of Liens (other than restrictions under the Securities Act and applicable state securities Laws), and the Shares set forth opposite the Shareholder’s name on Schedule 1 constitute all of the Shares owned beneficially or held of record by the Shareholder. Except for agreements that will terminate at or before Closing, there are no contracts, commitments, agreements, understandings or arrangements of any kind relating to the Shareholder’s Shares (including any voting agreements, voting trusts, proxies or other similar

STOCK PURCHASE AGREEMENT

agreements or understandings, or any agreements to purchase, redeem, otherwise acquire the Shareholder’s Shares, or securities or obligations of any kind convertible into the Shareholder’s Shares). The Shareholder is not a party to, does not own, or have rights to, any other securities (including outstanding subscriptions, warrants, options calls, subscriptions, phantom equity rights (except as set forth in the Phantom Unit Schedule), purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating any Acquired Company to issue, transfer, sell to the Shareholder any shares of capital stock or other securities or equity interests of the Company or obligations of any kind convertible or exchangeable into or exercisable for any shares of capital stock or any other security of any Acquired Company) of the Company other than the Shares. Upon delivery to Purchaser of the instruments of transfer by the Shareholder at the Closing pursuant to Section 4.2, legal and valid title to the Shareholder’s Shares will pass to Purchaser, free and clear of any Lien or restriction on transfer (other than any restrictions under the Securities Act and applicable state securities Laws).

7.5 Noncontravention. Except for compliance with any applicable requirements of the HSR Act, neither the execution, delivery or performance by the Shareholder of this Agreement or any Shareholder Transaction Document, nor the consummation by the Shareholder of the Transactions, nor compliance by the Shareholder with any of the provisions hereof or thereof will: (a) with respect to any Shareholder that is a trust, violate, or result in the violation of, its Organizational Documents; (b) violate any Law, writ or injunction of any Government Authority, in each case applicable to the Shareholder or the Shareholder’s assets or properties; or (c) with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default or require any consent under, or result in the creation of any Lien upon any property or assets of the Shareholder pursuant to, any instrument or agreement to which the Shareholder is a party or by which the Shareholder or the Shareholder’s properties are bound, except (in the case of clauses (b) and (c)) where the violation, breach or default would not reasonably be expected to have a material adverse effect on the Shareholder’s ability to consummate timely the Transactions.

7.6 Government Approvals. No filing with, and no permit, authorization, consent or approval of, any Government Authority is necessary for the Shareholder to consummate the Transactions, except for: (a) any consent, approval, order, authorization, registration, declaration or filing that is required under applicable federal and state securities Laws; (b) compliance with any applicable requirements of the HSR Act; and (c) the authorizations, consents and/or approvals set forth in Schedule 8.4(b).

7.7 Legal Proceedings. There are no Actions pending, or to the actual knowledge of such Shareholder (without any constructive or imputed knowledge or any duty of inquiry), threatened against or affecting such Shareholder that (a) question the validity of this Agreement or any action taken or to be taken by such Shareholder in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement, (b) with respect to such Shareholder’s ownership of Shares, between or among any Shareholders or any of their respective Affiliates, or between any Acquired Company and any Shareholder or any of their respective Affiliates, or (c) if adversely decided, would reasonably be expected to, individually or in the aggregate, impede, materially delay or prevent the Closing.

STOCK PURCHASE AGREEMENT

7.8 Brokers. No Shareholder has retained, utilized or been represented by any broker, finder or similar agent in connection with the Transactions and no Shareholder has any liability or obligation to any Person for any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the Transactions.

7.9 Investment Representation. Each Family Shareholder is an “accredited investor” as defined in Regulation D promulgated by the SEC under the 1933 Act. Each Family Shareholder acknowledges that it is informed as to the risks of the ownership of Parent Common Stock issued as Stock Consideration as contemplated hereby and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such ownership, and is able to bear the economic risk of such ownership for an indefinite period of time. Each Family Shareholder has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of Parent concerning the issuance of the shares of Parent Common Stock.

7.10 Restricted Securities. Each Family Shareholder understands that neither the issuance of the shares of Parent Common Stock constituting the Stock Consideration nor the transfer of such shares to the Family Shareholders has been registered under the 1933 Act, by reason of a specific exemption from the registration provisions of the 1933 Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Family Shareholder’s representations as expressed herein. Each Family Shareholder understands that the shares of Parent Common Stock are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Family Shareholder must hold the Parent Common Stock indefinitely unless and until they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Family Shareholder acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including the time and manner of sale, the holding period for the Parent Common Stock, and on requirements relating to Parent which are outside of such Family Shareholder’s control, which Parent is under no obligation, and may not be able, to satisfy.

7.11 Resale of Shares.

(a) Each Family Shareholder understands and agrees that it may not sell or otherwise transfer any shares of Parent Common Stock constituting the Stock Consideration, except pursuant to an effective registration under the 1933 Act, or in a transaction which qualifies as an exempt transaction under the 1933 Act and the rules and regulations promulgated thereunder and in accordance with the restrictions set forth in this Agreement and the Stockholders Agreement.

(b) Each Family Shareholder acknowledges that each certificate or instrument evidencing the shares of Parent Common Stock constituting the Stock Consideration shall initially bear substantially the following restrictive legend, either as an endorsement, on the face thereof or a comparable notation or other arrangement with respect to any uncertificated shares:

STOCK PURCHASE AGREEMENT

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE AND FOREIGN SECURITIES LAWS OR PURSUANT TO A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 9, 2018, BY AND AMONG BRISTO GROUP INC. AND CERTAIN OTHER PARTIES THERETO (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF BRISTOW GROUP INC.) AND THE STOCKHOLDERS AGREEMENT BY AND AMONG BRISTOW GROUP INC. AND CERTAIN OTHER PARTIES THERETO, DATED AS OF NOVEMBER 9, 2018 (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF BRISTOW GROUP INC.).”

7.12 No Other Representations and Warranties. Each Shareholder, on behalf of itself and its Affiliates, acknowledges and agrees that except for the representations and warranties contained in Article 5, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and the Shareholder and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Shareholder and its Affiliates or any of their representatives by or on behalf of Purchaser. Each Shareholder acknowledges and agrees, on behalf of themselves and their Affiliates, that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and each Shareholder and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to such Shareholder or their Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates, whether or not included in any management presentation.

ARTICLE 8

PRE-CLOSING COVENANTS

8.1 Access to Information.

(a) Subject to the limitations on the exchange of competitively sensitive information pursuant to applicable Laws and to the Company’s right to withhold documents and other information that is subject to an attorney-client or similar privilege (provided that the Company shall use reasonable best efforts to provide such information in a manner that allows

STOCK PURCHASE AGREEMENT

the Company to comply with such limitations or preserve the attorney-client or similar privilege, as applicable), from the Execution Date until the earlier of Closing or the termination of this Agreement in accordance with its terms, the Company will give to Purchaser and its counsel, financial advisors, accountants, potential Debt Financing Sources and Investors and other consultants and authorized representatives reasonable access during normal business hours to the Company’s books and records, Tax Returns, contracts, commitments, officers, management employees, facilities, personnel and accountants, and will furnish and make available to Purchaser and its counsel, financial advisors, accountants, potential Debt Financing Sources and Investors and other consultants and authorized representatives copies of all documents and additional financial and operating data and other information pertaining to the affairs of the Acquired Companies that such Persons reasonably request; provided, that (i) the due diligence activities of such Persons will be conducted in compliance with the Company’s rules and procedures for safety and security so as not to unreasonably interfere with the operation of the business of the Acquired Companies, and (ii) nothing in this Section 8.1 entitles such Persons to access or review the Attorney Records.

(b) Purchaser and its Agents will use commercially reasonable efforts to cooperate with the Acquired Companies regarding any outreach or contacts by the Acquired Companies to any suppliers to, or employees or customers of, the Acquired Companies in connection with or pertaining to any subject matter of this Agreement; provided, however, that nothing in this sentence will restrict Purchaser or its Agents from (i) contacting or communicating with any such Persons in the ordinary course of its business consistent with past practice concerning matters other than those related to the Transactions or (ii) responding to inquiries or communications received by Purchaser made by any such Persons.

8.2 Company Pre-Closing Activities. Except as otherwise required by this Agreement, or as set forth on Schedule 8.2, until the earlier of Closing or the termination of this Agreement in accordance with its terms, the Company will (i) operate the business of the Acquired Companies in the Ordinary Course of Business and (ii) use commercially reasonable efforts to preserve intact its existing assets (including by performing ordinary course maintenance and repair on such assets), business organizations and operations, keep available the services of its current officers and employees (provided that, consistent with Section 8.2(g), the Company may terminate any employee for cause and may terminate any employee whose annual compensation is $150,000 or less for any reason) and preserve its present rights, permits, goodwill and relationships with customers, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as otherwise required by this Agreement, or as set forth on Schedule 8.2, until the earlier of Closing or the termination of this Agreement in accordance with its terms, the Company will not, and will cause each Company Subsidiary not to:

(a) authorize for issuance, issue, sell, deliver or grant, or agree or commit to issue, sell, deliver or grant any equity securities, or any subscriptions, warrants, options or other agreements or rights of any kind to purchase or otherwise receive or be issued any equity securities, or any securities or obligations of any kind convertible into, or exercisable or exchangeable for, any equity securities of any Acquired Company;

STOCK PURCHASE AGREEMENT

(b) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, interests, stock or property) in respect of any of its shares (including the Shares), limited liability company interests, capital stock or other equity or voting securities or interests other than (i) cash dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company and (ii) cash dividends or distributions paid in full by the Company to the Shareholders prior to Closing.

(c) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business;

(d) knowingly take any action that would reasonably be expected to cause any Acquired Company to violate any Law;

(e) effect any recapitalization, reclassification, stock split or other change in the capitalization of any Acquired Company or redeem or otherwise acquire any securities of any Acquired Company;

(f) amend any Acquired Company’s Organizational Documents;

(g) (i) grant any increase in the compensation or employee benefits of any employee, director or consultant of any Acquired Company, except in as required by Scheduled Contracts described in Section 6.25(f) existing on the Execution Date; (ii) grant or pay, or commit to grant or pay, any bonus, benefit or other direct or indirect compensation to any employee, director or consultant of any Acquired Company, except (A) payments made in the Ordinary Course of Business and after consultation with Parent pursuant to any annual incentive compensation plans, descriptions of which have been provided to Purchaser in Folder 8 of the Data Room, which payments are based on actual performance and allocations that, in each case, are determined in the Ordinary Course of Business, or (B) as required by Scheduled Contracts described in Section 6.25(f) existing on the Execution Date; (iii) enter into, adopt, amend, or terminate any collective bargaining agreement or Benefit Plan except (A) as required by applicable Law or (B) in the Ordinary Course of Business to replace expiring Benefit Plans that are health or welfare plans; (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any director, officer, employee or consultant of any Acquired Company; (v) terminate the employment or service of any employee or consultant of any Acquired Company whose annual compensation exceeds $150,000, other than for cause; or (vi) hire any employee or consultant whose annual compensation exceeds $150,000;

(h) subject any of the properties or assets (whether tangible or intangible) of any Acquired Company to any Lien other than Permitted Liens, except in the Ordinary Course of Business;

(i) sell, assign, transfer, convey, lease or otherwise dispose of any property or asset of any Acquired Company with a value exceeding $300,000 individually or $1,000,000 in the aggregate;

STOCK PURCHASE AGREEMENT

(j) acquire any material properties or assets, except (i) in the Ordinary Course of Business, (ii) required pursuant to a Contract that is disclosed in Section 6.25(i) of the Disclosure Schedule, or (iii) for purchases that are accounted for in the Capital Expenditure Budget;

(k) enter into any Contract or transaction with, or otherwise incur any Liability to, any Shareholder, officer, director or any Affiliate (other than any other Acquired Company) except for any such Contract, transaction or Liability that will be terminated prior to the Closing and with respect to which such Acquired Company will have no Liability after the Closing;

(l) enter into any Contract or commitment that restrains, restricts, limits or impedes the ability of any Acquired Company to compete with any Person or conduct any business or line of business in any geographic area;

(m) merge or consolidate any Acquired Company into or with any other Person or acquire (by merger, consolidation, acquisition of securities or assets or otherwise) any corporation, partnership or other business organization or division;

(n) incur any Indebtedness (other than borrowing against an Acquired Company’s existing revolving line of credit to make payments in the Ordinary Course of Business so long as such amounts will be fully repaid on or prior to Closing), or assume, grant or guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person (other than an Acquired Company to the extent not prohibited by clause (s)), or make any loans or advances (other than to any Acquired Company), except for (1) individual amounts less than $50,000 or in the aggregate less than $250,000 and (2) obligations that will be fully satisfied on or prior to Closing;

(o) (i) make or commit to make any capital expenditures in excess of $100,000 in the aggregate that are not in accordance with the Capital Expenditure Budget, other than as required for emergency maintenance or repairs or (ii) fail to continue with ordinary course capital expenditures in respect of maintenance and repair in the Ordinary Course of Business;

(p) enter into any settlement or release with respect to any Action, other than any such settlement providing solely for monetary damages in an amount not exceeding $100,000 in the aggregate;

(q) (i) enter into any Contract with a Specified Contract Party, (ii) terminate, modify or amend, release any party under, waive any right under, assign or otherwise change any rights or obligations under any Contract that is the subject of a Designated Consent, or (iii) other than in the Ordinary Course of Business, (A) enter into any Contract that would be a Scheduled Contract if entered into prior to the Execution Date or (B) terminate, materially modify or amend, release any party under, waive any material right under, assign or otherwise change any material rights under, any Scheduled Contract or Contract described in clause (A);

(r) permit any Acquired Company to make any changes in its accounting principles or practices, except as may be required by changes in GAAP after the Execution Date;

STOCK PURCHASE AGREEMENT

(s) make, change or revoke any material Tax election, change any material method of Tax accounting or Tax accounting period, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), file any amended material Tax Return, settle or compromise any material Audit, surrender any right to claim a material Tax refund, or engage in any intercompany transaction (whether an intercompany borrowing or otherwise) outside the Ordinary Course of Business that would or reasonably could be expected to result in any material Taxes for which the Company or any of its Subsidiaries would be liable for any taxable period (or portion thereof);

(t) make any payments or dividends with respect to, or otherwise distribute, any Insurance Proceeds received by the Acquired Companies other than payments in furtherance of ordinary-course repair of the underlying assets;

(u) permit any adverse change in any Acquired Companies’ authorization to perform any process, maintenance, repair or overhaul services (including depot-level maintenance) for the U.S. Army or any other division of the U.S. military (including any adverse change in Source Approval Requests or Product Verification Audits prior to Closing);

(v) (i) make any additional purchases, or enter into or issue any purchase orders, under the Spare Parts Sale Agreement, except for purchases for which payment will be made on invoices presented after delivery of inventory in the ordinary course of business, or (ii) lease or finance any helicopters, engines, rotors, blades or other aviation equipment from GE or any of its Affiliates; or

(w) agree or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 8.2 will prohibit any Acquired Company from taking any action or omitting to take any action approved in writing by Purchaser.

8.3 Parent Pre-Closing Activities. Except as otherwise required by this Agreement (including, for the avoidance of doubt, any actions taken in connection with the Financing), or as set forth on Schedule 8.3, until the earlier of Closing or the termination of this Agreement in accordance with its terms, Parent will not, and will cause its controlled Affiliates not to:

(a) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of Parent’s capital stock, other equity interests or voting securities;

(b) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(c) amend or authorize the amendment of its articles of incorporation or bylaws (or similar organizational documents) in a manner adverse in any material respect to the Shareholders relative to other holders of Parent Common Stock;

(d) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than with respect to direct or indirect wholly-owned Subsidiaries of Parent); or

STOCK PURCHASE AGREEMENT

(e) authorize any of, or agree to commit to do any of, the foregoing actions.

8.4 Efforts to Consummate. Each Party will use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within its control, and to do or cause to be done all lawful and reasonable things within its control, necessary to fulfill the conditions precedent to the obligations of the other Parties, subject to completion of the Marketing Period, and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Without limitation:

(a) The Company will use its commercially reasonable efforts to obtain those third party consents and other approvals or waivers required with respect to the Transactions, including consents as set forth on Schedule 8.4(a) (the “Required Consents”). Purchaser will coordinate and cooperate with the Company in exchanging all information and assistance that the Company reasonably requests in connection with obtaining the Required Consents; provided that, with respect to the Designated Consents, Purchaser shall have the right to direct the nature, timing and content of all communications with the relevant contractual counterparties in connection with obtaining the Designated Consents, and the Company shall coordinate and cooperate with Purchaser in exchanging all information and assistance that Purchaser reasonably requests in connection with obtaining the Designated Consents. Each Party will supply as promptly as practicable any additional information and documentary material that is requested by any applicable third party with respect to a Required Consent; and

(b) The Company will give the notices to, make the filings with, and use commercially reasonable efforts to obtain the authorizations, consents and approvals of Government Authorities as necessary or advisable (as agreed to by the Parties) to consummate the Transactions, including as set forth on Schedule 8.4(b).

“Commercially reasonable efforts” with respect to any Required Consents other than the Designated Consents will not require the payment of any cash or other consideration by any Acquired Company. The Company and the Shareholders will be responsible for the payment of any cash or other consideration that is required to be paid, performed or delivered in order to obtain each of the Designated Consents (and, in the event that any such payment or consideration is not paid or performed in full prior to the Closing, the value of the remaining portion of any such payment or consideration shall be included in the definition of “Company Transaction Expenses”); provided that the Company and the Shareholders, collectively, will not be required to pay cash or other consideration with a value in excess of the amount set forth on Schedule 8.4(b) in the aggregate with respect to obtaining all Designated Consents nor shall any such excess be included in the definition of “Company Transaction Expenses.” The negotiation of, and agreement on the terms of, any such payment or consideration shall be subject to the direction of Purchaser and to Purchaser’s consent.

8.5 Confidentiality. Unless and until the Transactions have been consummated, and subject to Section 8.7 and Section 10.2, the Confidentiality Agreement will remain in effect and will govern the Parties’ rights and obligations with respect to the matters set forth therein. From and after the Closing, Shareholders shall keep all competitively sensitive proprietary or confidential information that pertains to the Acquired Companies confidential.

STOCK PURCHASE AGREEMENT

8.6 HSR Act Filing.

(a) Each Party will:

(i) Promptly give all notices to and make all filings with Government Authorities required under the HSR Act and similar state or foreign Laws, including the Notification and Report Forms and related material each Party is required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act (collectively, “Required HSR Filings”); and

(ii) Use its reasonable best efforts to obtain all authorizations, consents and approvals required under the HSR Act and similar state or foreign Laws.

(b) Each Party will file the required Notification and Report Forms and related material no later than ten Business Days after the Execution Date. Purchaser will be responsible for paying all filing fees with regard to the Required HSR Filings. The Company will coordinate and cooperate with Purchaser in exchanging all information and assistance that Purchaser reasonably requests in connection with all of the foregoing. Each Party will (i) supply as promptly as practicable any additional information and documentary material that is requested by any applicable Government Authority pursuant to the HSR Act and (ii) use its best efforts to obtain early termination of the applicable waiting period under the HSR Act. Notwithstanding anything in this Agreement to the contrary, in no event will Purchaser be obligated to offer or agree to or accept any undertaking or condition, to enter into any consent decree, to make any divestiture or to accept any operation restriction, or to offer to take any other action, in each case, if such undertaking, condition, consent decree, divestiture, restriction or action would reasonably be expected to have a material adverse effect on Purchaser (after giving effect to the Transactions).

(c) Without limiting Section 8.6(a), but subject to Section 8.6(b), if any objections are asserted by any Government Authority or any third party with respect to the Transactions under any Law, then each Party will use its reasonable best efforts to resolve all objections to permit the consummation of the Transactions.

8.7 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent or Purchaser, as applicable, will:

(i) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain on a timely basis the Financing on the terms and conditions (or terms and conditions not materially less favorable to Parent or Purchaser, as applicable, unless agreed to by the Company) described in the Commitment Letters (including, as necessary, the “flex” provisions set forth in any fee letter related to the Debt Commitment Letter); and

(ii) not agree to or permit, without the Company’s prior written consent (not to be unreasonably withheld) any amendment or modification to be made to, or any waiver of any provision or remedy under, either Commitment Letter if that amendment, modification or

STOCK PURCHASE AGREEMENT

waiver would (A) reduce the aggregate cash proceeds available from the Financing below the amount necessary to fund (together with cash and cash equivalents or other sources of immediately available funds available to Purchaser on the Closing Date) the Transaction Payments, or (B) impose new or additional conditions, or otherwise amend, modify or expand any existing conditions, to the receipt of the Financing, in the case of either clause (A) or (B) above, in a manner that would reasonably be expected to (1) prevent or materially delay the Closing, (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur, or (3) adversely impact Parent’s or Purchaser’s, as applicable, ability to enforce its rights under the Financing Agreements (as defined below) or Purchaser’s ability to consummate the Transactions.

(b) Parent or Purchaser, as applicable, will use its commercially reasonable efforts to:

(i) negotiate and enter into definitive agreements with respect to each Commitment Letter on terms and conditions contained in the Commitment Letter or on other terms and conditions not materially less favorable, taken as a whole, to Parent or Purchaser, as applicable, or the Company on a timely basis (the definitive agreements, together with the Commitment Letters, the “Financing Agreements”);

(ii) maintain the Financing Agreements, including the Commitment Letters, in effect;

(iii) promptly upon executing the Financing Agreements provide complete executed copies to the Company;

(iv) satisfy (or obtain a waiver of) on a timely basis all conditions in the Financing Agreements applicable to Parent or Purchaser, as applicable, obtaining the Financing;

(v) consummate the Financing at or before the Closing; and

(vi) fully enforce the counterparties’ obligations and its rights under the Financing Agreements, including by suit or other proceeding if deemed appropriate by Parent or Purchaser, as applicable, to cause the Debt Financing Sources or Investors, as applicable, under the Financing to fund in accordance with their respective commitments if all conditions to funding the Financing in the applicable Financing Agreements have been satisfied or waived.

(c) Parent and Purchaser, as applicable, will keep the Company reasonably informed on a timely basis of the status of Parent’s and Purchaser’s, as applicable, efforts to arrange the Financing and to satisfy its conditions, including, at the Company’s request, (i) advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the Financing Agreements; and (ii) providing copies of the current drafts of all Financing Agreements to the Company.

(d) If any portion of the amount of the Financing becomes, or would reasonably be expected to become, unavailable on the material terms and conditions contemplated by the applicable Commitment Letter (other than as a direct result of the breach by the Company or the Shareholders of any representation, warranty or covenant contained herein

STOCK PURCHASE AGREEMENT

or as a direct result of the failure of a condition contained herein to be satisfied by the Company or the Shareholders), then Parent or Purchaser, as applicable, will (i) promptly notify the Company; and (ii) use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions (including cash and cash equivalents or other sources of immediately available funds available to Purchaser) and with terms and conditions not materially less favorable, taken as a whole, to Parent or Purchaser, as applicable, or the Company than the terms and conditions set forth in the applicable Financing Agreements (“Alternative Financing”) as promptly as practicable. In that event, (A) the term “Financing” as used in this Agreement will be deemed to include the Alternative Financing, (B) the term “Commitment Letters” will be deemed to include any commitment letters with respect to the Alternative Financing and (C) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(e) The Company will, and will cause the other Acquired Companies to, and will use its commercially reasonable efforts to cause its Agents to, in each case at Purchaser’s sole cost and expense, provide Parent and Purchaser, as applicable, all cooperation reasonably requested by Parent or Purchaser that is customary and necessary in connection with arranging and obtaining the Financing and causing the conditions in the Financing Agreements to be satisfied. In performing its foregoing obligations under this Section 8.7(e), the Company will and will cause the other Acquired Companies to and will use its commercially reasonable efforts to cause its Agents to, as applicable, in each case at Purchaser’s sole cost and expense, (i) provide reasonably required information relating to the Company and the other Acquired Companies to the Debt Financing Sources or Investors, as applicable, (ii) participate in meetings, drafting sessions, due diligence sessions, presentations, road shows, sessions with prospective lenders, investors and rating agencies, in each case, in connection with the Financing, (iii) assist in the preparation of (A) any offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with any portion of the Financing, together with customary authorization letters authorizing the distribution of information to prospective lenders or investors (which customary authorization letters shall be required notwithstanding the commercially reasonable efforts standard required of the Company above), and (B) materials for rating agency presentations, (iv) reasonably cooperate with the marketing efforts for any portion of the Financing, (v) execute and deliver (or use commercially reasonable best efforts to obtain from its advisors) customary certificates, accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), customary surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably necessary in connection with the Financing, (vi) assist in obtaining such consents, waivers, estoppels, approvals, authorizations and instruments that may be reasonably requested in connection with the Financing and any collateral arrangements therefor, including customary payoff letters, lien releases, instruments of termination or discharge, appraisals, surveys, landlord consents, waivers and access agreements, (vii) furnishing Parent and the Debt Financing Sources or Investors, as applicable, promptly, and in any event no later than three Business Days prior to the Closing Date, with all documentation and other information which any Debt Financing Source or Investor, as applicable, has reasonably determined is required by U.S. regulatory authorities in connection with any portion of the Financing under applicable “know your customer” and anti-money laundering rules and

STOCK PURCHASE AGREEMENT

regulations, including the PATRIOT Act and the Beneficial Ownership Regulation (which cooperation shall be required notwithstanding the commercially reasonable efforts standard required of the Company above), (viii) enter into one or more secured or unsecured credit or other agreements, or related guarantees and other ancillary agreements on terms satisfactory to Purchaser and that are reasonably necessary in connection with the Financing immediately prior to the Closing Date provided the same are not effective unless and until the Closing occurs, (ix) as promptly as practicable, furnish the sources for the Financing with all financial and other information regarding the Company and the other Acquired Companies as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as an offering pursuant to Rule 144A of the Securities Act in each case by the Company, including all financial statements described in paragraph 4 of Exhibit C to the Debt Commitment Letter and all financial statements and financial data of the type and form required in a registered offering of non-convertible debt securities by Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended (except that the Company will not be required to provide segment reporting or consolidating and other financial statements or data required by Rules 3-03(e), 3-09, 3-10 or 3-16 of Regulation S-X (provided that data customarily included in an offering memorandum for a Rule 144A offering of Rule 144A offering involving high-yield debt securities as to the total assets, revenue, EBITDA and adjusted EBITDA or comparable metrics (including on a pro forma basis giving effect to the Transactions) of guarantor and non-guarantor subsidiaries shall be provided), CD&A and other information required by Item 402(b) of Regulation S-K and information regarding executive compensation and related pension disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or other information or financial data customarily excluded from an offering memorandum for a “Rule 144A Offering”), (x) take all actions reasonably necessary in connection with the termination at the Closing of all commitments in respect of the Existing Debt (as defined in the Debt Commitment Letter), and any other Indebtedness, in each case to the extent contemplated by or required in connection with the Financing (collectively, the “Existing Debt”), the repayment in full on the Closing Date of all obligations in respect of the Existing Debt, and the release of related Liens securing such Existing Debt and guarantees in connection therewith, (xi) causing the Company’s independent auditors to cooperate in connection with the Debt Financing (including providing accountant’s comfort letters and consents from the Company’s independent auditors to the extent required by the Debt Commitment Letter or the Financing Agreements) and (xii) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Company concurrently with the Closing. Notwithstanding the foregoing, nothing in this Agreement will require any Acquired Company or any Shareholder to (A) prior to the Closing Date, pay any commitment, consent or similar fee or incur any liability in connection with the Financing or any Alternative Financing that is not advanced by Purchaser unless simultaneously reimbursed or reasonably satisfactorily indemnified by Purchaser, (B) take any action or do anything that would contravene applicable Law or any Scheduled Contract, or (C) disclose any information that in the reasonable judgment of the Acquired Companies would result in the disclosure of trade secrets or similar confidential or proprietary information without an executed confidentiality agreement in customary form binding on the recipient of the information. Purchaser shall promptly upon request by the Company and from time to time pay to or reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by any Acquired Company or their

STOCK PURCHASE AGREEMENT

Agents in connection with providing the assistance contemplated by this Section 8.7. Nothing contained in this Section 8.7 or otherwise will obligate any Acquired Company to be an issuer or other obligor with respect to the Financing before Closing.

(f) Purchaser acknowledges that obtaining the Financing, or any Alternative Financing, is not a condition to Closing and confirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Section 9.1.

(g) Notwithstanding anything to the contrary herein, if Parent’s or Purchaser’s inability to consummate the Financing is attributable to the Company’s failure to comply with its obligations under Sections 6.10, 8.1(a), or 8.7(e), then, for all purposes under this Agreement, Parent or Purchaser shall not be deemed in breach of the covenants in this Section 8.7, the representations in Section 5.7 or the covenant in Section 9.2(b) with respect to payments described in Article 3.

8.8 NYSE Listing. Purchaser shall use commercially reasonable efforts to cause the shares of Parent Common Stock constituting the Stock Consideration to be listed on the NYSE.

8.9 Further Environmental Provisions.

(a) The Shareholders shall cause the Acquired Companies to complete the scope of work contemplated in the Phase II Environmental Plan prior to Closing to enable the Shareholders and the Purchaser to establish the scope of the required Remedial Action, if any. If any post-Closing Remedial Action will or is likely to be necessary, the Parties will discuss and use their commercially reasonably efforts to agree upon a mechanism to ensure to Purchaser’s reasonable satisfaction that the funds necessary to complete or pay for the Excluded Environmental Liabilities pursuant to Section 8.9 or Section 11.2 (the “Necessary Environmental Funds”) will be available from the Shareholders after Closing.

(b) With respect to any Remedial Action falling within the definition of Excluded Environmental Liabilities, after the Closing:

(i) The Shareholders shall have the right, but not the obligation, to conduct and control the Remedial Action; provided, however, that, if the Shareholders opt to conduct such Remedial Action, the Shareholders shall do so without unreasonably interfering with the Purchaser’s operations at any of the Acquired Companies’ Real Property or Improvements and provided further, that the Shareholders shall not agree to any Orders that affect the Real Property or Improvements without Purchaser’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) and the Shareholders shall provide Purchaser with copies of all notices received in connection with such Remedial Action and the right to participate in any interactions with, or submissions to, any Government Authorities;

(ii) To the extent that the Shareholders elect to conduct and control the Remedial Action in accordance with subsection (b)(i) above, the Purchaser shall, and shall cause the Acquired Companies and their respective representatives to, cooperate with the Shareholders, including by providing reasonable access to the subject site, including access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater; and

STOCK PURCHASE AGREEMENT

(iii) The Shareholders shall only be liable for (or obligated to complete to the extent that the Shareholders elect to conduct and control the Remedial Action) Remedial Action that is conducted in the most cost-effective manner, which shall incorporate (A) the least stringent clean-up standards that, based upon the use classification (industrial, commercial or residential) of a subject site, are allowed under applicable Environmental, Health and Safety Law; and (B) the least-costly methods that do not unreasonably interfere with the Purchaser’s or any of the Acquired Companies’ operations at any of its Real Property or Improvements, as are allowed under applicable Environmental, Health and Safety Law, and are approved by or otherwise acceptable to applicable Government Authorities to achieve such standards, including the use of engineering and institutional controls to eliminate or minimize exposure pathways. The Purchaser shall, and shall cause each of its Affiliates to, be responsible for any operation and maintenance with respect to any such institutional or engineering controls subsequent to completion of their initial installation, and such post-installation costs shall not be subject to indemnification; provided, however, that the Shareholders shall remain responsible for the operation and maintenance of any such control that entails removing and treating groundwater contaminated with Materials of Environmental Concern until such removal and treatment is no longer required. For the avoidance of doubt and notwithstanding anything contained herein to the contrary, all Remedial Action (regardless of which Party performs the work) shall be completed in accordance with Prudent Industry Practices.

8.10 FOCI Mitigation. The Parties agree to use their commercially reasonable efforts to mitigate any foreign ownership control or influence (“FOCI”) as provided in the NISPOM. Notwithstanding anything in this Agreement to the contrary, in no event will Purchaser or Parent be obligated to accept any U.S. Department of Defense Defense Security Service (“DSS”) requirement for a Special Security Agreement, Proxy Agreement or Voting Trust Agreement (in each case, as such terms are used in the NISPOM paragraph 2-303). In making any disclosures or conducting any meetings or exchanges with DSS regarding these efforts, each Party agrees to: (a) furnish to the other Party, upon reasonable request, all information concerning itself, its subsidiaries, directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application under the NISPOM in connection with the Transactions; (b) promptly notify the other Party of any written communication received from DSS relating to the Transactions, and permit the other Party to review in advance any proposed written communication to DSS; (c) not agree to participate in any substantive meeting or discussion with DSS in respect of any filings or inquiry concerning this Agreement unless it consults with the other Party in advance and, to the extent permitted by DSS, gives the other Party the opportunity to attend and/or participate; and (d) promptly furnish the other Party with copies of all correspondence, filings and written communications between such Party and DSS with respect to this Agreement. Each Party shall respond as promptly as practicable under the circumstances to any inquiries received from DSS in connection with this Agreement. Without limiting the foregoing obligations of the Parties, in connection with any of the Shareholders’ or Company’s discussions with DSS with respect to appropriate FOCI mitigation measures to be implemented by the Company, the Company shall, to the extent permitted by applicable Law, advise the Purchaser on a timely basis of the status of its discussions, consult with Purchaser with respect to any specific proposal to be made to or request received from DSS relating to potential FOCI mitigation measures and, prior to agreeing with DSS regarding any FOCI mitigation, obtain the prior written consent of Purchaser.

STOCK PURCHASE AGREEMENT

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Purchaser. Purchaser’s obligations to consummate the Transactions are subject to the satisfaction or waiver by Purchaser of each of the following conditions at or before Closing:

(a) The representations of the Company and the Shareholders, as applicable, set forth in Sections 6.1, 6.2, 6.5, 6.9, 6.29, 7.1, 7.2, 7.3, 7.4, 7.8, 7.9, 7.10, and 7.11 (collectively, the “Fundamental Representations”) and the representations of the Company set forth in Sections 6.12(b), 6.12(c), 6.19(c), 6.25(v) and 6.31 are each true and correct in all respects, in each case as of the Execution Date and as of the Closing Date with the same force and effect as though made on the Closing Date, except to the extent that any such representation or warranty is limited by its terms to a specific date (in which case the representation and warranty must be true and correct on the date so specified). The other representations and warranties of the Company set forth in Article 6 and the representations and warranties of each Shareholder set forth in Article 7 that are qualified by any reference to Material Adverse Effect or Material Adverse Change are each true and correct, in each case as of the Execution Date and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date (in which case the representation and warranty must be true and correct on the date so specified). All other representations and warranties of the Company set forth in Article 6 and of the Shareholders set forth in Article 7 must be true and correct, in each case as of the Execution Date and as of the Closing Date as though made on the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date (in which case the representation and warranty need only be true and correct on the date so specified), except for any breach of or inaccuracy in any of those representations and warranties that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect (in each case, disregarding all references to “material,” “in all material respects” and similar qualifications as to materiality set forth therein).

(b) The Company and the Shareholders have performed and complied in all material respects with all of the other agreements, covenants and obligations required under this Agreement to be performed or complied with by the Company and/or the Shareholders at or before Closing.

(c) (i) The Company has delivered to Purchaser a certificate, executed by the Company’s Chief Executive Officer in his capacity as such, certifying that the conditions which apply to the Company and are specified in Section 9.1(a) and Section 9.1(b) have been fulfilled; and (ii) each Shareholder has delivered to Purchaser a certificate, executed by such Shareholder, certifying that the conditions which apply to such Shareholder and are specified in Section 9.1(a) and Section 9.1(b) have been fulfilled. The form of each certificate to be delivered pursuant to this Section 9.1(c) is attached as Exhibit A.

STOCK PURCHASE AGREEMENT

(d) The Company has delivered to Purchaser, with respect to each Acquired Company, copies of (i) certificates of existence from the Secretary of State (or its equivalent) of the state in which it is incorporated or organized, in each case dated not earlier than five days before the Closing Date and (ii) certificates of foreign qualification from each state in which it is qualified to do business, in each case dated not earlier than 30 days before Closing.

(e) The Company has delivered to Purchaser a copy of the resolutions duly adopted by the board of directors of the Company authorizing the execution, delivery and performance by the Company of each Company Transaction Document and the consummation of the Transactions, as in effect as of the Closing, certified on behalf of the Company by an officer of the Company.

(f) All applicable waiting periods (and any extensions thereof) under the HSR Act have expired or otherwise been terminated.

(g) Purchaser has received the certificates contemplated by Section 4.2(g).

(h) There is (i) in force no injunction, restraining order, judgment, order, decree or other ruling of any nature issued by any Government Authority of competent jurisdiction restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the Transactions, or that has the effect of restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the Transactions and (ii) no pending Action by any Government Authority seeking to prohibit or prevent or materially delay the consummation of the Transactions.

(i) The relevant Parties to each of the Transaction Documents (other than Purchaser or any of its Affiliates) have entered into the Transaction Documents.

(j) Each Shareholder has delivered, or caused to be delivered, to Purchaser a certificate in the form set forth in U.S. Treasury Regulations Section 1.1445-2(b)(2)(iv)(A) or (B), as the case may be.

(k) Each of the (i) Amended and Restated Shareholders Agreement, dated as of March 1, 2013, as amended, by and among the Company and the Shareholders, (ii) Stock Purchase Agreement, dated as of September 26, 1979, as amended, by and among the Company and Michael A. Fahey and Penny L. Fahey, as trustees of The Fahey Family 2016 Trust U/A/D March 3, 2016, and (iii) Stock Purchase Agreement, dated as of September 26, 1979, as amended, by and among the Company and Jon A. Lazzaretti (collectively, the “Terminated Contracts”), has been terminated with no further force or effect and all rights and obligations of each of the parties thereto have been fully released and waived.

(l) All conditions to the issuance of the R&W Insurance Policy will have been satisfied and the “binder” with respect to the R&W Insurance Policy will remain in full force and effect as of the Closing Date and will not have been amended, modified or terminated.

(m) Substantially concurrently with Closing, Purchaser shall have received a minimum of $10,000,000 investment in shares of Parent Common Stock pursuant to the Subscription Agreements or subscription agreements received from Shareholders on

STOCK PURCHASE AGREEMENT

substantially the same terms and conditions as the Subscription Agreements (other than any restricted stock units), provided that not less than $8,000,000 shall be invested pursuant to the Subscription Agreements.

(n) Steven E. Bandy shall continue to be employed as the President and Chief Executive Officer of the Company as of the Closing, and Purchaser shall have received an investment in shares of Parent Common Stock as set forth in the Subscription Agreement entered into between Steven E. Bandy and Parent substantially concurrently with the Closing.

(o) The Phase II Environmental Plan shall have been completed and the Parties shall have agreed upon (i) the extent of any post-Closing Remedial Action necessary to comply with applicable Environmental, Health and Safety Law, and (ii) the amount of, and the mechanism for ensuring Purchaser’s post-Closing access to, the Necessary Environmental Funds.

(p) Each of the Designated Consents shall have been obtained.

(q) The shares of Parent Common Stock constituting the Stock Consideration shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(r) Neither Party shall have received notification from the FAA Flight Standards District Office (which, if in written form, shall be shared with the other Party) indicating that the FAA is not prepared to, or is otherwise unwilling to (i) either issue (A) an amendment to the Company’s existing Part 145 repair station certificate or (B) a new Part 145 repair station certificate to the Company; in each case, promptly following Closing or (ii) allow the Company to continue its operations after Closing under its existing Part 145 repair station certificate pending issuance of such amendment or new certificate.

(s) The Parties shall have made the necessary notifications to the DSS and shall have either (i) received written confirmation of the continuation of the Company’s Facility Clearance (“FCL”) from DSS, or (ii) received verbal confirmation/informal assurances from DSS; in each case, in form and substance reasonably acceptable to the Parties, that the Transactions may proceed without any expected suspension or cancellation of the FCL. To the extent that DSS requires in writing any FOCI mitigation measures beyond a board resolution materially similar to the standard board resolution found at http://www.dss.mil/documents/foci/2009_sample_foci_br.doc (as of the Execution Date), this condition shall not be considered to have been satisfied.

(t) The Company shall have made the final payment to General Electric Company (“GE”) of the full purchase price for the engines spare parts inventory pursuant to the Spare Parts Sale Agreement (approximately $2,300,000) (which pursuant to the terms of the Spare Parts Sale Agreement is subject to adjustment and is required to be paid by December 15, 2018), and the Company shall have provided evidence thereof to Purchaser.

9.2 Conditions to Obligations of the Shareholders and the Company. The obligations of the Company and the Shareholders to consummate the Transactions are subject to the satisfaction or waiver by the Shareholder Representative and the Company of each of the following conditions at or before Closing:

STOCK PURCHASE AGREEMENT

(a) The representations and warranties of Purchaser set forth in Sections 5.9 and 5.13 are each true and correct in all material respects, in each case as of the Execution Date and as of the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date (in which case the representation and warranty need only be true and correct in all material respects on the date so specified). The representations and warranties of Purchaser set forth in Sections 5.1, 5.2, 5.3(a) and 5.10 are true and correct in all respects as of the Execution Date and as of the Closing Date. The other representations and warranties of the Purchaser set forth in Article 5 must be true and correct, in each case as of the Execution Date and as of the Closing Date as though made on the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date (in which case the representation and warranty need only be true and correct on the date so specified), except for any breach of or inaccuracy in any of those representations and warranties that would not reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect (in each case, disregarding all references to “Parent Material Adverse Effect,” “material,” “in all material respects” and similar qualifications as to materiality set forth therein).

(b) Purchaser has performed and complied in all material respects with all of the agreements, covenants and obligations required under this Agreement to be performed or complied with by it at or before Closing, including the payments and obligations described in Article 3.

(c) Purchaser has delivered to the Shareholder Representative and the Company a certificate, executed by either the President, Secretary or Treasurer of Purchaser in his or her capacity as such, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act have expired or otherwise been terminated.

(e) There is (i) in force no injunction, restraining order, judgment, order, decree or other ruling of any nature issued by any Government Authority of competent jurisdiction restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the Transactions, or that has the effect of restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the Transactions and (ii) no pending Action by any Government Authority seeking to prohibit or prevent or materially delay the consummation of the Transactions.

(f) The relevant Parties to each of the Transaction Documents (other than any Shareholders, any Acquired Company or any of their Affiliates) have entered into the Transaction Documents.

(g) Purchaser has delivered to the Company a copy of the resolutions duly adopted by the board of directors (or similar governing body) of Purchaser authorizing the execution, delivery, and performance by Purchaser of each Purchaser Transaction Document and the consummation of the Transactions, as in effect as of Closing, certified on behalf of Purchaser by an officer of Purchaser.

STOCK PURCHASE AGREEMENT

(h) All conditions to the issuance of the R&W Insurance Policy will have been satisfied and the “binder” with respect to the R&W Insurance Policy will remain in full force and effect as of the Closing Date and will not have been amended, modified or terminated.

(i) The shares of Parent Common Stock constituting the Stock Consideration shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

ARTICLE 10

ADDITIONAL AGREEMENTS

10.1 Further Assurances. The Parties will, without further consideration, execute and deliver any other instruments or documents, and take all further action, required to be delivered pursuant to, or necessary or proper to give effect to and carry out the intent of, all of the terms and provisions of this Agreement. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce rights and obligations provided herein.

10.2 Publicity. Except for any Required Public Disclosure, no Party (or any of its Affiliates or representatives) will make any public release, announcement, or other disclosure concerning this Agreement or the Transactions without Purchaser’s and the Shareholder Representative’s advance approval of the disclosure (which will not be unreasonably withheld, conditioned, or delayed). Purchaser and the Shareholder Representative will each furnish to the other drafts of all proposed press releases or announcements relating to the Transactions before their release. Notwithstanding anything herein to the contrary, Purchaser shall be permitted to issue a public release, announcement or disclosure (including responding to questions from analysts, members of the press, and investors of Purchaser) containing information that is substantially consistent with the information in any public release, announcement, or other disclosure that has previously been approved by the Shareholder Representative. Purchaser will use its best efforts to furnish the Shareholder Representative with a draft of the initial Required Public Disclosures relating to the Transactions at least 48 hours before their release and to provide the Shareholder Representative or her Agent the opportunity during that period to review and comment on those Required Public Disclosures. Purchaser will furnish the Shareholder Representative with a draft of, and afford the Shareholder Representative the opportunity to review and comment on, any subsequent Required Public Disclosures if the information included in any subsequent Required Public Disclosure is materially different from the information included in the initial Required Public Disclosures. Nothing in this Section 10.2 prevents any Party from (a) at any time furnishing any required information to any Government Authority having jurisdiction or from making any disclosures required under the HSR Act, or (b) furnishing any information concerning the Transactions to the Party’s Representatives.

10.3 Business Records; Attorney Records.

(a) Business Records. Purchaser acknowledges that access to and control of the business records of each Acquired Company relating to their respective operations before Closing will be acquired by Purchaser when the Transactions are consummated, and that the Shareholders may from time to time after Closing require access to those records. To the extent

STOCK PURCHASE AGREEMENT

required by Law or reasonably necessary in connection with any audit, assessment or reassessment of any Shareholder by the IRS or any Tax Authority or any Action involving a Shareholder, upon reasonable prior notice from a Shareholder, Purchaser will, during normal business hours, provide or cause to be provided to the Shareholder access to those records (subject to applicable Law, Section 8.5, and confidentiality obligations to third parties). Purchaser will not (and will cause each of its Affiliates, including Acquired Companies not to), for a period of six years after Closing, destroy any material business records of any Acquired Company prepared before Closing without first notifying the Shareholder Representative and affording the Shareholder Representative a reasonable opportunity to remove or copy those records. Notwithstanding the foregoing, no such access shall be permitted to the extent that (i) it would unreasonably disrupt the operations of Purchaser or any of its Affiliates (including the Acquired Companies), (ii) it would result in the disclosure of any competitively sensitive information of Purchaser or any of its Affiliates (including the Acquired Companies) or (iii) legal counsel for Purchaser or any of its Affiliates, as applicable, determines in good faith that such access would jeopardize the ability to successfully assert a claim of legal privilege (including the attorney-client and work product privileges) or contravene any Law or Contract with any third party to which Purchaser or any of its Affiliates is a party or is subject; provided, further, that in the case of any such Contract, Purchaser shall use commercially reasonable efforts to cooperate with the applicable Shareholder to enter into reasonable and appropriate work-around arrangements to permit such access by the applicable Shareholder to the extent practicable (and without contravening such Contract).

(b) Attorney Records. Notwithstanding Section 10.3(a), the Attorney Records will belong solely to the Shareholders, and neither Purchaser nor, after Closing, the Acquired Companies, will have any right to review, access or obtain copies of the Attorney Records. The Company waives, for itself and each Acquired Company, all rights any of them may have with respect to any Attorney Records and authorizes the deletion of all Attorney Records maintained in electronic form. All rights to the Attorney Records, and the control of the confidentiality and privilege applicable to the Attorney Records, will be retained by Shareholders (and not any Acquired Company) after Closing. Neither Purchaser nor, after Closing, the Acquired Companies, may use any Attorney Records against, or to the detriment of, any Shareholder, and neither Purchaser nor, after Closing, the Acquired Companies will by reason thereof assert any loss of confidentiality or privilege protection. All Attorney Records in the possession of any Acquired Company on the Closing Date will be immediately delivered to the Shareholder Representative or, if maintained in electronic form, permanently deleted. If Purchaser or any Acquired Company discovers any Attorney Records after Closing it will promptly notify the Shareholder Representative and deliver those Attorney Records to the Shareholder Representative. Purchaser’s or any Acquired Company’s subsequent discovery of any Attorney Records will not itself constitute or result in any waiver of the attorney-client privilege by any Shareholder.

10.4 Tax Matters.

(a) Tax Returns.

(i) The Shareholder Representative will prepare or cause to be prepared any Tax Returns of the Acquired Companies for any taxable period that ends on or before the date

STOCK PURCHASE AGREEMENT

prior to the Closing Date (a “Pre-Closing Return”). All Pre-Closing Returns will be prepared in a manner consistent with the prior practice, methods and elections of the Acquired Companies, except as otherwise required by applicable Law. No later than 30 days prior to the due date for filing any Pre-Closing Return (after giving effect to any permitted extensions), the Shareholder Representative will submit any such Pre-Closing Return to Purchaser for review, comment and approval by Purchaser, which approval may not be unreasonably withheld, conditioned or delayed. The Shareholder Representative will reflect any reasonable comments on any Pre-Closing Return provided by Purchaser no later than 15 days before the due date for filing such Tax Return (after giving effect to any permitted extensions). The Shareholder Representative and Purchaser will attempt in good faith to resolve any disagreements regarding any Pre-Closing Return before the due date for filing. If the Shareholder Representative and Purchaser do not resolve any dispute with respect to a Pre-Closing Return before the due date for filing, the dispute will be submitted to the Independent Accounting Firm for resolution (if practicable, at least 10 days before the filing due date, but in any event the submission to the Independent Accounting Firm will be made sufficiently in advance of the filing due date to permit a review by the Independent Accounting Firm). The Independent Accounting Firm’s resolution will be conclusive and binding on all Parties. If for any reason the dispute is not resolved at least two days before the Pre-Closing Return is due, the Pre-Closing Return will be filed in the manner that the Shareholder Representative deems to be correct. After the Independent Accounting Firm’s determination, if needed, the Shareholder Representative will cause an amended Pre-Closing Return to be filed in accordance with the final determination. The costs and expenses of the Independent Accounting Firm will be borne equally by the Shareholders, on the one hand, and Purchaser, on the other hand. The Party responsible for the filing of any Pre-Closing Return will timely file such Tax Return in accordance with the above provisions of this Section 10.4(a)(i).

(ii) Purchaser will prepare or cause to be prepared and file or cause to be filed all Tax Returns of each Acquired Company for any Straddle Period (a “Straddle Period Return”). No later than 30 days before the due date for filing any Straddle Period Return that is an Income Tax Return (after giving effect to any permitted extensions) and no later than 5 days before the due date for filing any other Straddle Period Return (after giving effect to any permitted extension), Purchaser will submit the Straddle Period Return to the Shareholder Representative for review, comment, and approval by the Shareholder Representative, which approval may not be unreasonably withheld, conditioned or delayed. Purchaser will reflect any reasonable comments on any Straddle Period Return relating to Income Taxes provided by the Shareholder Representative no later than 15 days before the due date for filing such Straddle Period Return (after giving effect to any permitted extensions) and Purchaser will reflect any reasonable comments on any other Straddle Period Return provided by the Shareholder Representative no later than 2 days before the due date for filing such Straddle Period Return (after giving effect to any permitted extensions). Purchaser and the Shareholder Representative will attempt in good faith to resolve any disagreements regarding any Straddle Period Return before the due date for filing. If Purchaser and the Shareholder Representative do not resolve any dispute with respect to a Straddle Period Return before the due date for filing, the dispute will be submitted to the Independent Accounting Firm for resolution (if practicable, at least 10 days before the filing due date, but in any event the submission to the Independent Accounting Firm will be made sufficiently in advance of the filing due date to permit a review by the Independent Accounting Firm). The Independent Accounting Firm’s resolution will be

STOCK PURCHASE AGREEMENT

conclusive and binding on all Parties. If for any reason the dispute is not resolved at least two days before the Straddle Period Return is due, the Straddle Period Return will be filed in the manner that Purchaser deems to be correct. After the Independent Accounting Firm’s determination, if needed, Purchaser will cause an amended Straddle Period Return to be filed in accordance with such determination. The costs and expenses of the Independent Accounting Firm will be borne equally by the Shareholders, on the one hand, and Purchaser, on the other hand.

(b) Allocation of Straddle Period Taxes. If any Acquired Company would be obligated to file a Tax Return for a Post-Closing Tax Period that includes the day prior to the Closing Date, the Acquired Company will, to the extent allowed by applicable Laws, close the taxable period of the Acquired Company on the day prior to the Closing Date. With respect to any Straddle Period, the Taxes, if any, attributable to a Straddle Period will be allocated between (A) the Pre-Closing Tax Period, and (B) the Post-Closing Tax Period (and for such purpose, the taxable period of any pass-through entity in which an Acquired Company holds a beneficial interest will be deemed to terminate on the day prior to the Closing Date) in accordance with this Section 10.4(b). Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period will be apportioned between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, by closing the books and records of the Acquired Company as though such taxable period terminated as of the close of business on the day prior to the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, in proportion to the number of days in each such period. Property, ad valorem and similar Taxes will be apportioned between the Pre-Closing Tax Period, on the one hand, and the Post-Closing Tax Period, on the other hand, in proportion to the number of days in each such period.

(c) Benefit of Deductions. The Company shall have the exclusive right to claim on its Income Tax Returns for its final taxable year as a subchapter S corporation all deductions and other compensation expenses arising from or attributable to any Phantom Plan Payments or any expenses described in clause (B) of the definition of Company Transaction Expenses, in each case, that are paid or accrued by the Company prior to the Closing Date.

(d) Tax Refunds. Except to the extent included in the Closing Net Working Capital as finally determined pursuant to Section 3.3, any Tax refunds and any amounts credited (in lieu of a refund or, if such credit is not in lieu of a refund, to the extent such credit is in respect of an overpayment of a Tax paid prior to the Closing Date by any Acquired Company for a Pre-Closing Tax Period) against Tax (but in each case, only to the extent such refund or credit is of a Tax paid prior to the Closing Date by any Acquired Company for the Pre-Closing Tax Period) that are actually received in cash by any Acquired Company or Purchaser or are applied against cash Taxes otherwise payable by any Acquired Company or Purchaser (excluding any refund or credit attributable to any loss carry back from a period beginning on or after the Closing Date or use of any loss or other attribute arising on or after the Closing Date) will be for the account of the Shareholders, and Purchaser will pay over to the Shareholders any such refund or the amount of any such credit (net of any Tax, cost or expense attributable to the receipt or accrual of such refund or credit) within 15 days after receipt in cash or application against cash

STOCK PURCHASE AGREEMENT

Taxes payable. If there is a subsequent reduction by the applicable Tax Authority of any amounts with respect to which a payment has been made pursuant to this Section 10.4(d), then the Shareholders (or the Shareholder Representative, as applicable) will pay Purchaser an amount equal to such reduction plus any interest or penalties imposed by the Tax Authority with respect to such reduction.

(e) Amendments. Except as provided in Section 10.4(a) or as required pursuant to a settlement with or determination by a Tax Authority, Purchaser will not amend, and will not permit any Acquired Company to amend, any Income Tax Return that is a Pre-Closing Return or any election made in connection with such Income Tax Return for a Pre-Closing Tax Period or Straddle Period without the prior written consent of the Shareholder Representative (such consent not to be unreasonably withheld, delayed or conditioned) if the amendment would have the effect of increasing the amount of any Tax liability of any Shareholder.

(f) Tax Cooperation. Purchaser and the Shareholder Representative will reasonably cooperate with each other in preparing Tax Returns related to the Acquired Companies and will use commercially reasonable efforts to preserve all information, returns, books, records and documents relating to any liabilities for Taxes relating to any Pre-Closing Tax Period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or a final determination with respect to Taxes for such period and will not destroy or otherwise dispose of any record relating to any Pre-Closing Tax Period without first providing the other Party a reasonable opportunity to review and copy the same.

(g) Post-Closing Audits.

(i) Purchaser will notify the Shareholder Representative in writing within 10 days after Purchaser or any Acquired Company receives notice of any official inquiry, examination, contest, litigation, audit or proceeding (an “Audit”) regarding any Pre-Closing Return with respect to which any Shareholder may have (A) a right to a refund under Section 10.4(d) or (B) an additional obligation for Taxes pursuant to Section 11.2; provided, that the failure to so notify will not relieve the Shareholder Representative or any Shareholder of its obligation hereunder, except to the extent that such Person is actually and materially prejudiced by such failure.

(ii) In the case of any Tax Audit of or with respect to any of the Acquired Companies for any taxable period ending on or before the day prior to the Closing Date (other than an Audit described in the second sentence of Section 10.4(g)(iv)), the Shareholder Representative will have the right to control such Audit; provided, that the Shareholder Representative will (1) provide Purchaser with a timely and reasonably detailed account of each stage of such Audit, (2) consult with Purchaser before taking any significant action in connection with such Audit, (3) permit Purchaser to participate in such Audit and attend any meetings or conferences with the relevant Tax Authority, and (4) not settle, compromise or abandon any such Audit without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 10.4(g)(ii), Purchaser will have the exclusive right to control any Audit if (A) the Shareholder Representative notifies Purchaser that the Shareholder Representative is waiving its right to control such Audit or (B) the Shareholder Representative fails to defend diligently such Audit.

STOCK PURCHASE AGREEMENT

(iii) In the case of an Audit of or with respect to any of the Acquired Companies for any Straddle Period (other than an Audit described in Section 10.4(g)(iv)), Purchaser shall have the exclusive right to control such Audit; provided, that if any Shareholder may have an additional obligation for Taxes pursuant to Section 11.2 as a result of the Audit, then Purchaser will (1) provide the Shareholder Representative with a timely and reasonably detailed account of each stage of such Audit, (2) consult with the Shareholder Representative before taking any significant action in connection with such Audit, (3) permit the Shareholder Representative to participate in such Audit and attend any meetings or conferences with the relevant Tax Authority, and (4) not settle, compromise or abandon any such Audit that would materially and adversely affect the Shareholders without obtaining the prior written consent of the Shareholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) Purchaser will have the right, at its own expense, to exercise control at any time over the handling, disposition and/or settlement of any issue raised in any Audit regarding any Tax Return other than as described in Section 10.4(g)(ii) (including the right to settle or otherwise terminate any contest with respect thereto). Notwithstanding anything to the contrary in this Agreement and without limiting the generality of the preceding sentence, but subject in all cases to Section 10.4(e), Purchaser shall have the exclusive right to control in all respects, and neither the Shareholder Representative nor any Shareholder shall be entitled to participate in or have any other rights in respect of, any Audit with respect to (A) any Tax Return of Purchaser or any of its Affiliates (other than the Acquired Companies after the Closing); or (B) any Tax Return of a consolidated, combined, affiliated or unitary group that includes Purchaser or any of its Subsidiaries.

(h) Transfer Taxes. Purchaser and the Shareholders each will be liable for and will pay one-half of all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges (together with any interest or penalty, addition to tax or additional amount imposed) as levied by any taxing authority in connection with the Transactions. The Shareholder Representative and Purchaser will reasonably cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Taxes payable in connection herewith.

(i) IC-DISC. The Company shall use its reasonable best efforts to cause CHI-Domestic International Sales, Inc. to be liquidated for U.S. federal (and applicable state) income Tax purposes at least three days prior to the Closing.

(j) Tax Treatment. For U.S. federal (and applicable state) income Tax purposes, the Parties intend that the acquisition of the Shares by Purchaser pursuant to this Agreement be treated as a sale of stock of the Company and not as a sale of assets of any Acquired Company. No Party will take any action to cause the acquisition of the Shares to be treated as a sale of assets of any Company and all of the Parties will report the Transactions consistently with this Section 10.4(j) for U.S. federal (and applicable state) income Tax purposes.

STOCK PURCHASE AGREEMENT

10.5 Indemnification of Officers and Directors; Exculpation of Liability.

(a) For a period of six years after Closing, Purchaser will not permit any Acquired Company to amend, repeal or otherwise modify any provision in their respective Organizational Documents or indemnification agreements relating to exculpation or indemnification of former officers and directors holding office on or before the Closing Date for acts or omissions occurring on or before the Closing Date, it being the Parties’ intent that the officers and directors of each Acquired Company on or before the Closing Date will continue to be entitled to such exculpation and indemnification in respect of such acts or omissions occurring prior to the Closing to the greatest extent permitted under the Laws of the jurisdiction of its organization, as applicable for six years after Closing, except as required by Law.

(b) Prior to the Closing, Purchaser shall obtain, or shall cause the Company to obtain (at Purchaser’s sole expense) a “tail” insurance policy to become effective at the Closing with a claims period of six years following the Closing with respect to directors’ and officers’ liability insurance covering each person covered by the Company’s directors’ and officers’ liability insurance policy as in effect on the Execution Date (the “Existing D&O Policy”) for acts or omissions occurring prior to the Closing; provided that in no event shall Purchaser be required to pay, with respect to the entire six-year period following the Closing, premiums for insurance under this Section 10.5 that in the aggregate exceed 300% of the aggregate premiums paid by the Company in 2017 under the Existing D&O Policy (which premiums for such period are hereby represented and warranted by the Company to be the amount set forth on Schedule 10.5); provided further that Purchaser shall nevertheless be obligated to provide such coverage, with respect to the entire six-year period following the Closing, as may be obtained for such 300% amount.

(c) The obligations of Purchaser under this Section 10.5 will not be terminated, amended or otherwise modified in any manner that adversely affects any Person to whom this Section 10.5 applies without the prior written consent of the affected Person, it being expressly agreed that each such Person to whom this Section 10.5 applies is an express third party beneficiary of this Section 10.5.

10.6 Obligations to Continuing Employees.

(a) After Closing, Purchaser will cause the Acquired Companies to honor and satisfy all of their respective obligations and liabilities with respect to any Benefit Plan existing as of Closing and disclosed on the Disclosure Schedule (each a “Disclosed Benefit Plan”) in accordance with their respective terms. Notwithstanding the foregoing, no Acquired Company will be required to continue any Benefit Plan after Closing, and any Benefit Plan may be amended or terminated in accordance with its terms and applicable Law. To the extent that any Disclosed Benefit Plan (other than a Benefit Plan that is a retiree welfare plan) is terminated or amended after Closing and before the first anniversary of Closing so as to eliminate the benefits that are being provided with respect to participants thereunder, Purchaser will use commercially reasonable efforts to arrange for each employee who is then a participant in such terminated or

STOCK PURCHASE AGREEMENT

amended Disclosed Benefit Plan to participate in a similar benefit plan of Purchaser or one of its Affiliates (a “Purchaser Benefit Plan”) from the date of such termination or amendment until the first anniversary of Closing, to the extent (and on the terms that) similarly situated employees of Purchaser or its Affiliates participate in the Purchaser Benefit Plan, in accordance with the eligibility criteria thereof and subject to the required approval of the applicable insurance provider; provided that:

(i) The participant will receive full credit for years of service performed with the Acquired Companies before Closing for all purposes for which service was recognized under the applicable Disclosed Benefit Plan, including recognition of service for eligibility, vesting (including acceleration thereof pursuant to the terms of the applicable Disclosed Benefit Plan), entitlement to commence benefits and, to the extent not duplicative of benefits received under the Disclosed Benefit Plan, the amount of benefits; provided that such credit shall not apply for purposes of retiree welfare or defined benefit pension plans;

(ii) Purchaser will use its commercially reasonable efforts to cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the applicable Disclosed Benefit Plan) under any group health plans to be waived with respect to the participant and his or her eligible dependents; and

(iii) Purchaser will use commercially reasonable efforts to cause the Purchaser Benefit Plans that are group welfare plans to provide the participant with credit towards any applicable deductibles, co-payments and similar exclusions for expenses incurred and paid under the applicable Disclosed Benefit Plan before Closing for the applicable plan year as if the amounts had been paid in accordance with the Purchaser Benefit Plan.

(b) No provision in this Section 10.6 will: (i) create any third party beneficiary or other rights in any current or former director, officer, employee, or independent contractor (or any beneficiary or dependent thereof) of any Acquired Company or any other Person other than the Parties and their respective successors and permitted assigns; (ii) constitute or create an employment agreement; or (iii) constitute or be deemed to constitute an amendment to any benefit plan sponsored or maintained by Purchaser, any Acquired Company or any of their respective Affiliates.

10.7 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, before or concurrently with Closing, the applicable Acquired Company will, without additional consideration, transfer to the respective owners the property listed on Schedule 10.7 (the “Excluded Assets”).

10.8 Investigation; No Reliance by Purchaser. Purchaser acknowledges that it and its Agents have undertaken an independent investigation of the business, assets, operations, financial condition and prospects of the Acquired Companies. In connection with that investigation, Purchaser and its Agents have received or may receive from or on behalf of the Shareholders or the Acquired Companies certain estimates, forecasts, plans and financial projections (whether in written, electronic, or oral form and including in any management presentation, electronic data room, management meetings or otherwise) (“Forward-Looking Statements”). Purchaser, for itself and its Affiliates, knowingly, willingly, irrevocably, and

STOCK PURCHASE AGREEMENT

expressly acknowledges and agrees that, except to the extent set forth in any representations and warranties set forth in Article 6 and Article 7 or in the Transaction Documents: (a) the Forward-Looking Statements have been or will be provided solely for Purchaser’s convenience to facilitate its own independent investigation of the Acquired Companies; and (b) there are uncertainties inherent in making Forward-Looking Statements. Except to the extent otherwise constituting Fraud, or constituting a breach of or inaccuracy in any representation or warranty made in Article 6 or Article 7 or in the Transaction Documents, none of the Shareholders or the Company will be subject to any Liability to Purchaser or any other Person (to the extent claiming by, through or under Purchaser) resulting from the distribution to Purchaser of Forward-Looking Statements.

10.9 Limitation of Representations and Warranties.

(a) Except for the representations and warranties set forth in Article 6 and in Article 7 or in the Transaction Documents, neither the Company nor any Shareholder is making or has made, and no other Person has made, any representations or warranties, written or oral, statutory, express or implied, concerning the Shares, any Acquired Company or the financial condition, results of operations, business prospects, business, assets or Liabilities of any Acquired Company. PURCHASER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, NEITHER ANY ACQUIRED COMPANY NOR ANY SHAREHOLDER HAS MADE, AND THE ACQUIRED COMPANIES AND EACH SHAREHOLDER EXPRESSLY DISCLAIM, ANY SUCH ADDITIONAL REPRESENTATION OR WARRANTY (WHETHER EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE) RELATING TO THE ACQUIRED COMPANIES. PURCHASER, FOR ITSELF AND ITS AFFILIATES (INCLUDING, AFTER THE CLOSING, THE ACQUIRED COMPANIES AND THEIR AFFILIATES) AND ITS AND THEIR RESPECTIVE AGENTS (COLLECTIVELY, THE “PURCHASER PARTIES”), EXPRESSLY WAIVES AND RELINQUISHES ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST THE ACQUIRED COMPANIES AND THE SHAREHOLDERS AND THEIR REPRESENTATIVES IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED TO PURCHASER AND ITS AGENTS BY OR ON BEHALF OF THE ACQUIRED COMPANIES OR THE SHAREHOLDERS, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 6 AND IN ARTICLE 7 OR IN THE TRANSACTION DOCUMENTS. WITHOUT LIMITING THE FOREGOING, NEITHER THE ACQUIRED COMPANIES NOR THE SHAREHOLDERS HAVE MADE OR ARE MAKING ANY REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO THE INFORMATION SET FORTH IN THE RUBY INFORMATION PACKET – JULY 2018, ANY SUPPLEMENTS OR UPDATES TO THAT INFORMATION PACKET (COLLECTIVELY, THE “INFORMATION PACKET”), OR ANY OTHER INFORMATION DELIVERED TO PURCHASER OR ITS REPRESENTATIVES, EXCEPT AS SET FORTH IN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 6 AND IN ARTICLE 7 OR IN THE TRANSACTION DOCUMENTS. PURCHASER ACKNOWLEDGES THAT: (A) IT HAS NOT RELIED ON ANY ACQUIRED COMPANY, THE INFORMATION PACKET OR ANY OTHER SOURCE OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 6 AND ARTICLE 7 OR IN THE TRANSACTION DOCUMENTS IN

STOCK PURCHASE AGREEMENT

CONNECTION WITH PURCHASER’S EVALUATION OF THE ACQUIRED COMPANIES; AND (B) NO ACQUIRED COMPANY HAS MADE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACQUIRED COMPANIES OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 6 AND ARTICLE 7 OR IN THE TRANSACTION DOCUMENTS.

(b) Except for the representations and warranties set forth in Article 5, Section 14.15 or in the Transaction Documents, neither Purchaser nor Parent is making and has not made, and no other Person has made, any representations or warranties, written or oral, statutory, express or implied, concerning the Parent Common Stock, Parent, Purchaser or the financial condition, results of operations, business prospects, business, assets or Liabilities of Parent or Purchaser. THE SHAREHOLDERS AND THE COMPANY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, NEITHER PURCHASER NOR PARENT HAS MADE, AND PURCHASER EXPRESSLY DISCLAIMS, ANY SUCH ADDITIONAL REPRESENTATION OR WARRANTY (WHETHER EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE) RELATING TO PARENT OR PURCHASER. THE COMPANY AND THE SHAREHOLDERS, FOR THEMSELVES AND THEIR AFFILIATES AND ITS AND THEIR RESPECTIVE AGENTS (COLLECTIVELY, THE “SHAREHOLDER PARTIES”), EXPRESSLY WAIVE AND RELINQUISH ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST PURCHASER, PARENT AND THEIR REPRESENTATIVES IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED TO THE SHAREHOLDER PARTIES AND THEIR AGENTS BY OR ON BEHALF OF PURCHASER OR PARENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, SECTION 14.15 OR IN THE TRANSACTION DOCUMENTS. WITHOUT LIMITING THE FOREGOING, NEITHER PURCHASER NOR PARENT HAS MADE AND NEITHER PARTY IS MAKING ANY REPRESENTATION OR WARRANTY TO THE COMPANY OR THE SHAREHOLDERS WITH RESPECT TO ANY INFORMATION DELIVERED TO THE COMPANY, THE SHAREHOLDERS OR THEIR REPRESENTATIVES, EXCEPT AS SET FORTH IN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, SECTION 14.15 OR IN THE TRANSACTION DOCUMENTS. THE COMPANY AND THE SHAREHOLDERS ACKNOWLEDGE THAT: (A) THEY HAVE NOT RELIED ON PURCHASER, PARENT OR ANY OTHER SOURCE OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, SECTION 14.15 OR IN THE TRANSACTION DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT; AND (B) NEITHER PURCHASER NOR PARENT HAS MADE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PURCHASER OR PARENT OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, SECTION 14.15 OR IN THE TRANSACTION DOCUMENTS.

10.10 Exclusive Dealings. From the Execution Date through Closing or the earlier termination of this Agreement, each of the Shareholders and the Company will not (and will cause its Representatives and its Affiliates (including the other Acquired Companies) not to):

STOCK PURCHASE AGREEMENT

(a) Solicit, initiate, entertain, consider or knowingly encourage the submission of any proposal or offer from any third party relating to, or enter into any Contract with respect to or consummate, the acquisition (including through any merger, consolidation, equity transfer, acquisition of securities or assets or otherwise) of all or substantially all, or any significant part of the assets and properties of any Acquired Company or any equity of any Acquired Company, whether in a single transaction or a series of related transactions; or

(b) Participate in any discussions or negotiations (and shall immediately cease any discussions or negotiations that are ongoing) regarding, furnish any information with respect to, or knowingly assist or participate in, any effort by any third party to do or seek to do anything prohibited by Section 10.10(a); provided that this Section 10.10 will not prohibit any Acquired Company from selling or otherwise transferring (1) the Excluded Assets, or (2) any other assets in the Ordinary Course of Business.

10.11 R&W Insurance Policy. At or prior to the Closing, Purchaser will (a) obtain and bind the R&W Insurance Policy and (b) pay, or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of the policy. Purchaser will not cancel, modify, or waive the R&W Insurance Policy without the Shareholder Representative’s advance written consent, such consent not to be unreasonably withheld.

10.12 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct any Acquired Company’s operations before the Effective Closing Time. Before the Effective Closing Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each other Acquired Company’s respective operations.

10.13 Limitation of Damages.

(a) Notwithstanding anything to the contrary in this Agreement, no Party and no Debt Financing Sources and no Investors will, and Parent will not, in any event, be liable to any other Party or other Person for any consequential, incidental, indirect, special, punitive or exemplary damages of such other Party or other Person relating to the breach or alleged breach of this Agreement or any Transaction Document (and, with respect to the Debt Financing Sources and Investors, whether, directly or indirectly, as a result of any failure to fund all or any portion of the Debt Financing or Convertible Notes Financing, as applicable, or otherwise arising out of, relating to, resulting from or otherwise in connection with the Debt Financing or Convertible Notes Financing, as applicable, or arising out of, relating to, resulting from or otherwise in connection with any Action, Damages or otherwise, provided, for the avoidance of doubt, that the foregoing does not limit or otherwise modify the Indemnifying Parties’ indemnification obligations as provided elsewhere herein), including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity, except to the extent such damages are paid or payable to a third party.

(b) Each Shareholder hereby acknowledges and agrees that the portion of the Consideration that the Shareholder is entitled to receive pursuant to Article 3 is the entire and total consideration to which the Shareholder is entitled to receive in respect of its Shares.

STOCK PURCHASE AGREEMENT

Subject to the payment of the Consideration by the Purchaser in accordance with Article 3 (as directed by the Shareholder Representative), each Shareholder hereby expressly forever waives and releases the Purchaser, Parent and any of their Affiliates from any claims relating to or arising from the amount and type of consideration received, including any claims relating to or arising out of any differences in the value and type of consideration received by the Management Shareholders and the Family Shareholders.

10.14 Termination of Related Party Transactions. Each of the Shareholders and the Company shall, effective as of or prior to the Closing, cause (i) all Contracts (including, for the avoidance of doubt, the Terminated Contracts) between or among any Acquired Company, on the one hand, and any Affiliate or Shareholder, on the other hand (other than any such Contract with any Acquired Company) and (ii) all Liabilities of any Acquired Company to any Affiliate or Shareholder (other than any such Liability to any Acquired Company) to be terminated, in each case without any Liability of any Acquired Company after the Closing.

10.15 Non-Disparagement. Each Shareholder hereby agrees that beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Restriction Period”), he, she or it shall not, and shall cause his her or its controlled Affiliates not to, make any public statements, written or oral, which slander, disparage, or defame the goodwill or reputation of Purchaser or any of its Affiliates (including the Acquired Companies) or any of their respective businesses, products, services, trademarks, directors, officers, executives or employees; provided, however, no Party’s prosecution or defense of any Action related to this Agreement or the Transactions will violate this Section 10.15; provided, further, that nothing in this Agreement prevents a Party from providing truthful information in response to a lawfully issued subpoena or court order or to communicate with any Government Authority or otherwise participate in any investigation or proceeding that may be conducted by any Government Authority.

10.16 Non-Competition; Non-Solicitation.

(a) Each Shareholder agrees that during the Restriction Period, he, she, or it shall not, and shall each cause its controlled Affiliates not to, directly or indirectly, whether as employer, employee, proprietor, owner, shareholder, partner, consultant, agent, lender, guarantor, member, trustee or otherwise, conduct a Competing Business or own, manage, have control of or participate or invest in, by itself or in combination with other Persons, any Person engaged in a Competing Business.

(b) Notwithstanding Section 10.16(a), each Shareholder and its controlled Affiliates may acquire and hold, as a passive investment, securities of any Person that (i) is listed on a stock exchange to the extent that such investment does not directly or indirectly confer upon such Shareholder or any of its controlled Affiliates, alone or collectively, more than 10% of the voting power with respect to, or interests in the profits of, such Person or (ii) derives less than 25% of its total annual revenues (measured in its most recent fiscal year for which information is available ending prior to the date of such acquisition) from Competing Business.

(c) Each Shareholder agrees that during the Restriction Period, he, she, or it shall not, and shall cause its controlled Affiliates not to, directly or indirectly, solicit or attempt

STOCK PURCHASE AGREEMENT

to solicit any business within the scope of the Competing Business of any client or potential client of Purchaser or any of its Affiliates (including, after the Closing, the Acquired Companies), or interfere or attempt to interfere with the business relationships of Purchaser or any of its Affiliates (including, after the Closing, the Acquired Companies) with such clients or potential clients.

(d) Each Shareholder agrees that during the Restriction Period, he, she, or it shall not, and shall cause its controlled Affiliates not to, directly or indirectly, solicit any Person in any capacity who at any time during the preceding 12-month period was an employee of, or consultant to, any Acquired Company.

(e) Each Party acknowledges that the time, scope, geographic area and other provisions of this Section 10.16 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the purchase and sale of the Shares and of the Transactions. Each Shareholder acknowledges and agrees that the terms of this Section 10.16 (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of Purchaser and its Affiliates, (iii) impose no undue hardship on any Shareholder and (iv) are not injurious to the public. Each Shareholder acknowledges and agrees that the restrictive covenants and other agreements contained in this Section 10.16 are an essential part of this Agreement and the Transactions, constitute a material inducement to Purchaser’s entering into and performing its obligations under this Agreement and the Transaction Documents, are an essential part of Purchaser’s willingness to pay the Consideration. Without limiting Section 14.7, it is the intention of the Parties that if any of the restrictions or covenants contained in this Section 10.16 is held to cover a geographic area or to be for a length of time that is not permitted by Law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would then be valid or enforceable under Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Law.

ARTICLE 11

REMEDIES FOR BREACH OF THIS AGREEMENT

11.1 Survival.

(a) None of the representations or warranties made by the Company or any Shareholder in this Agreement or any Transaction Document will survive Closing, except that the Fundamental Representations and the representations and warranties contained in Section 6.23 shall survive the Closing and shall continue in full force and effect until 60 days following the expiration of the applicable statute of limitation. Notwithstanding the foregoing in this Section 11.1(a), if at any time prior to the expiration date referred to in the preceding sentence, Purchaser delivers a written notice to the Shareholder Representative in accordance with Section 11.3(a), as applicable, alleging the existence of an inaccuracy or breach of a Fundamental Representation or a representation or warranty contained in Section 6.23 and asserting a potential claim for recovery based on such alleged inaccuracy or breach, then such representation or warranty shall survive as to such claim until such time as such claim is fully

STOCK PURCHASE AGREEMENT

and finally resolved. None of the representations or warranties made by the Purchaser in this Agreement or any Transaction Document will survive Closing, except that the representations or warranties made by Purchaser in Sections 5.1 through 5.7 and Sections 5.9 and 5.13 of this Agreement and in the other Purchaser Transaction Documents will survive Closing for a period of 12 months.

(b) None of the covenants or other agreements in this Agreement will survive the Closing other than those that, by their terms, contemplate performance, in whole or in part, after the Closing (the “Surviving Covenants”). Each Surviving Covenant will survive Closing pursuant to its terms.

11.2 Indemnification. Subject to the limitations contained in this Article 11, from and after the Closing, each of the Shareholders (each Shareholder, an “Indemnifying Party” and, collectively, the “Indemnifying Parties”) agrees to (on a several, but not joint basis) indemnify and hold harmless Purchaser and its Affiliates, (including the Acquired Companies), their respective directors, officers and employees, and their respective successors and assigns (the “Purchaser Indemnified Parties”) from and against any and all Damages incurred by the Purchaser Indemnified Parties arising out of or resulting from (or constituting) any (i) breach or inaccuracy of any Fundamental Representations, (ii) breach by the Company (prior to Closing) or breach by the Shareholder Representative or any of the Shareholders (at any time), of the Surviving Covenants, (iii) Excluded Taxes and (iv) subject to the limitations of Section 8.9(b)(iii) and except to the extent included in Company Transaction Expenses, Excluded Environmental Liabilities. For the avoidance of doubt, the Parties expressly acknowledge that the Damages as to which the Purchaser Indemnified Parties may seek indemnification pursuant to this Article 11 may consist of Damages arising from inter-Party (i.e., between the Parties) claims and/or Damages arising from Third-Party Claims (as defined below) asserted against the Purchaser Indemnified Parties. For purposes of this Article 11, the existence of any breach or inaccuracy of the representations and warranties contained in this Agreement and the amount of any Damages arising from such breach or inaccuracy shall be determined without reference to the terms “material” “Material Adverse Effect” “material adverse effect” or other similar qualification as to materiality contained or incorporated into such representation or warranty.

11.3 Indemnification Procedures.

(a) In the event of any claim or demand subject to indemnification under this Article 11 made by any third party against any Purchaser Indemnified Party (a “Third Party Claim”), Purchaser shall deliver notice thereof to the Shareholder Representative (on behalf of the Indemnifying Parties), as soon as reasonably practicable after such Purchaser Indemnified Party receives notice of such Third Party Claim; provided, that no delay or failure on the part of Purchaser in notifying the Shareholder Representative shall relieve the Indemnifying Parties from their obligations hereunder unless the Indemnifying Parties are actually prejudiced thereby (and then solely to the extent of such prejudice). To the extent then reasonably known and available to Purchaser, such notice must describe the Third Party Claim in reasonable detail and indicate the amount (estimated, if necessary and to the extent feasible) of the related Damages that have been or may be suffered by the Purchaser Indemnified Parties.

STOCK PURCHASE AGREEMENT

(b) The Shareholder Representative on behalf of the Indemnifying Parties shall have the right, upon written notice to the Purchaser within thirty (30) days of receipt of notice from the Purchaser of the commencement of such Third Party Claim (which notice shall include an acknowledgement by the Shareholder Representative that such Third Party Claim is indemnifiable hereunder), to assume the defense thereof at the sole expense of the Shareholder Representative and the Indemnifying Parties with counsel selected by the Shareholder Representative and reasonably acceptable to Purchaser; provided that in no event shall any Purchaser Indemnified Party enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the prior written consent of the Shareholder Representative (not to be unreasonably withheld, conditioned or delayed), unless the Purchaser Indemnified Parties unconditionally release the Indemnifying Parties from all liability in respect of such Third Party Claim. Notwithstanding the foregoing of this Section 11.3(b), the Shareholder Representative shall not have the right to assume control of such defense if the Third Party Claim of which the Shareholder Representative seeks to assume control (i) seeks non-monetary relief in any material respect, (ii) involves criminal or quasi-criminal allegations, (iii) involves a claim which, if adversely, determined, would be reasonably expected, in the good faith judgment of the Purchaser, to establish a precedent, custom or practice adverse in any material respect to the continuing business interests or prospects of the Purchaser Indemnified Parties, (iv) seeks Damages that Purchaser reasonably believes will be greater than the remaining amount of the Shareholders’ maximum liability under Section 11.4(a), (v) involves a claim that the Shareholder Representative failed or is failing to actively and diligently defend or (vi) involves an actual or potential conflict of interest, in the reasonable judgment of outside legal counsel of Purchaser, that would make it inappropriate for the same counsel to represent the Shareholders and the Purchaser Indemnified Parties (each of the foregoing, an “Exception Claim”). If the Shareholder Representative assumes the defense of any Third Party Claim, the Purchaser Indemnified Parties shall reasonably cooperate with the Shareholder Representative in such defense. If the Shareholder Representative assumes the defense of any Third Party Claim, the Shareholder Representative shall not, without the prior written consent of Purchaser, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing by any Purchaser Indemnified Party, (B) does not include an unconditional written release by the claimant or plaintiff of the Purchaser Indemnified Parties from any and all liability in respect of such Third Party Claim or (C) imposes equitable remedies or any obligation on any Purchaser Indemnified Party other than solely the payment of money damages for which the Purchaser Indemnified Parties will be fully indemnified and held harmless hereunder. In the event that the Shareholder Representative fails to elect to assume control of the defense of any Third Party Claim in the manner set forth in this Section 11.3(b) or such Third Party Claim is or at any time becomes, an Exception Claim, the Purchaser Indemnified Parties may, at the Shareholder Representative’s cost and expense (subject to the limitations set forth in this Article 11), defend against the Third Party Claim in any manner it may deem reasonably appropriate; provided, that, the Shareholder Representative shall nonetheless have the right to participate in the defense of such Third Party Claim giving rise to the Purchaser Indemnified Party’s claim for indemnification at the Shareholder Representative’s sole cost and expense; and provided, further that the Purchaser Indemnified Party may not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Shareholder Representative (such consent not to

STOCK PURCHASE AGREEMENT

be unreasonably withheld, conditioned or delayed). If the Shareholder Representative is controlling the defense of any Third Party Claim in accordance with this Section 11.3(b), the Purchaser Indemnified Parties shall nonetheless have the right to participate in the defense of such Third Party Claim giving rise to the Purchaser Indemnified Party’s claim for indemnification with counsel of its choosing at the Purchaser Indemnified Parties’ sole cost and expense.

(c) The above provisions of this Section 11.3 shall not apply to any Third Party Claim or Audit in respect of Taxes.

11.4 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Article 11:

(a) Except in the case of Fraud or intentional breach of this Agreement, in no event will any Indemnifying Party be liable for any Damages incurred by the Purchaser Indemnified Parties arising out of breaches or inaccuracies of the representations and warranties, including the Fundamental Representations, in an aggregate amount in excess of the portion of the Consideration actually received by the applicable breaching Indemnifying Party. In no event will any Shareholder be liable for any Damages incurred by the Purchaser Indemnified Parties arising out of breaches or inaccuracies of a representation or warranty of any other Shareholder set forth in Article 7 of this Agreement.

(b) Except in the case of Fraud or intentional breach of this Agreement, in no event will any Indemnifying Party be liable to indemnify any Purchaser Indemnified Party for any single claim for Excluded Taxes that arises out of or relates to a breach of or inaccuracy in Section 6.23 involving Damages of $10,000 or less (provided that for purposes of this Section 11.4(b), any series of related claims, or set of claims arising out of materially the same facts and circumstances, shall be treated as a single claim subject to a single $10,000 threshold).

(c) Each Party acknowledges and agrees that, for purposes of this Agreement, Damages shall be calculated based on the amount of Damages that remain after deducting therefrom any insurance proceeds (including proceeds received under the R&W Insurance Policy) to the extent actually received by a Purchaser Indemnified Party with respect thereto (net of any reasonable and documented out-of-pocket costs and expenses incurred in obtaining such insurance proceeds and any direct Taxes imposed or payable in respect thereof). The Purchaser Indemnified Parties shall use commercially reasonable efforts to recover on account of Damages under applicable insurance policies (including the R&W Insurance Policy); provided, however, that a Purchaser Indemnified Party will not be required to file any suit or initiate any legal proceeding to recover under any applicable insurance policy. If the Purchaser Indemnified Party is unable to recover Damages from an insurance company (including under the R&W Insurance Policy) after using its commercially reasonable efforts to recover those Damages and notifies the Indemnifying Party in writing that it chooses not to file suit or initiate a legal proceeding against such insurance company to recover such Damages, then at the option of the Indemnifying Party and upon written notice to the Purchaser Indemnified Party, the Indemnifying Party may at its own cost and expense file suit or initiate a legal proceeding against such insurance company to recover those Damages with the reasonable assistance from the applicable Purchaser Indemnified Party, and, if necessary, in the name of the applicable Purchaser Indemnified Party. If the

STOCK PURCHASE AGREEMENT

Indemnifying Party files suit or initiates a legal proceeding against such insurance company pursuant to the immediately preceding sentence, the Indemnifying Party will be entitled to (i) direct the management and administration of the claim in its sole discretion and (ii) if the Indemnifying Party has paid the full amount of the Purchaser Indemnified Parties’ Damages, any recovery from the insurance company in respect of a settlement of such claim or judgment or award in such claim proceeding.

11.5 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy (other than to the extent set forth in Section 12.3), would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. Except as otherwise provided herein, including to the extent set forth in Section 12.3 with respect to the Termination Fee or in Section 11.6, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such Party, and the exercise by a Party of one remedy shall not preclude the exercise of any other remedy.

11.6 Exclusive Remedy; Limitation of Liability.

(a) Exclusivity of Remedy. From and after the Closing, except for any remedy based upon Fraud or intentional breach of this Agreement, the rights and obligations of the Purchaser Indemnified Parties set forth in this Article 11 shall be the sole and exclusive remedy of the Purchaser Indemnified Parties with respect to a breach of or inaccuracy in any of the Fundamental Representations, the Surviving Covenants of the Shareholders, or for Damages in respect of Excluded Taxes.

(b) Purchaser has purchased the R&W Insurance Policy to insure against the risk that any representations or warranties made by the Company or the Shareholders in this Agreement may be inaccurate or incomplete. Accordingly, Purchaser, for itself and the other Purchaser Parties, expressly acknowledges, agrees and understands that, except as otherwise provided in this Article 11 with respect to Fundamental Representations made by the Company or Fundamental Representations made by the Shareholders, the representations and warranties made by the Company and contained in Section 6.23 and Excluded Taxes, (i) their sole and exclusive remedy and source of recovery for any breach of or inaccuracy in any representation or warranty made by the Company or any Shareholder in this Agreement will be against the R&W Insurance Policy, regardless of whether any proceeds under the R&W Insurance Policy are actually available to Purchaser for such breach or inaccuracy, (ii) they cannot assert against the Shareholders any claim for breach of any representation or warranty in this Agreement or the

STOCK PURCHASE AGREEMENT

Transaction Documents, and (iii) they will have no recourse against any Shareholder for Damages or otherwise, and no Shareholder will be liable or otherwise have any obligation to Purchaser, as a result of any breach of or inaccuracy in any representation or warranty made by the Company or any Shareholder in this Agreement or the Transaction Documents.

(c) In furtherance of the foregoing, from and after the Closing, Purchaser hereby waives, for itself and the other Purchaser Parties, to the fullest extent permitted under law, all Actions or Damages for breach by the Company or any Shareholder of this Agreement or, solely with respect to the Shareholders and not in respect of any third parties, otherwise arising out of the Transactions, except as otherwise provided in this Article 11 with respect to Fundamental Representations made by the Company or Fundamental Representations made by the Shareholders, the representations and warranties made by the Company and contained in Section 6.23, Excluded Taxes, and the Surviving Covenants, whether arising at common law, in equity or otherwise, whether in contract, statute, tort or otherwise, that any Purchaser Party had, has or may have against any Shareholder, his, her, or its Affiliates, and each of their respective Agents; provided, however, that the foregoing shall in no way limit Purchaser’s rights with respect to or under the R&W Insurance Policy.

(d) Purchaser, for itself and the other Purchaser Parties, knowingly, willingly, irrevocably and expressly acknowledges and agrees that no Purchaser Party may avoid the acknowledgments, agreements, understanding, waivers and other limitations on liability in this Article 11 by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived, or (ii) asserting or threatening any claim against any Person that is not a Party (or a successor to a Party) for breaches of the representations, warranties, covenants or agreements contained in this Agreement.

(e) Nothing in this Article 11 will limit (i) Purchaser’s right to seek and obtain (A) any equitable relief to which Purchaser is entitled if any Shareholder breaches or threatens to breach a covenant under this Agreement or the Transaction Documents, or (B) any remedy on account of Fraud, (ii) Purchaser’s rights under the R&W Insurance Policy, or (iii) in any way any Shareholder’s rights or remedies with respect to any breach or non-fulfillment of any covenant, agreement, or obligations, in each case, of Purchaser in this Agreement or any Transaction Document.

11.7 Tax Treatment of Indemnification Payments. To the extent permitted by applicable Law, the Parties agree to treat, for U.S. federal income and other applicable Tax purposes, any payment pursuant to this Article 11 as an adjustment to the Consideration.

ARTICLE 12

TERMINATION

12.1 Termination. This Agreement may be terminated at any time before Closing only by:

(a) The Parties upon their mutual written consent.

(b) Purchaser by giving written notice to the Company at any time (i) (A) in the event the Company or a Shareholder has breached or failed to perform any covenant

STOCK PURCHASE AGREEMENT

contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 9.1(b) or there exists a breach of any representation or warranty of the Company or the Shareholders, which breach would result in the failure of a condition set forth in Section 9.1(a) and (B) such breach or failure to perform cannot be cured or, if capable of being cured, is not cured within 30 days after Purchaser has notified the Company of the breach or failure to perform (or, if sooner, by the Termination Date) or (ii) if Closing has not occurred on or prior to the Termination Date (unless the failure of the Closing to occur results primarily from or is primarily caused by Purchaser breaching any obligation, representation, warranty or covenant contained in this Agreement).

(c) The Company by giving written notice to Purchaser at any time (i) (A) in the event Purchaser has breached or failed to perform any covenant contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 9.2(b) or there exists a breach of any representation or warranty of Purchaser, which breach would result in the failure of a condition set forth in Section 9.2(a) and (B) such breach or failure to perform cannot be cured, or, if capable of being cured, is not cured within 30 days after the Company has notified Purchaser of the breach or failure to perform (or, if sooner, by the Termination Date), or (ii) if Closing has not occurred on or prior to the Termination Date (unless the failure of the Closing to occur results primarily from or is primarily caused by the Company or any Shareholder breaching any obligation, representation, warranty or covenant contained in this Agreement).

(d) The Company or Purchaser by giving written notice to the other Party if an Order shall have been entered permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Transactions and such Order shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 12.1(d) shall have complied with its obligations under Sections 8.4 and 8.6.

12.2 Effect of Termination. Termination of this Agreement pursuant to Section 12.1 will terminate all obligations of the Parties under this Agreement, without liability of any Party to any other Party, except for the obligations under the Confidentiality Agreement (which will survive in accordance with its terms), Section 10.2, this Section 12.2, and Section 12.3, except that nothing herein will relieve any Party from any liability for Fraud.

12.3 Termination Fee.

(a) If:

(i) (A) all conditions set forth in Section 9.1 have been satisfied or waived (other than (1) conditions that by their terms are to be satisfied, and are capable of being satisfied, at Closing if the Closing were to occur at the time of the relevant termination or (2) any condition that was not satisfied as a result of the breach of, or default under, this Agreement by Purchaser) and (B) the Shareholder Representative and the Company have irrevocably confirmed in writing that the Shareholders and the Company are ready, willing, and able to consummate the Closing; and

STOCK PURCHASE AGREEMENT

(ii) (A) the Company has terminated this Agreement pursuant to Section 12.1(c) or (B) Purchaser has terminated this Agreement pursuant to Section 12.1(b) at a time when the Company had the right to terminate this Agreement pursuant to Section 12.1(c);

then, Purchaser will promptly, but in any event within two Business Days of the date of termination, pay $20,000,000 (the “Termination Fee”) to the Company as directed in writing by the Company. For the avoidance of doubt, in no event shall Purchaser be required to pay the Termination Fee on more than one occasion and in no event shall Purchaser be required to pay the Termination Fee in the event the Closing is consummated.

(b) The Parties acknowledge that the agreements contained in this Section 12.3 are an integral part of this Agreement and the Transactions, and that, without these agreements, the Company and Purchaser would not have entered into this Agreement. Accordingly, if Purchaser fails to pay the Termination Fee in accordance with Section 12.3(a), then if to obtain payment from Purchaser, the Company commences an Action that results in a final judgment against Purchaser for the amount set forth in Section 12.3 or any portion thereof, Purchaser will pay to the Company its costs and expenses (including attorneys’ fees) in connection with that Action.

(c) Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual Damages with respect to the foregoing in any of the circumstances in which the Termination Fee is payable under this Agreement, (i) the amount of the Termination Fee pursuant to this Section 12.3 constitutes a reasonable estimate of the monetary Damages that will be suffered by the Company by reason of breach or termination of this Agreement in those circumstances, and (ii) the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all Damages suffered or incurred by the Shareholders and the Company or any of their respective Affiliates and any such payment of the Termination Fee by or on behalf of Purchaser pursuant to this Section 12.3, will be in full and complete satisfaction of any and all monetary Damages of the Company and the Seller Related Parties arising out of or related to this Agreement and the Transactions (including any breach by Purchaser), the termination of this Agreement, the failure to consummate the Transactions, and any claims or actions under applicable Law arising out of any breach, termination or failure and (iii) none of the Shareholders or the Company or any of their Affiliates or any other Person shall be entitled to recover, individually or in the aggregate, any amount in excess of the Termination Fee or bring or maintain any Action against any Purchaser Related Party arising out of or in connection with this Agreement, any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis for such termination (whether at law, in equity, contract, tort or otherwise).

(d) Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate this Agreement and receive payment of the Termination Fee from Purchaser shall, in the circumstances in which the Termination Fee is payable, be the sole and exclusive remedy of the Seller Related Parties against Purchaser and the Purchaser Related Parties for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure on the part of Purchaser to perform hereunder or otherwise in circumstances where the payment of the Termination Fee is applicable, and upon payment of the Termination Fee Purchaser and the Purchaser Related Parties shall have no further liability or obligation to the Seller Related Parties relating to or arising out of this Agreement or the Transactions.

STOCK PURCHASE AGREEMENT

(e) Notwithstanding anything to the contrary contained herein, each of the Company, the Shareholders, their respective Affiliates and any other Seller Related Party (other than Purchaser) hereby (i) waives any rights or claims against any Debt Financing Source and any Investor in connection with this Agreement, the Debt Financing or the Convertible Notes Financing, as applicable, any other document related thereto or the transactions contemplated hereby or thereby or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith (whether in contract or in tort, in law or in equity or otherwise) and (ii) agrees not to commence any action (on behalf of itself and its Affiliates, directors, officers, employees, agents and representatives) or proceeding against any Debt Financing Source or Investor in connection with this Agreement, the Debt Financing or Convertible Notes Financing, as applicable, any other document related thereto or the transactions contemplated hereby or thereby or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith (whether in contract or in tort, in law or in equity or otherwise), and to cause any such action or proceeding to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source or Investor shall have any liability for any claims or damages to the Company, the Shareholders, their respective Affiliates and any other Seller Related Party in connection with this Agreement, the Debt Financing or Convertible Notes Financing, as applicable, any other document related thereto or any of the transactions contemplated hereby or thereby. The provisions of this Section 12.3(e) shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates, each Investor, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 12.3(e).

ARTICLE 13

MATTERS RELATING TO THE SHAREHOLDER REPRESENTATIVE

13.1 Appointment of the Shareholder Representative. Each Shareholder irrevocably appoints the Shareholder Representative as the Shareholder’s true and lawful attorney in fact and agent, with full power of substitution or re-substitution, to act on behalf of the Shareholder with respect to the transfer of the Shares owned by the Shareholder to Purchaser in accordance with the terms and provisions of this Agreement, and to act on behalf of the Shareholder in any litigation or arbitration involving this Agreement, to do or refrain from doing all further acts and things, and to execute all such documents as the Shareholder Representative will deem necessary or appropriate in connection with the Transactions, including the power to:

(a) execute and deliver all amendments, waivers, ancillary agreements, stock powers, certificates, statements, notices and other documents that the Shareholder Representative deems necessary or appropriate in connection with the consummation of the Transactions, including any amendments to this Agreement;

(b) interpret the terms and provisions of this Agreement and the Transaction Documents to be executed and delivered by Shareholder in connection with this Agreement;

STOCK PURCHASE AGREEMENT

(c) receive funds, make payments of funds, and give receipts for funds;

(d) receive funds for the payment of expenses of the Shareholder and apply those funds in payment for those expenses;

(e) make any determinations and settle any matters in connection with the adjustments to the Cash Purchase Price in Article 3, any other matters relating to any amounts to be received by such Shareholder under this Agreement, and any other dispute under this Agreement;

(f) give and receive notices and communications;

(g) do or refrain from doing any further act or deed on behalf of the Shareholder that the Shareholder Representative deems necessary or appropriate in her sole discretion relating to the subject matter of this Agreement as fully and completely as the Shareholder could do if personally present; and

(h) receive service of process in connection with any claims under this Agreement.

The appointment of the Shareholder Representative is coupled with an interest and is irrevocable and shall survive the Closing, and Purchaser, the Company and any other Person may conclusively and absolutely rely, without inquiry, upon any action taken or omitted to be taken by the Shareholder Representative in all matters referred to herein, all of which shall be binding on the Shareholders. All notices required to be made or delivered by Purchaser to the Shareholders described above in this Section 13.1 will be made to the Shareholder Representative for the benefit of the Shareholders and will discharge in full all notice requirements of Purchaser to the Shareholders with respect thereto. The Shareholder Representative will promptly provide all Shareholders with copies of all such notices. The Shareholders confirm all that the Shareholder Representative will do or cause to be done by virtue of her appointment as the representative of the Shareholders under this Agreement. The Shareholder Representative will act for the Shareholders on all of the matters set forth in this Agreement in the manner the Shareholder Representative believes to be in the best interest of the Shareholders and consistent with the obligations of the Shareholders under this Agreement, but the Shareholder Representative will not be responsible to any Shareholder for any loss or Damages that any Shareholder may suffer by the performance of the Shareholder Representative’s duties under this Agreement, other than loss or Damages arising from intentional violations of Law or gross negligence in the performance of such duties under this Agreement. The Shareholder Representative will not have any duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities will be read into this Agreement or will otherwise exist against the Shareholder Representative.

13.2 Reliance by the Shareholder Representative. The Shareholder Representative will be entitled to rely, and will be fully protected in relying, upon any statements furnished to her by any Shareholder, Purchaser or the Company, or any other evidence reasonably deemed by the Shareholder Representative to be reliable, and the Shareholder Representative will be entitled

STOCK PURCHASE AGREEMENT

to act on the advice of counsel selected by the Shareholder Representative. The Shareholder Representative will be fully justified in failing or refusing to take any action under this Agreement unless she has received such advice or concurrence of any Shareholder as she deems appropriate or she has been expressly indemnified to her satisfaction by the Shareholders (severally as to each Shareholder only and not jointly as to or with any other Shareholder) according to their respective Pro Rata Shares against any and all Liability and expense that the Shareholder Representative may incur by reason of taking or continuing to take any such action.

13.3 Expenses of the Shareholder Representative. The Shareholder Representative is entitled to retain counsel and to incur expenses (including court costs and reasonable attorneys’ fees and expenses) as the Shareholder Representative deems to be necessary or appropriate in connection with performing her obligations under this Agreement, and all fees and expenses so incurred by the Shareholder Representative will be borne by the Shareholders (severally as to each Shareholder only and not jointly as to or with any other Shareholder) according to their respective Pro Rata Shares.

13.4 Substitute Shareholder Representative. If the individual appointed pursuant to Section 13.1 dies, becomes disabled, resigns or otherwise becomes unable to fulfill her responsibilities as agent of the Shareholders, then the Shareholders whose aggregate Pro Rata Shares exceeds 50.0% will, as soon as practicable (and in any event within 5 Business Days) and with Purchaser’s written approval (which approval will not be unreasonably withheld, conditioned or delayed), appoint a successor Shareholder Representative for the Shareholders. The Shareholder Representative may resign at any time by written notice to Purchaser and the Shareholders. All power, authority, rights and privileges conferred in this Agreement to the initial Shareholder Representative will apply to any successor Shareholder Representative.

13.5 Reliance by Purchaser. Purchaser may rely on the appointment and authority of the Shareholder Representative granted pursuant to this Article 13 until receipt of written notice of the appointment of a successor Shareholder Representative made in accordance with Section 13.4. In so doing, Purchaser will be entitled to deal exclusively with and may rely conclusively (without further evidence whatsoever) on any and all actions taken by, writings delivered by, and decisions of the Shareholder Representative on any matter relating to this Agreement or the other Transaction Documents.

ARTICLE 14

MISCELLANEOUS

14.1 Notices. All notices, demands and other communications given under or pursuant to this Agreement must be in writing (which may include e-mail) and will be deemed to have been duly given if delivered personally or by overnight courier, if mailed by certified mail, return receipt requested, postage prepaid, or if sent by e-mail, in each case addressed to the applicable Party as follows:

STOCK PURCHASE AGREEMENT

If to the Company before Closing, to each of:

Columbia Helicopters, Inc.

14452 Arndt Road NE

Aurora, Oregon 97002

E-mail: steveb@colheli.com

Attention: Steven E. Bandy

Columbia Helicopters, Inc.

14452 Arndt Road NE

Aurora, Oregon 97002

Facsimile: (503) 678-7519

E-mail: dmlodinoff@colheli.com

Attention: David Mlodinoff, General Counsel

With a copy (which shall not constitute notice) to:

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Email: justin.denton@tonkon.com

Attention: Justin B. Denton

If to the Shareholder Representative, to each of:

Nancy C. Lematta

[***]

[***]

[***]

Email: [***]

With copy (which shall not constitute notice) to:

Landerholm, P.S.

805 Broadway Street, Suite 1000

Vancouver, Washington 98666

Email: bill.dudley@landerholm.com

Attn: William C. Dudley

If to Parent or Purchaser, or to the Company after Closing, to:

2103 City West Blvd.,

4th Floor

Houston, Texas 77042

Facsimile: (713) 267-7620

E-mail: don.miller@bristowgroup.com

Attention: L. Don Miller, Senior Vice President and Chief Financial Officer

STOCK PURCHASE AGREEMENT

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email: DAKatz@wlrk.com

            JELevine@wlrk.com

Facsimile: (212) 403-2000

Attn:    David A. Katz, Esq.

            Jenna E. Levine, Esq.

Any notice, demand or other communication will be effective: (a) if delivered personally, when received; (b) if sent by a nationally recognized overnight courier, when receipted for; (c) if mailed, five Business Days after being mailed; or (d) if sent by e-mail (with electronic delivery receipt requested and obtained), on the date sent if sent on a Business Day before 5:00 p.m., and on the next Business Day if not sent on a Business Day or after 5:00 p.m. on a Business Day.

14.2 Payments. All payments made to any Party, or on behalf of any Party, under this Agreement will be made by wire transfer of immediately available funds to the account designated by that Party in writing.

14.3 Entire Agreement.

(a) This Agreement, the Transaction Documents and the Reciprocal Confidentiality Agreement, dated June 27, 2018, entered into Parent and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to subject matter set forth herein and therein and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, both written and oral, among the Parties with respect to that subject matter.

(b) If Purchaser is not a signatory to the Confidentiality Agreement, Purchaser agrees to be bound by the provisions of the Confidentiality Agreement as fully as if Purchaser were a signatory thereto. In the event of any inconsistency between the statements in this Agreement and those in the Transaction Documents, the statements in the body of this Agreement will control.

(c) Each appendix, schedule (including the Disclosure Schedule and the Purchaser Disclosure Schedule), exhibit or other document attached to this Agreement is expressly made a part of this Agreement.

14.4 Amendment and Waiver. This Agreement may be amended or supplemented, and a provision of this Agreement may be waived, only if the amendment, supplement or waiver is in writing and signed by all the Parties, in the case of an amendment or supplement, or by the Party against whom the waiver is to be effective, in the case of a waiver. No waiver by any Party will operate or be construed as a waiver in respect of any failure, breach or default not expressly identified in a written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure or delay by any Party in exercising any right, power or

STOCK PURCHASE AGREEMENT

privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary herein, the provisions of Sections 12.3, 14.6, 14.10(a), 14.10(c), 14.10(d), 14.10(e), 14.10(f), 14.12, and this Section 14.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended in any manner adverse to the Debt Financing Sources or Investors, as applicable, without the prior written consent of such Debt Financing Sources or Investors, as applicable.

14.5 Benefits; Binding Effect; Assignment. This Agreement will bind and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor the obligations of any Party under this Agreement will be assignable or transferable by the Party without the prior written consent of the other Parties; provided, that (a) before or contemporaneously with Closing, Purchaser may merge into any wholly owned subsidiary of Parent, with such subsidiary to be the survivor of such merger and to be substituted for all purposes of this Agreement as “Purchaser”, (b) Purchaser and, after Closing, the Company will each have the right to assign any of its rights under this Agreement to any of its Affiliates and to any purchaser of a material portion of its assets, so long as the Party remains liable for its Affiliate’s or purchaser’s obligations under this Agreement and (c) Purchaser and, after Closing, the Company may each assign its rights under this Agreement for collateral security purposes to any lender or lenders (including any agent for any the lender or lenders) providing financing to Purchaser in connection with the Transactions, or to any assignee or assignees of the lender, lenders or agent.

14.6 No Third Party Beneficiary. Except as provided in (a) Section 10.5(c) and (b) Sections 12.3, 14.4, 14.10(a), 14.10(c), 14.10(d), 14.10(e), 14.10(f), 14.12, and this Section 14.6 with respect to the Debt Financing Sources and Investors, nothing in this Agreement, express or implied, is intended or will be interpreted to confer upon any Person other than the Parties (and, where applicable, Parent) any legal or equitable right, remedy, or claim.

14.7 Severability. If any court, arbitrator, or arbitration panel finds any provision of this Agreement to be invalid or otherwise unenforceable, that provision will be void to the extent it is contrary to applicable Law. However, that finding will not affect the validity of any other provision of this Agreement, and the rest of this Agreement will remain in full force and effect unless enforcement of this Agreement without the invalidated provision would be grossly inequitable under all of the circumstances or would frustrate the primary purposes of this Agreement. Alternatively, if a court, arbitrator, or arbitration panel determines that any provision of this Agreement is not enforceable as expressly written, it is the intention of the Parties that those provisions be modified by the court, arbitrator, or arbitration panel only as is necessary for them to be enforceable.

14.8 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, the Parties will bear their own respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with preparing and executing this Agreement and consummating the Transactions, it being agreed that fees and expenses of the

STOCK PURCHASE AGREEMENT

Shareholders and the Acquired Companies incurred prior to or in connection with the Closing shall be the Shareholders’ responsibility and not that of any Acquired Company, except to the extent they are included as Company Transaction Expenses in reduction of the Cash Purchase Price.

14.9 Purchaser’s Review(i) . Purchaser has reviewed and has had access to all documents, records and information that it desired to review, and has had the opportunity to ask questions, and has received sufficient answers, in connection with its decision to enter into this Agreement and to consummate the Transactions. In connection with executing and delivering this Agreement and consummating the Transactions, Purchaser has not relied on, and Purchaser expressly waives and releases the Company and each Shareholder from any Liability for any claims (excluding Fraud) relating to or arising from, any representation, warranty, statement, advice, document, projection, or other information of any type (including the Information Packet and any forward-looking statements) provided by any Shareholder, the Company or their respective Affiliates or any of their representatives, except for those representations and warranties of the Company and the Shareholder expressly set forth in Article 6 and Article 7 or in any Transaction Document, or any certificate delivered pursuant to this Agreement. In deciding to enter into this Agreement and consummate the Transactions, Purchaser has relied solely on its own knowledge, investigation, judgment and analysis (and that of its Agents) and not on any disclosure or representation made by, or any duty to disclose on the part of, any Shareholder, Acquired Company, or any of their respective Agents, other than the express representations and warranties of the Company and the Shareholder set forth in Article 6 and Article 7 or in any Transaction Document or any certificate delivered pursuant to this Agreement.

14.10 Governing Law; Litigation Expenses; Waiver of Jury Trial.

(a) This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied. In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Agreement, even if under New York’s choice of law or conflict of law analysis, the substantive laws of another jurisdiction would ordinarily apply.

(b) If suit, action or other proceeding is commenced to enforce, interpret or rescind this Agreement, or any provision hereof, including any proceeding pursuant to Article 11, the prevailing Party will be entitled to recover, in addition to any other relief to which the Party may be entitled, its reasonable attorneys’ fees, expert witness fees, costs of suit and expenses in such proceeding and any appeal therefrom.

(c) ANY SUIT, ACTION, OR PROCEEDING ARISING OUT OF, RELATING TO OR BASED ON THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR THE TRANSACTIONS WILL BE HEARD, TRIED, AND/OR ARBITRATED IN NEW YORK, AND EACH PARTY SUBMITS AND CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN NEW YORK, NEW YORK. EACH PARTY AGREES THAT IT IS SUBJECT TO PERSONAL

STOCK PURCHASE AGREEMENT

JURISDICTION IN NEW YORK. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO A PARTY’S ADDRESS AS SET FORTH HEREIN WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(d) Notwithstanding anything to the contrary herein, each Seller Related Party and each of the other parties hereto, hereby irrevocably (i) consents and agrees that it will not bring or support any Action (whether at law or equity, in contract, in tort or otherwise) against the Debt Financing Sources or Investors in any way relating to this Agreement or any of the Transactions, including any dispute arising out of, relating to or based upon the Financing, the Commitment Letters or the other Financing Agreements or the performance thereof, in any forum other than the Supreme Court of the State of New York, in New York County, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the federal courts located in the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 14.1 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The provisions of this Section 14.10(d) shall be enforceable by each Debt Financing Source and Investor.

(e) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH SELLER RELATED PARTY AND EACH OTHER PARTY HERETO, HEREBY ACKNOWLEDGES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, RELATE TO OR BE BASED UPON THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. ACCORDINGLY, EACH SELLER RELATED PARTY AND EACH PARTY HERETO, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR THE TRANSACTIONS, INCLUDING ANY DISPUTE ARISING OUT OF, RELATING TO OR BASED UPON THE FINANCING, THE COMMITMENT LETTERS OR THE OTHER FINANCING AGREEMENTS OR THE PERFORMANCE THEREOF, INCLUDING ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE OR INVESTOR.

STOCK PURCHASE AGREEMENT

(f) EACH PARTY ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (ii) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN SECTION 14.10(e) AND THIS SECTION 14.10(f).

14.11 Non-Recourse. Subject to the rights of the parties to any Financing Agreement under the terms thereof, none of the Parties, nor any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Source or Investor, solely in its capacity as a lender, investor or arranger in connection with the Financing, and the Debt Financing Sources and Investors, solely in their respective capacities as lenders, investors or arrangers, shall not have any rights or claims against any Party or any Person related to a Party hereto, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

14.12 Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, that is performed, satisfied or fulfilled by an Affiliate of the Party, will be deemed to have been performed, satisfied or fulfilled by the Party.

14.13 Counterparts and Delivery. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same instrument. A signed copy of this Agreement delivered by electronic mail or in “.pdf” format will have the same legal effect as delivery of an original signed copy of this Agreement.

14.14 Acknowledgement Regarding Representation. Each Party acknowledges and agrees that, in connection with negotiating this Agreement and consummating the Transactions, Tonkon Torp LLP has (a) acted as counsel to, and has represented, solely the Acquired Companies and (b) not acted as counsel to or represented the Shareholder Representative or any Shareholder.

14.15 Obligation of Parent. Parent hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause Purchaser to fully and promptly pay, perform and observe all of Purchaser’s obligations under Section 12.3 of this Agreement (the “Purchaser Obligations”). In the event that Purchaser fails in any manner whatsoever to pay, perform or observe any of the Purchaser Obligations, Parent will duly and promptly pay, perform or observe, as the case may be, the Purchaser Obligations, or cause the same to be duly and promptly paid, performed or observed, in each case as if Parent were itself Purchaser with respect to the Purchaser Obligations. Parent hereby represents and warrants to the Company that (i) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Delaware, and it has all power and authority to execute, deliver and perform its obligations under this Section 14.15; (ii) Parent has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (iii) this Section 14.15 is, or upon its due authorization, execution and delivery of this Agreement by all parties hereto will be, a valid and binding obligation of Parent enforceable against Parent in accordance with the terms hereof, except as enforceability is limited by the General Enforceability Exceptions.

[Signatures on Following Page]

STOCK PURCHASE AGREEMENT

The Parties have each executed and delivered this Stock Purchase Agreement as of the Execution Date.

PURCHASER:	BEAR ACQUISITION I, LLC

	By:	/s/ Brian J. Allman
	Name:	Brian J. Allman
	Title:	President

PARENT	BRISTOW GROUP INC.

	By:	/s/ Jonathan E. Baliff
	Name:	Jonathan E. Baliff
	Title:	President and Chief Executive Officer

COMPANY:	COLUMBIA HELICOPTERS, INC.

	By:	/s/ Steven E. Bandy
	Name:	Steven E. Bandy
	Title:	President and Chief Executive Officer

SHAREHOLDERS:	s/ Marci Ann Walsh
Marci Ann Walsh

/s/ Wesley Bart Lematta
Wesley Bart Lematta

/s/ Jon A. Lazzaretti
Jon A. Lazzaretti

LEMATTA FAMILY TRUST DATED NOVEMBER 18, 2010, AS AMENDED

	By:	/s/ Nancy C. Lematta
	Name:	Nancy C. Lematta, Trustee

STOCK PURCHASE AGREEMENT

SIGNATURE PAGE

WESLEY G. LEMATTA RESIDUARY
TRUST I DATED DECEMBER 24, 2009

By:	/s/ Nancy C. Lematta
Name:	Nancy C. Lematta, Trustee

WESLEY G. LEMATTA RESIDUARY
TRUST II DATED DECEMBER 24, 2009

By:	/s/ Nancy C. Lematta
Name:	Nancy C. Lematta, Trustee

NANCY ELIZABETH LEMATTA TRUST
DATED DECEMBER 31, 1976

By:	/s/ Nancy C. Lematta
Name:	Nancy C. Lematta, Trustee

LEMATTA 2012 IRREVOCABLE TRUST
DATED DECEMBER 17, 2012,
FBO NANCY ELIZABETH LEMATTA

By:	/s/ Gregory A. Damico
Gregory A. Damico, Trustee

By:	/s/ Stanley Y. Wilson
Stanley Y. Wilson, Trustee

LEMATTA 2012 IRREVOCABLE TRUST
DATED DECEMBER 17, 2012,
FBO MARCI ANN WALSH

By:	/s/ Gregory A. Damico
Gregory A. Damico, Trustee

By:	/s/ Stanley Y. Wilson
Stanley Y. Wilson, Trustee

STOCK PURCHASE AGREEMENT

SIGNATURE PAGE

LEMATTA 2012 IRREVOCABLE TRUST DATED DECEMBER 17, 2012, FBO WESLEY BART LEMATTA

	By:	/s/ Gregory A. Damico Gregory A. Damico, Trustee

	By:	/s/ Stanley Y. Wilson Stanley Y. Wilson, Trustee

SEPARATE SHARE OF MICHAEL A. FAHEY OF THE FAHEY FAMILY 2016 TRUST U/A/D MARCH 3, 2016

	By:	/s/ Michael A. Fahey Michael A. Fahey, Co-Trustee

	By:	/s/ Penny L. Fahey Penny L. Fahey, Co-Trustee

SHAREHOLDER REPRESENTATIVE:	/s/ Nancy C. Lematta Nancy C. Lematta

STOCK PURCHASE AGREEMENT

SIGNATURE PAGE

APPENDIX 1.1

DEFINITIONS

“Acquired Company” means the Company or any Company Subsidiary. “Acquired Companies” means all of those entities collectively.

“Action” means any action, charge, claim, complaint, inquiry, investigation, litigation, lawsuit, hearing, dispute, or other proceeding, whether civil, criminal, administrative, regulatory, judicial or investigative, formal or informal, public or private, in each case, commenced, brought, conducted, or heard by or before, or otherwise involving, any Government Authority, any mediator, or any arbitrator.

“Active,” whether or not capitalized, when used to modify any Government Contract, Government Subcontract or Subcontract, means that final payment has not been made on such Government Contract, Government Subcontract or Subcontract.

“Additional Cash Amount” means (a) if the number of shares of Parent Common Stock calculated in clause (a) of the definition of “Stock Consideration” is less than or equal to the Stock Consideration Cap, zero and (b) if the number of shares of Parent Common Stock calculated in clause (a) of the definition of “Stock Consideration” is greater than the Stock Consideration Cap, the lesser of (i) $4,350,649 and (ii) the product of (A) the excess of the number of shares of Parent Common Stock calculated in clause (a) of the definition of “Stock Consideration” over the Stock Consideration Cap and (B) the VWAP.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with that Person. “Control” means the ownership, directly or indirectly, of voting securities representing the right generally to elect a majority of the directors (or similar officials) of a Person or the possession, by contract or otherwise, of the authority to direct the management and policies of a Person.

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code.

“Agents” means a Person’s members, managers, officers, directors, attorneys, accountants, investment bankers, representatives and other agents.

“Aggregate Aircraft Amount” is defined in Section 3.1(b)(iii).

“Aggregate Aircraft Amount Calculation Methodology” is defined in Section 3.1(b)(iii).

“Agreement” is defined in the first paragraph of this Agreement.

“Aircraft Adjustment Amount” is defined in Section 3.1(b)(ii).

“Aircraft Equipment” means any and all parts, accessories and assemblies for any helicopter, including any and all avionics, furnishings, instruments, appurtenances, accessories, components, communication and radar equipment, main rotor blades, engines, transmissions,

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

main rotor heads, tail rotor assemblies, intermediate gear boxes, servo actuators, nodal beams, skid tubes, cockpit voice recorders and other equipment of any kind or nature whatsoever (whether consumable, repairable or non-repairable, spare parts or otherwise), whether or not incorporated or installed in, attached to or forming part of any helicopter at a particular time.

“Alternative Financing” is defined in Section 8.7(d).

“Attorney Records” means, with respect to each Acquired Company, all of the books, files, documents and records, including electronic communications, of attorneys relating to their representation of any Acquired Company or Shareholder to the extent related to (a) any Seller’s or Acquired Company’s contemplation of or preparation for a capital transaction, (b) negotiating, executing, and delivering this Agreement or the Transaction Documents or (c) the Transactions.

“Audit” is defined in Section 10.4(g)(i).

“Aviation Authority” means any Government Authority in the United States or other jurisdiction that is vested with the control and supervision of, or has jurisdiction over, the registration, airworthiness, design, production, operation or maintenance of any aircraft, or other matters relating to civil or military aviation within the jurisdiction, including the FAA, the United States Department of Transportation and the National Transportation Safety Board.

“Aviation Authorizations” means all type certificates, production certificates, parts manufacturing approvals, source approval requests and production verification audits required to perform any work being performed by the Acquired Companies and other authorizations and certificates required by any Aviation Authority.

“Benefit Plans” is defined in Section 6.22(a).

“Bid” means any bid, proposal, offer or quotation made by Company or by a contractor team or joint venture, in which the Company is participating, that, if accepted, would lead to a Government Contract or a Government Subcontract.

“Business Day” means any day other than Saturday, Sunday or any day recognized by the United States government as a public holiday for federal employees.

“Capital Expenditure Budget” means the Company’s capital expenditure budget provided in the Data Room.

“Cash Purchase Price” is defined in Section 3.1(b)(i).

“Certificates” means and includes licenses, permits, certifications, variations, exemptions, Orders, franchises, consents, approvals, registrations, notices, authorizations and qualification filings with all Government Authorities required under Laws in connection with the operation of the business of the Acquired Companies, including Aviation Authorizations.

“Closing” is defined in Section 4.1.

“Closing Cash” is defined in Section 3.1(b)(iv).

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Closing Date” is defined in Section 4.1.

“Closing Indebtedness” is defined in Section 3.1(b)(v).

“Closing Phantom Unit Schedule” is defined in Section 3.3(a).

“Code” means the Internal Revenue Code of 1986, and the regulations promulgated thereunder.

“Commitment Letters” is defined in Section 5.7(a)(i).

“Company” is defined in the first paragraph of this Agreement.

“Company Common Stock” is defined in Section 6.1(b)(i).

“Company Subsidiary” means each direct or indirect Subsidiary of the Company set forth on Section 6.2(a) of the Disclosure Schedule.

“Company Transaction Document” means each Transaction Document to which the Company is a party.

“Company Transaction Expenses” is defined in Section 3.1(b)(vi).

“Company’s Knowledge” means the actual knowledge of any of the following Company officers without any imputed or constructive knowledge: Steven Bandy; Mark Johnson; Matthew Long; David Mlodinoff; Andrew Sandgren; Santiago Crespo; Jim King; Christian Boatsman; and Kurt Koehnke.

“Competing Business” means commercial helicopter and commercial and military aircraft maintenance, repair and overhaul services, including operations in government and military, oil and gas, fire-fighting and aerial lift sectors.

“Confidentiality Agreement” is defined in Section 14.3(a).

“Consideration” is defined in Section 3.1(a).

“Contract” is defined in Section 6.25.

“Convertible Notes Commitment Letter” is defined in Section 5.7(a)(i).

“Convertible Notes Financing” is defined in Section 5.7(a)(i).

“Damages” means all damages (including personal injuries, property damages, and natural resource damages), dues, penalties, fines, reasonable amounts paid in settlement, Taxes, costs, obligations, losses, liabilities (whether absolute, accrued, contingent, fixed or otherwise and whether due or to become due and including strict liabilities) expenses and fees (including reasonable and documented out-of-pocket costs of investigation and defense, court costs and reasonable attorneys’ fees and expenses), including, as the context requires, any of the foregoing that arise out of or in connection with any Actions or Orders.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Data Room” means the electronic data room with the following web address: https://secure.smartroom.com/app/main/#/Smart1070518/login.

“Debt Commitment Letter” is defined in Section 5.7(a)(i).

“Debt Financing” is defined in Section 5.7(a)(i).

“Debt Financing Source” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Convertible Notes Financing) in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Designated Consents” means all required consents relating to this Agreement and the Transactions pursuant to the Contracts set forth on Schedule A-1.

“Disclosed Benefit Plan” is defined in Section 10.6(a).

“Disclosure Schedule” is defined in the first paragraph of Article 6.

“DSS” is defined in Section 8.10.

“Effective Closing Time” is defined in Section 4.1.

“Employee Welfare Benefit Plan” is defined in Section 3(1) of ERISA.

“Engine Support Agreements” means the four agreements entered into by and between the Company and General Electric Company as described in item 2 of Schedule 6.6 of the Disclosure Schedule.

“Environmental, Health and Safety Laws” means all applicable Laws concerning pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata, flora, fauna and other natural resources), workplace health and safety, or public health and safety, including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern into or in contact with the environment (including ambient air, surface water, ground water, land surface or subsurface strata, flora, fauna and other natural resources) or otherwise relating to the manufacture, generation, importation, exportation, sale, processing, distribution, use, treatment, storage, recycling, reclamation, discharge, release, emission, disposal, transport or handling of Materials of Environmental Concern, as those requirements are enacted and in effect on the day immediately preceding the Closing Date.

“Environmental Information” is defined in Section 6.24(b).

“Environmental Report” is defined in Section 6.24(a).

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“ERISA Plan” is defined in Section 6.22(a).

“Exception Claim” is defined in Section 11.3(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” is defined in Section 10.7.

“Excluded Environmental Liabilities” means any Damages arising out of (i) the completion of the Phase II Environmental Plan, (ii) any Remedial Action arising out of the Phase II Environmental Plan, and/or (iii) any Damages arising from the presence in, on, under or migrating to or from any Real Property, Improvements or any other facility of Materials of Environmental Concern that require Remedial Action resulting from activities under the Phase II Environmental Plan.

“Excluded Obligations” means any Liability arising exclusively out of any Excluded Asset, whether arising before, at or after Closing.

“Excluded Taxes” means any (i) Taxes imposed on or with respect to any of the Acquired Companies for any Pre-Closing Tax Period (except to the extent such Taxes were included as a liability in the calculation of Closing Net Working Capital as finally determined pursuant to Section 3.3), (ii) Taxes of the Shareholders (or any direct or indirect owner of any of the Shareholder) for any taxable period or pursuant to Section 10.4(h), (iii) Taxes imposed on or in respect of CHI-Domestic International Sales, Inc. for any Pre-Closing Tax Period, (iv) Taxes for any taxable period arising out of or resulting from the liquidation of CHI-Domestic International Sales, Inc. for U.S. federal (and applicable state) income Tax purposes, (v) Taxes of or imposed on or with respect to (or constituting) any of the Excluded Assets, Excluded Obligations or Excluded Environmental Liabilities for any taxable period, (vi) Taxes arising out of or resulting from the transactions contemplated by Section 10.4(i) and Section 10.7, (vii) Taxes of any Person (other than an Acquired Company) for which any Acquired Company is liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise, (viii) Taxes arising out of any breach of any representation or warranty set forth in Section 6.23 (without regard to any qualification therein or any disclosed exception thereto), and (ix) Taxes arising from any action or transaction by any of the Shareholders or any of the Acquired Companies outside the ordinary course of business on the Closing Date prior to the Closing.

“Execution Date” is defined in the first paragraph of this Agreement.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Existing D&O Policy” is defined in Section 10.5(b).

“Existing Debt” is defined in Section 8.7(e).

“FAA” means the United States Federal Aviation Administration.

“Family Shareholders” mean the Shareholders designated as “Family Shareholders” on Schedule 1.

“Family Shareholder’s Proportion” means for each applicable Family Shareholder, the applicable percentage set forth on Section 6.1(b) of the Disclosure Schedule.

“FAR” is defined in Section 6.26(c)(i).

“FCL” is defined in Section 9.1(s).

“Final Cash Purchase Price” is defined in Section 3.1(a).

“Final Closing Payment” means the payment made by Purchaser or the Shareholders pursuant to Section 3.4.

“Financial Statements” is defined in Section 6.10, and, unless otherwise excepted, includes the notes thereto.

“Financing” is defined in Section 5.7(a)(i).

“Financing Agreements” is defined in Section 8.7(b)(i).

“Fixed Assets” means the types of assets included in “property, plant, and equipment” on the Company’s audited Financial Statements.

“FLSA” means the Fair Labor Standards Act and the regulations promulgated thereunder.

“FOCI” is defined in Section 8.10.

“Foreign Corrupt Practices Act” is defined in Section 6.19(c)(i).

“Forward-Looking Statements” is defined in Section 10.8.

“Fraud” means, and is limited to, intentional common law fraud, and excludes equitable fraud, promissory fraud, unfair dealing fraud and any other fraud-based claim.

“Fundamental Representations” is defined in Section 9.1(a).

“GAAP” means United States generally accepted accounting principles as applied by the Acquired Companies on a consistent basis for the period from January 1, 2015, through the Closing Date.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“GE License Agreement” means the License Agreement for Total Logistics Support of T58 and CT58 Engines, dated March 16, 2018, by and between General Electric Company, acting through its GE Aviation operating component and Columbia Helicopters, Inc., as amended from time to time.

“General Enforceability Exceptions” is defined in Section 5.2.

“Government Authority” means the Government of the United States or any foreign country, or any state or political subdivision thereof or any entity, body, or authority exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, including any quasi-government entity established to perform such functions, regulatory agency, commission, bureau, authority, court, or arbitration tribunal.

“Government Contract” means any prime contract, multiple award schedule contract, basic ordering agreement, letter contract, purchase order, delivery order, or other commitment of any kind between an Acquired Company and any Government Authority.

“Government Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, or other commitment of any kind between an Acquired Company and any prime contractor to either the U.S. Government or any subcontractor with respect to a Government prime contract.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Improvements” is defined in Section 6.14(d).

“Income Tax” means any federal, state, local or foreign Tax based on or measured by or with respect to gross or net income, net worth or capital, including any interest, penalty or addition thereto.

“Income Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Income Taxes, including any schedule or attachment thereto and any amendments thereof.

“Indebtedness” as applied to any Person means (without duplication) the following obligations of the Person or its Subsidiary whether secured or unsecured, including: (a) all obligations for borrowed, money (b) all obligations of the Person evidenced by bonds, debentures, notes or other similar instruments or debt securities; (c) all indebtedness of the Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Person (even though the rights and remedies of the Acquired Company or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to the Lien; (e) all obligations under leases that have been or must be, in accordance with GAAP (if the Indebtedness relates to any Acquired Company), or United States generally accepted accounting principles (if the Indebtedness does not relate to any Acquired Company), recorded as capital leases in respect of which such Person is liable as lessee; (f) any Liability of such Person in respect of banker’s acceptances or letters of credit; (g) interest rate or currency obligations,

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

including swaps, hedges or similar arrangements of any Acquired Company; (h) all payment obligations in respect of the GE License Agreement; (i) all interest, fees (including termination fees), prepayment premiums and other expenses owed or accrued but unpaid with respect to the indebtedness referred to above; and (j) all indebtedness referred to above that is directly or indirectly guaranteed by such Person or that such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, “Indebtedness” does not include amounts already included in Net Working Capital or Company Transaction Expenses.

“Indemnifying Party” and “Indemnifying Parties” are defined in Section 11.2.

“Independent Accounting Firm” is defined in Section 3.3(c)(iv), provided that if the firm indicated in Section 3.3(c)(iv) refuses or is unavailable to act as the Independent Accounting Firm, or if that firm at any time within the 12 months preceding the referral has performed work for any of the Parties or their respective Affiliates, then another independent accounting firm will be selected by the Parties, will be the Independent Accounting Firm.

“Information Packet” is defined in Section 10.9(a).

“Insurance Policies” is defined in Section 6.16.

“Insurance Proceeds” is defined in Section 3.1(b)(iv).

“Intellectual Property” means (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, industrial designs, and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations, and renewals in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connection therewith; (d) mask works and applications, registrations and renewals in connection therewith; (e) trade secrets; (f) computer software, in object and source code format (including data and related documentation); (g) plans, drawings, architectural plans and specifications; (h) websites; (i) other proprietary rights; and (j) copies and tangible embodiments and expressions thereof (in whatever form or medium) of any of the foregoing, including all improvements and modifications thereto and derivative works thereof (and including, for the avoidance of doubt, all Listed Intellectual Property).

“Intercompany Agreements” means, collectively, all Contracts and other agreements between or among two or more Acquired Companies.

“Intercompany Indebtedness” means Indebtedness of any Acquired Company with respect to which the obligee is any other Acquired Company.

“Interim Financial Statements” is defined in Section 6.10.

“International Trade Laws” is defined in Section 6.19(b)(i).

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Inventory” means spare parts, including goods, goods in transit, parts out for repair and related work-in progress and other consumables.

“Investors” is defined in Section 5.7(a)(i).

“IRS” means the United States Internal Revenue Service.

“ITAR” means the International Traffic in Arms Regulation, 22 C.F.R. Parts 120 – [130].

“Labor Union” is defined in Section 6.17(a).

“Law” means any applicable statute, law, ordinance, rule, regulation, code, order, constitution, treaty, common law, judgment, decree or rule of law of any Government Authority, whether foreign or domestic, but in each case only to the extent generally available.

“Leased Real Property” is defined in Section 6.14(b).

“Liability” means any Indebtedness, liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due.

“Licensed IP” is defined in Section 6.15(a)(ii).

“Lien” means any mortgage, lien, deed of trust, pledge, conditional sales arrangement, title retention contract, assessment, adverse claim, levy, easement, restrictive covenant, encroachment, charge, security interest or other encumbrance or similar restriction, including any restriction on transferability, right of first refusal or offer, or other claim or encumbrance of any nature whatsoever, whether arising by contract or operation of law.

“Listed Intellectual Property” is defined in Section 6.15(a)(ii).

“Management Shareholders” means the Shareholders designated as “Management Shareholders” on Schedule 1.

“Marketing Period” means the first period of 15 consecutive Business Days commencing after the Execution Date and throughout which: (i) Purchaser shall have received the Required Information; provided, that if the Company in good faith reasonably believes it has delivered the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date Purchaser receives such notice unless Purchaser in good faith reasonably believes the Company has not completed delivery of the Required Information and, within four Business Days after Purchaser’s receipt of such notice, delivers a written notice to the Company to that effect (stating which Required Information the Company has not delivered), and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.1 to fail to be satisfied assuming the Closing were scheduled for any time during such 15 consecutive Business Day period; provided, that (A) the days from and including November 22, 2018 through November 26, 2018, January 21, 2019 and February 18, 2019 shall not be included in the Marketing Period and (B) if such 15 consecutive Business Day

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

period shall not have fully elapsed on or prior to December 21, 2018, then such period shall not commence any earlier than January 3, 2019; provided, further, that (x) the Marketing Period will end on any earlier day on which the Financing is obtained, (y) Purchaser shall notify the Company in writing when the Marketing Period commences, and (z) the Marketing Period shall not be deemed to have commenced if, following the commencement of, but prior to the completion of, the Marketing Period, (A) the Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Information, in the light of the circumstances under which they were made, not misleading, (B) the Acquired Companies’ independent auditor shall have withdrawn any audit opinion with respect to any Financial Statements contained in the audited financial statements of the Acquired Companies, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by the Acquired Companies’ independent auditor or another independent accounting firm reasonably acceptable to Purchaser, (C) the financial statements of the Acquired Companies included in the Required Information would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 15 consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 15 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt of updated financial information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 15 consecutive Business Day period, or (D) the Company issues a statement or provides notice indicating its intent to restate any material financial information or Financial Statements included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant Financial Statements have been amended or the Company has announced or provided notice that it has concluded that no restatement shall be required.

“Material Adverse Change” or “Material Adverse Effect” means any fact, change, effect, event or circumstance that (a) individually or in the aggregate, has been or would reasonably be expected to be materially adverse to the business, assets, results of operations or condition (financial or otherwise) of the Acquired Companies (taken as a whole); provided, that the following facts, changes, events or circumstances will be excluded in determining whether there has been a Material Adverse Change or a Material Adverse Effect: (i) changes in general financial market or economic conditions, (ii) circumstances, events, or changes generally affecting the industry in which the Acquired Companies operate, (iii) any escalation by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or any outbreak or escalation of terrorism upon the United States or any of its territories, possessions, or diplomatic or consular offices, (iv) conditions in any financial, banking, or securities markets, including any disruption thereof and any decline in the price of any security or any market index (provided that this clause (iv) shall not prevent or otherwise affect a determination that any change, effect, event, or circumstance underlying such condition or decline has resulted in or contributed to a Material Adverse Change or a Material Adverse Effect), (v) changes in United States generally accepted accounting principles, (vi) changes in Laws or regulatory policy or the enforcement or interpretation thereof, (vii) compliance by any Party with the terms of, or the taking of any action required by, this Agreement or any of the

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

Transaction Documents, (viii) any announcement, or the pendency, of the Transactions, or (ix) the taking of, or omitting to take, any action by any Acquired Company at the direction or request of Purchaser; except, in the cases of clauses (i) through (vi), to the extent such change, effect, event, or circumstance disproportionately affects the Acquired Companies, taken as a whole, relative to other participants operating in the same industry, or (b) would prevent or materially delay the consummation by the Shareholders and the Company of the Transactions.

“Materials of Environmental Concern” means any chemical, material, product, byproduct, waste or other substance, regardless of form, which is listed, defined or otherwise regulated by any Environmental Health and Safety Laws because it is hazardous, toxic, or otherwise potentially harmful to human health and safety, the environment or natural resources, including: (a) hazardous waste, as defined by 42 U.S.C. Section 6903(5); (b) hazardous substances, as defined by 42 U.S.C. Section 9601(14); (c) pollutants or contaminants, as defined by 42 U.S.C. Section 9601(33); and (d) toxic substances, petroleum, including crude oil and any fraction or waste thereof, natural gas, asbestos, polychlorinated biphenyls, radioactive materials, explosives, extremely hazardous waste or hazardous materials or other hazardous chemicals or substances.

“Most Recent Balance Sheet” is defined in Section 6.10.

“Multiemployer Plan” is defined in Section 3(37) of ERISA.

“Multiple Employer Plan” is a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Necessary Environmental Funds” is defined in Section 8.9(a).

“Net Working Capital” is defined in Section 3.1(b)(viii).

“Net Working Capital Adjustment” is defined in Section 3.1(b)(vii).

“Net Working Capital Calculation Methodology” is defined in Section 3.1(b)(viii)(B).

“NISPOM” means the National Industry Security Program Operating Manual DOD 5220.22-M, and any supplement, amendments, or revised editions thereof.

“NWC Exclusions” is defined in Section 3.1(b)(ix).

“Objection” is defined in Section 3.3(c)(ii).

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Operating Aircraft” is defined in Section 6.13(b).

“Order” is defined in Section 6.20.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Acquired Companies, as applicable, in the operation of their respective businesses.

“Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the certificate of formation or articles of organization and the operating agreement of a limited liability company; (c) the trust agreement of any trust; and (d) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person, including all amendments to or restatements of any of the foregoing.

“Owned IP” is defined in Section 6.15(a)(i).

“Owned Real Property” is defined in Section 6.14(a).

“Parent” is defined in the first paragraph of this Agreement.

“Parent Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Parent Financial Statements” is defined in Section 5.11.

“Parent Material Adverse Effect” means any fact, change, effect, event or circumstance that (a) individually or in the aggregate, has been or would reasonably be expected to be materially adverse to the business, assets, results of operations or condition (financial or otherwise) of the Parent and its Subsidiaries (taken as a whole); provided, that the following facts, changes, events or circumstances will be excluded in determining whether there has been a Parent Material Adverse Effect: (i) changes in general financial market or economic conditions, (ii) circumstances, events, or changes generally affecting the industry in which the Parent and its Subsidiaries operate, (iii) any escalation by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or any outbreak or escalation of terrorism upon the United States or any of its territories, possessions, or diplomatic or consular offices, (iv) conditions in any financial, banking, or securities markets, including any disruption thereof and any decline in the price of any security or any market index (provided that this clause (iv) shall not prevent or otherwise affect a determination that any change, effect, event, or circumstance underlying such condition or decline has resulted in or contributed to a Parent Material Adverse Effect), (v) changes in United States generally accepted accounting principles, (vi) changes in Laws or regulatory policy or the enforcement or interpretation thereof, (vii) compliance by any Party with the terms of, or the taking of any action required by, this Agreement or any of the Transaction Documents or in connection with the Financing, (viii) any announcement, or the pendency, of the Transactions, (ix) changes in the trading price or volume of Parent Common Stock, (x) any failure in and of itself by Parent to meet its internal or any external or published financial projections, estimates or budgets; or (xi) the taking of, or omitting to take, any action by Parent or any of its Subsidiaries at the direction or request of the Company or the Shareholders; except, in the cases of clauses (i) through (vi), to the extent such change, effect, event, or circumstance disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other participants operating in the same industry, or (b) would prevent or materially delay the consummation by Parent or Purchaser of the Transactions.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Parent SEC Reports” is defined in Section 5.8.

“Party” and “Parties” are defined in the first paragraph of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

“Permitted Liens” means: (a) Liens, if any, identified in the Financial Statements; (b) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or that may thereafter be paid without penalty; (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties in the Ordinary Course of Business; (d) easements, covenants, conditions and restrictions that, in each case, are of record and do not, individually or in the aggregate, interfere with the use of the Real Property or the conduct of the businesses of the Acquired Companies consistent with past practices; (e) zoning or other governmentally established restrictions or encumbrances on the Real Property that are not material and that exist generally with respect to real property; (f) written pledges or deposits to secure obligations under workers or unemployment compensation Laws or similar legislation or to secure public or statutory obligations; (g) mechanics’, warehousemen’s, materialmen’s, suppliers’, vendors’ or similar Liens arising or incurred in the Ordinary Course of Business securing amounts that are not overdue for a period of more than 60 days; (h) railroad trackage agreements, utility, slope and drainage easements, right of way easements and leases regarding signs; and (i) other imperfections of title, licenses or encumbrances, if any, arising or incurred in the Ordinary Course of Business that, individually or in the aggregate, do not materially impair or diminish (A) any Acquired Company’s ability to divest or otherwise transfer any of its aircraft or other material assets or (B) the continued use and operation of the assets to which they relate in the conduct of the business of the Acquired Companies as conducted as of the Execution Date.

“Person” means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint-stock company, joint venture, trust or Government Authority.

“Phantom Plan Payments” means all payments (including any associated payroll Taxes) made by Purchaser to or for the benefit of the Company (or made directly by the Company) to discharge the Company’s obligations to make payments under the Phantom Stock Plans.

“Phantom Stock Plans” means, collectively, the (a) Columbia Helicopters, Inc. Phantom Stock Plan, dated effective January 1, 1988, as it has been restated or amended from time to time (the “Original 1988 Plan”); (b) Amended and Restated Columbia Helicopters, Inc. 2005 Phantom Stock Plan, dated effective January 1, 2005, as it has been amended from time to time; and (c) Amended and Restated Columbia Helicopters, Inc. 1988 Phantom Stock Plan, as it has been amended from time to time (the “Restated 1988 Plan”), which supersedes the Original 1988 Plan effective immediately before the first Change of Control (as defined in the Restated 1988 Plan) occurring after October 30, 2013.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Phantom Unit Award” means an award of phantom units granted under any Phantom Stock Plan.

“Phantom Unit Schedule” is defined in Section 6.1(b)(iv).

“Phase II Environmental Plan” means the environmental site investigation and recommendations described in that certain letter from Hahn and Associates, Inc. dated October 24, 2018 re: HAI Project Nos. 9377, 9378, 9379.

“Pre-Closing Return” is defined in Section 10.4(a)(i).

“Pre-Closing Tax Period” means any taxable period ending before the Closing Date and, in the case of any Straddle Period, the portion of such taxable period ending on and including the day before the Closing Date.

“Prohibited Person” is defined in Section 6.19(b)(i).

“Proposed Final Cash Purchase Price” is defined in Section 3.3(b).

“Post-Closing Tax Period” means any taxable period beginning on or after the Closing Date and, in the case of any Straddle Period, the portion of such taxable period beginning on the Closing Date.

“Projected Cash Purchase Price” is defined in Section 3.3(a).

“Pro Rata Share” means, for each Shareholder, the applicable pro rata share, expressed as a percentage of all Shares, set forth in Section 6.1(b) of the Disclosure Schedule.

“Prudent Industry Practices” shall mean the practices, that would be applied in the ordinary course of business by a prudent environmental remediation expert while exercising the degree of skill and judgement commensurate with that normally exercised by other experts in the same region that, at a particular time, in the exercise of reasonable judgment in light of the facts known or that should reasonably have been known at the time a decision was made, would have been expected to accomplish the desired result in a manner consistent with applicable Laws, standards, and other generally recognized and followed recommendations in regards to reliability, safety, environmental protection, economy and expedition. “Prudent Industry Practices” are intended to include a range of practices, methods or acts generally acceptable during the relevant period in light of the circumstances.

“Purchaser” is defined in the first paragraph of this Agreement.

“Purchaser Benefit Plan” is defined in Section 10.6(a).

“Purchaser Disclosure Schedule” is defined in the first paragraph of Article 5.

“Purchaser Indemnified Parties” is defined in Section 11.2.

“Purchaser Obligations” is defined in Section 14.15.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Purchaser Parties” is defined in Section 10.9(a).

“Purchaser Related Parties” means Purchaser, Parent, their equityholders and any of their respective Affiliates, and their and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Purchaser Transaction Document” means each Transaction Document to which Purchaser is a party.

“Purchaser’s Knowledge” means the actual knowledge of any of the following individuals without any imputed or constructive knowledge: Jonathan Baliff, Geoff Carpenter, L. Don Miller, Robert Phillips and Bo Underwood.

“R&W Insurance Policy” means the Buyer-Side Representations and Warranties Insurance Policies issued by Indian Harbor Insurance Company (XL), Everest Indemnity Insurance Company and Barbican Transaction Liability Consortium to Purchaser for Purchaser’s benefit pursuant to the “binders” for the policies dated as of the Execution Date in substantially the form delivered to the Shareholder Representative on the Execution Date, which must be reasonably satisfactory to Shareholder Representative and include the insurer’s express waiver of subrogation against the Shareholders.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Remaining Disputed Items” is defined in Section 3.3(c)(iv).

“Remedial Action” means any action required by an Environmental, Health and Safety Law or any Government Authority to investigate, clean up, remove or remediate, or conduct remedial, responsive, monitoring or corrective actions with respect to either violations of Environmental, Health and Safety Law or Materials of Environmental Concern, including any Materials of Environmental Concern in, on, under or migrating to or from any Real Property, Improvements or any other facility assessed under the Phase II Environmental Plan.

“Required Consents” is defined in Section 8.4(a).

“Required Information” means the financial statements of the Company and other data required under Paragraph 8 of Exhibit C to the Debt Commitment Letter referred to as the “Required Bond Information” (as in effect on the Execution Date).

“Required HSR Filings” is defined in Section 8.6(a)(i).

“Required Public Disclosure” means any filing, report, or disclosure required to be made under applicable Law (including the Exchange Act) or the rules and regulations of any stock exchange or national market system upon which the securities of Purchaser are listed (including the New York Stock Exchange).

“Restriction Period” is defined in Section 10.15.

“Review Period” is defined in Section 3.3(c)(i).

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“RP Documents” is defined in Section 6.14(a).

“Scheduled Contracts” is defined in Section 6.25.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller” means the Company and the Shareholders.

“Seller Related Party” shall mean the Company, its Subsidiaries, the Shareholders and any of their respective Affiliates and their and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Service” means a service that is provided to a third party by an Acquired Company.

“Shareholder Parties” is defined in Section 10.9(b).

“Shareholder Representative” is defined in the first paragraph of this Agreement.

“Shareholder Transaction Document” means each Transaction Document to which a Shareholder is a party.

“Shareholders” is defined in the first paragraph of this Agreement.

“Shares” is defined in the Recitals of this Agreement.

“Significant Customers” is defined in Section 6.30.

“Spare Parts Sale Agreement” means the General Terms and Conditions of Sale for the T58/CT58 Inventory (relating to the sale of T58 and CT58 engines spare parts inventory) that is one of the Implementing Agreements entered into as part of the Engine Support Agreements by and between the Company and General Electric Company.

“Specified Contract Party” means the Persons set forth on Schedule A-2.

“Stock Consideration” means a number of shares of Parent Common Stock equal to the lesser of (a) the quotient of (i) $67,000,000 divided by (ii) the VWAP and (b) Stock Consideration Cap.

“Stock Consideration Cap” means a number of shares of Parent Common Stock equal to 17.31% of the issued and outstanding shares of Parent Common Stock (excluding shares issuable on the conversion or exercise of any other security) immediately prior to the Closing.

“Stockholders Agreement” is defined in the Recitals of this Agreement.

“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Straddle Period Return” is defined in Section 10.4(a)(ii).

“Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, consulting agreement or other commitment of any kind issued by the Company or any Subsidiary to any Person in support of the Company’s or any Subsidiary’s performance of a Government Contract or Government Subcontract.

“Subscription Agreements” is defined in the Recitals of this Agreement.

“Subsidiary” means, with respect to any Person, each other Person (other than a natural person) of which the Person owns, beneficially and of record, securities or interests representing 50% or more of the aggregate ordinary voting power (without regard to the occurrence of any contingencies affecting voting power).

“Subsidiary Shares” means, collectively, all of the issued and outstanding shares of capital stock of the Company Subsidiaries.

“Surviving Covenants” is defined in Section 11.1(b).

“Target Net Working Capital” is defined in Section 3.1(b)(x).

“Tax Authority” means any Government Authority with regulatory authority to assess, assert or otherwise impose Tax adjustments or collect unpaid Taxes of any Person.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendments thereof.

“Tax” or “Taxes” means all federal, state, local and foreign taxes, including premium taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, ad valorem taxes, registration taxes, severance taxes, windfall profits taxes, escheat and unclaimed property obligations, stamp taxes, capital levy taxes, transfer taxes, value added taxes, employment and payroll-related taxes, property taxes, business license taxes, occupation taxes, environmental taxes, import duties and custom duties, including interest, additions to tax and penalties with respect thereto.

“Teaming Agreement” means a “contractor team arrangement” as defined in FAR § 9.601.

“Terminated Contracts” is defined in Section 9.1(k).

“Termination Date” means April 9, 2019; provided, however, that if the Marketing Period has commenced fewer than fifteen Business Days prior to the Termination Date, the Termination Date shall be automatically extended to the fourth Business Day following the final day of the Marketing Period.

“Termination Fee” is defined in Section 12.3(a)(ii).

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

“Third Party Claim” is defined in Section 11.3(a).

“Transaction Documents” means each agreement, document, instrument or certificate (including those delivered pursuant to Section 9.1(c) and Section 9.2(c)) contemplated by this Agreement or to be executed by any of the Parties in connection with the consummation of the Transactions, in each case only as applicable to the relevant party or parties to such Transaction Documents.

“Transaction Payments” means collectively, all amounts payable by Purchaser under this Agreement, whether before, at or after Closing.

“Transactions” means the transactions contemplated in this Agreement.

“VWAP” means the volume weighted average price of a share of Parent Common Stock, as reported on Bloomberg, for the five consecutive trading day period starting with the opening of the first primary trading session on the NYSE beginning at 9:30 a.m., New York City time, following the execution and public announcement of this Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

STOCK PURCHASE AGREEMENT

APPENDIX 1.1

APPENDIX 1.2

INTERPRETATION

As used in this Agreement: (a) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “will” and “shall” have the same meaning; (d) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; (e) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”; and (f) the phrases “delivered,” “made available to” or “provided to” shall mean that such information has been posted in the Data Room made available to Purchaser, or otherwise actually delivered to Purchaser, at least one Business Day prior to the Execution Date.

All terms and words used in this Agreement, regardless of the number or gender in which they are used, will be deemed to include any other number and any other gender as the context may require. Each defined term used in this Agreement will have a comparable meaning when used in its plural or singular form. The Appendices, Schedules and Exhibits attached to this Agreement are incorporated into and made part of this Agreement.

Unless the context otherwise requires, references herein to: (a) Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (b) an agreement, instrument or document means the agreement, instrument or document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Agreement; (c) a statute means the statute as amended from time to time and includes any successor legislation thereto; (d) dollars (or the symbol “$”) refers to United States dollars; and (e) time means Pacific Time.

The headings and captions used in this Agreement, in any Appendix, Schedule, Exhibit or index hereto, or in the table of contents are for convenience of reference only and do not constitute a part of this Agreement and will not limit, characterize or in any way affect any provision of this Agreement or any Appendix, Schedule or Exhibit, and all provisions of this Agreement and the Appendices, Schedules and Exhibits will be enforced and construed as if no caption or heading had been used. Any capitalized terms used in any Appendix, Schedule or Exhibit and not otherwise defined therein will have the meanings set forth in this Agreement (or, in the absence of any ascribed meaning, the meaning customarily ascribed to the term in the Company’s industry or in general commercial usage). The Appendices, Schedules and Exhibits will be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

The Parties have participated jointly in negotiating and drafting this Agreement with the advice and review of sophisticated counsel of their choosing. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

STOCK PURCHASE AGREEMENT

APPENDIX 1.2